Exhibit 99.7

CREDIT AND GUARANTY AGREEMENT

dated as of October 22, 2025

among

ELECTRA Battery Materials Corporation
as Company,

and

CERTAIN SUBSIDIARIES OF COMPANY,
as Guarantors,

VARIOUS LENDERS,

GLAS USA LLC,
as Administrative Agent

GLAS Trust Company LLC,

as Collateral Agent

________________________________________________________

$27,795,066.24 Senior Secured Credit Facilities

________________________________________________________

TABLE OF CONTENTS

Page

Section 1 DEFINITIONS AND INTERPRETATION	1
1.1 Definitions	1
1.2 Accounting Terms, Financials Statements, Calculations, Etc	41
1.3 Interpretation, Etc	42
1.4 Cashless TL Exchange.	43
Section 2 LOANS	43
2.1 Term Loans	43
2.2 Pro Rata Shares; Availability of Funds	44
2.3 Use of Proceeds	45
2.4 Evidence of Debt; Register; Lenders’ Books and Records; Notes	45
2.5 Interest on Loans	46
2.6 Default Interest..	46
2.7 Fees	47
2.8 Scheduled Payments	47
2.9 Voluntary Prepayments/Commitment Reductions	47
2.10 Mandatory Prepayments	47
2.11 Application of Prepayments	49
2.12 General Provisions Regarding Payments	49
2.13 Ratable Sharing	51
2.14 Increased Costs; Capital Adequacy	51
2.15 Taxes; Withholding, Etc.	53
2.16 Obligation to Mitigate	56
2.17 Removal or Replacement of a Lender	57
Section 3 CONDITIONS PRECEDENT	58
3.1 Closing Date	58
3.2 Conditions to Each Credit Extension	62
Section 4 REPRESENTATIONS AND WARRANTIES	62
4.1 Organization; Requisite Power and Authority; Qualification	62
4.2 Capital Stock and Ownership	63
4.3 Due Authorization	63
4.4 No Conflict	63
4.5 Governmental Consents	63
4.6 Binding Obligation	63
4.7 Historical Financial Statements	64
4.8 [Reserved]	64
4.9 No Material Adverse Change	64
4.10 No Restricted Junior Payments	64

i

4.11 Adverse Proceedings, Etc	64
4.12 Payment of Taxes	64
4.13 Properties	65
4.14 [Reserved]	65
4.15 No Defaults	65
4.16 Material Contracts	65
4.17 Governmental Regulation	66
4.18 Federal Reserve Regulations; Exchange Act	66
4.19 Employee Matters	66
4.20 Employee Benefit Plans	66
4.21 Certain Fees	67
4.22 Solvency	67
4.23 Compliance with Statutes, Etc	67
4.24 Disclosure	67
4.25 Sanctions; Anti-Corruption and Anti-Bribery Laws; Anti-Terrorism and Anti-Money Laundering Laws; Etc.	68
4.26 Senior Indebtedness	68
Section 5 AFFIRMATIVE COVENANTS	68
5.1 Financial Statements and Other Reports	68
5.2 Existence	73
5.3 Payment of Taxes and Claims	73
5.4 Maintenance of Properties	73
5.5 Insurance	73
5.6 Books and Records; Inspections	74
5.7 Lenders Meetings	74
5.8 Compliance with Laws	74
5.9 Environmental	75
5.10 Additional Guarantors	75
5.11 Additional Locations and Material Real Estate Assets	75
5.12 Further Assurances	76
5.13 Post-Closing Matters	76
Section 6 NEGATIVE COVENANTS	77
6.1 Indebtedness	77
6.2 Liens	81
6.3 Equitable Lien	85
6.4 No Further Negative Pledges	85
6.5 Restricted Junior Payments	85
6.6 Restrictions on Subsidiary Distributions	88
6.7 Investments	88
6.8 Financial Covenants	89
6.9 Fundamental Changes; Disposition of Assets	90
6.10 Disposal of Subsidiary Interests	90
6.11 Sales and Lease-Backs	91

6.12 Transactions with Affiliates	91
6.13 Conduct of Business	93
6.14 Amendments or Waivers with Respect to Certain Indebtedness	93
6.15 Fiscal Year; Accounting Policies	93
6.16 Deposit Accounts and Securities Accounts	93
6.17 Amendments to Certain Documents and Agreements	94
6.18 Use of Proceeds	94
6.19 Sweep Agreements	94
6.20 Canadian Defined Benefit Plans.	94
Section 7 GUARANTY	94
7.1 Guaranty of the Obligations	94
7.2 Contribution by Guarantors	94
7.3 Payment by Guarantors	95
7.4 Liability of Guarantors Absolute	95
7.5 Waivers by Guarantors	97
7.6 Guarantors’ Rights of Subrogation, Contribution, Etc	98
7.7 Subordination of Other Obligations	98
7.8 Continuing Guaranty	99
7.9 Authority of Guarantors or Company	99
7.10 Financial Condition of Company	99
7.11 Bankruptcy, Etc	99
7.12 Discharge of Guaranty Upon Sale of Guarantor	100
7.13 Keepwell	100
Section 8 EVENTS OF DEFAULT	100
8.1 Events of Default	100
Section 9 AGENTS	104
9.1 Appointment of Agents	104
9.2 Powers and Duties	104
9.3 General Immunity	105
9.4 Agents Entitled to Act as Lender	107
9.5 Lenders’ Representations, Warranties and Acknowledgment	107
9.6 Right to Indemnity	109
9.7 Erroneous Payments.	110
9.8 Successor Administrative Agent and Collateral Agent	113
9.9 Collateral Documents and Guaranty	115
9.10 Withholding Taxes	116
9.11 Administrative Agent May File Bankruptcy Disclosure and Proofs of Claim	117
Section 10 MISCELLANEOUS	118
10.1 Notices	118
10.2 Expenses	119

10.3 Indemnity and Related Reimbursement	120
10.4 Set-Off	121
10.5 Amendments and Waivers	122
10.6 Successors and Assigns; Participations	124
10.7 Independence of Covenants	128
10.8 Survival of Representations, Warranties and Agreements	128
10.9 No Waiver; Remedies Cumulative	128
10.10 Marshalling; Payments Set Aside	129
10.11 Severability	129
10.12 Obligations Several; Actions in Concert	129
10.13 Headings	130
10.14 Applicable Law	130
10.15 Consent to Jurisdiction	130
10.16 Waiver of Jury Trial	130
10.17 Confidentiality	131
10.18 Usury Savings Clause	132
10.19 Effectiveness; Counterparts	133
10.20 Entire Agreement	133
10.21 PATRIOT Act	133
10.22 Electronic Execution of Assignments and Credit Documents	133
10.23 No Fiduciary Duty	134
10.24 Acknowledgement and Consent to Bail-In of Affected Financial Institutions	134
10.25 Interest Act (Canada)	135
10.26 Judgment Currency.	135

APPENDICES:	A	Term Loan Commitments
	B	Notice Addresses

SCHEDULES:	4.1	Jurisdictions of Organization and Qualification
	4.2	Capital Stock and Ownership
	4.13	Real Estate Assets
	4.16	Material Contracts
	6.1	Certain Indebtedness
	6.2	Certain Liens
	6.7	Certain Investments
	6.12	Certain Affiliate Transactions
	6.21	Schedule of Accounts

EXHIBITS:	A-1	Funding Notice
	A-2	PIK Election Request
	A-3	Form of Term Loan Note
	B	Letter of Direction
	C	Compliance Certificate
	D	Assignment Agreement
	E-1	U.S. Tax Compliance Certificate

E-2	U.S. Tax Compliance Certificate
E-3	U.S. Tax Compliance Certificate
E-4	U.S. Tax Compliance Certificate
F-1	Closing Date Certificate
F-2	Solvency Certificate
G	Counterpart Agreement
H	Landlord Collateral Access Agreement
I	Intercompany Note and Subordination
J	Permitted Working Capital Intercreditor Agreement

v

CREDIT AND GUARANTY AGREEMENT

This CREDIT AND GUARANTY AGREEMENT, dated as of October 22, 2025, is entered into by and among Electra Battery Materials Corporation, a Canadian corporation (“Company”), as borrower, and certain of its respective Subsidiaries, as Guarantors, the Lenders party hereto from time to time, and GLAS USA LLC, a limited liability company organized and existing under the laws of the State of New Jersey, as administrative agent (in such capacity, “Administrative Agent”) and GLAS Trust Company LLC, a limited liability company organized and existing under the laws of the State of New Hampshire, as collateral agent (in such capacity, “Collateral Agent”) for the Lenders.

RECITALS:

WHEREAS, Lenders have agreed to extend certain credit facilities to Company in the amounts and upon the terms and conditions more particularly set forth herein, the proceeds of which will be used, among other things, to repay certain existing indebtedness and for general corporate purposes, in each case to the extent permitted hereunder; and

WHEREAS, the Guarantors party hereto have agreed to guarantee the Obligations of Company hereunder and to secure all such Persons’ respective Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a First Priority Lien on substantially all of their respective assets, including a pledge of all of the Capital Stock issued by Company and all of the Capital Stock issued by any Subsidiary of Company, subject to the limitations set forth herein and in the Collateral Documents.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

Section 1	DEFINITIONS AND INTERPRETATION

1.1              Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“2027 Notes” means the 12.00% Convertible Senior Secured Notes due 2027 issued by the Company.

“2027 Notes Indenture” means the Indenture, dated as of November 27, 2024, by and among the Company, the guarantors party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee.

“2028 Notes” means the Convertible Senior Secured Notes due 2028 issued by the Company.

“2028 Notes Indenture” means the Indenture, dated as of February 13, 2023, as amended by a supplemental indenture dated November 27, 2024, each by and among, the Company, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee.

1

“Accounts” means all “accounts” (as defined in the UCC or the PPSA, as applicable) of any Credit Party (or, if referring to another Person, of such Person), including accounts, accounts receivable, monies due or to become due and obligations in any form (whether arising in connection with contracts, contract rights, instruments, general intangibles, or chattel paper), in each case whether arising out of goods sold or services rendered or from any other transaction and whether or not earned by performance, now or hereafter in existence, and all documents of title or other documents representing any of the foregoing, and all collateral security and guaranties of any kind, now or hereafter in existence, given by any Person with respect to any of the foregoing.

“Acquisition” means the acquisition of, by purchase or otherwise (other than purchases or other acquisitions of inventory, materials and equipment and capital expenditures, in each case in the ordinary course of business), all or substantially all of the assets of, or all or substantially all of the Capital Stock or other evidence of beneficial ownership of, any Person, any division or line of business, or any other business unit of any Person.

“Administrative Agent” as defined in the preamble hereto.

“Adverse Proceeding” means any action, suit, proceeding, hearing (in each case, whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Company or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of Company or any of its Subsidiaries, threatened in writing against or affecting Company or any of its Subsidiaries or any property of Company or any of its Subsidiaries.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Agreement shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. Notwithstanding anything set forth herein, no Lender shall be an Affiliate of the Company for purposes of this agreement

“Agent” means each of Administrative Agent, Collateral Agent and any other Person appointed as an agent, arranger, bookrunner or similar title or capacity under or otherwise in connection with the Credit Documents.

“Agent Affiliates” as defined in Section 10.1(b)(iii).

“Aggregate Amounts Due” as defined in Section 2.13.

2

“Aggregate Payments” as defined in Section 7.2.

“Agreement” means this Credit and Guaranty Agreement.

“Anti-Corruption and Anti-Bribery Laws” means any and all requirements of applicable laws related to anti-bribery or anti-corruption matters of those jurisdictions in which the Credit Parties are located, including the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) and Part IV of the Criminal Code (Canada).

“Anti-Terrorism and Anti-Money Laundering Laws” means any and all requirements of applicable laws related to engaging in, financing, or facilitating terrorism or money laundering of those jurisdictions in which the Credit Parties are located, including the PATRIOT Act, The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”, 31 U.S.C. §§5311-5330 and 12 U.S.C. §§1818(s), 1820(b) and 1951-1959), Trading With the Enemy Act (50 U.S.C. §1 et seq.), Executive Order 13224 (effective September 24, 2001), each of the laws, regulations, and executive orders administered by OFAC (31 C.F.R., Subtitle B, Chapter V) and the PCMLTFA.

“Approved Electronic Communications” means any notice, demand, communication, information, document or other material that any Credit Party provides to Agents pursuant to any Credit Document or the transactions contemplated therein by means of electronic communications pursuant to Section 10.1(b).

“Asset Sale” means a sale, lease or sub lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer (including through a plan of division), exclusive license (as licensor or sublicensor), or other disposition to, or any exchange of property with, any Person (other than to or with Company or any Credit Party that is a Wholly-Owned Guarantor Subsidiary), in one transaction or a series of transactions, of all or any part of Company’ or any of its Subsidiaries’ respective businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased, or licensed, including the Capital Stock of any of Company’s Subsidiaries, other than inventory sold to unaffiliated customers in the ordinary course of business. For purposes of clarification, “Asset Sale” shall include (x) the sale or other disposition for value of any contracts and (y) the early termination or modification of any contract resulting in the receipt by Company or any of its Subsidiaries of a cash payment or other consideration in exchange for such event (other than payments in the ordinary course for accrued and unpaid amounts that would have been due through the date of termination or modification without giving effect thereto).

“Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit D.

“Assignment Effective Date” as defined in Section 10.6(b).

“Authorized Officer” means, as applied to any Person that is an entity, any duly authorized individual natural Person holding the position of chairman of the Board of Directors (if an officer), chief executive officer, president, vice president, chief financial officer, secretary, treasurer, or, if approved by Administrative Agent, any other officer position with similar authority; provided, that the secretary or assistant secretary of such Person, or another officer of such Person reasonably satisfactory to Administrative Agent, shall have delivered an incumbency certificate to Administrative Agent verifying the authority of such Authorized Officer.

3

“Australian Pledge” means (a) the Specific Security Deed, dated as of February 13, 2023 and executed by the Company and (b) the Specific Security Deed, dated as of November 27, 2024 and executed by the Company, in each case, as the same are amended, restated, supplemented or otherwise modified from time to time.

“Australian PPSA” means, (i) the Personal Property Securities Act 2009 (Cth), (i) any regulations in force at any time thereunder, including the Personal Property Securities Regulations 2010 (Cth), (iii) any amendment to any of the foregoing, made at any time, and (iv) any amendment made at any time to the Australian Corporations Act or any other legislation in connection with the implementation or as a consequence of the (i) through to (iv).

“Australian Security Agreement” means (a) the General Security Deed, dated as of February 13, 2023 and executed by Cobalt One Pty Ltd (ACN 127 411 796), Acacia Minerals Pty Limited (ACN 127 419 729), Ophiolite Consultants Pty Limited (ACN 092 694 490) and the Collateral Agent, and (b) the General Security Deed, dated as of November 27, 2024 and executed by Cobalt One Pty Ltd (ACN 127 411 796), Acacia Minerals Pty Limited (ACN 127 419 729), Ophiolite Consultants Pty Limited (ACN 092 694 490) and the Collateral Agent, in each case, as the same are amended, restated, supplemented or otherwise modified from time to time.

“Australian Security Documents” means each Australian Pledge, each Australian Security Agreement and each other Collateral Document governed by the law of any state or territory of the Commonwealth of Australia.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means the Bankruptcy Reform Act and Title 11 of the United States Code, as amended or recodified from time to time, including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation in form and substance reasonably acceptable to the Administrative Agent.

4

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Beneficiary” means each Agent and Lender.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Internal Revenue Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Internal Revenue Code) the assets of any such “employee benefit plan” or “plan”.

“Blocking Law” means any provision of Council of the European Union regulation (EC) No 2271/1996 of 22 November 1996 or any law or regulation implementing such regulation in any member state of the European Union (as amended from time to time) or any provision of Council of the European Union regulation (EC) No 2271/1996 of 22 November 1996 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended from time to time), or the Foreign Extraterritorial Measures Act (Canada) including the Foreign Extraterritorial Measures (United States) Order, 1992 or any other blocking, anti-boycott or similar or equivalent law, together with, in each case, any rule, law or regulation giving effect to any of the foregoing.

“Board of Directors” means, (a) with respect to any corporation or company, the board of directors of the corporation or company or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the board of directors or equivalent governing body of the general partner of the partnership, (c) with respect to a limited liability company, the manager, the managing member or members or any controlling committee or board of managers (or equivalent governing body) of such company or the sole member or the managing member thereof, and (d) with respect to any other Person, the entity, individual, board or committee of such Person serving a similar function.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor Governmental Authority.

“Bridge Notes” means the US$2,000,000 aggregate principal amount of 12.00% promissory notes of the Company dated August 22, 2025.

“Business Day” means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of New York or the Province of Ontario or is a day on which banking institutions located in any such state or province are authorized or required by law or other governmental action to close.

“Canadian Debenture” means the Amended and Restated Demand Debenture, dated as of the Closing Date and executed by Cobalt Camp, as the same is amended, restated, supplemented or otherwise modified from time to time.

“Canadian Defined Benefit Plan” means a Canadian Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act, or any replacement or successor section of such legislation which refers to “defined benefit provisions”.

5

“Canadian Dollars” and “C$” mean the lawful money of Canada.

“Canadian Insolvency Laws” means any federal or provincial Canadian law from time to time in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, restructuring, plans of arrangement or relief or protection of debtor, including the Bankruptcy Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding up and Restructuring Act (Canada), the debt and/or securities reorganization provisions of the Canada Business Corporations Act, or other any other comparable and applicable Canadian federal or provincial legislation.

“Canadian Pension Plan” means each “registered pension plan” (as such term is defined in the Tax Act) and any pension plan that is subject to federal or provincial pension standards legislation in Canada.

“Canadian Pledge” means the Second Amended and Restated Share Pledge Agreement, dated as of the Closing Date and executed by Cobalt One, the Company, US Cobalt Inc., 1086370 B.C. Ltd. and the Collateral Agent, as the same is amended, restated, supplemented or otherwise modified from time to time.

“Canadian Securities Authorities” means the securities commissions or other securities regulatory authorities in each of the provinces and territories in Canada and the TSXV.

“Canadian Securities Laws” means the securities laws of each of the applicable jurisdictions in Canada and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, rules, blanket orders and rulings of the Canadian Securities Authorities and all discretionary orders or rulings, if any, of the Canadian Securities Authorities made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators as well as the rules, regulations and policies of the TSXV.

“Canadian Security Agreement” means the Second Amended and Restated General Security Agreement, dated as of the Closing Date and executed by the Company, each Canadian Subsidiary and the Collateral Agent, as the same is amended, restated, supplemented or otherwise modified from time to time.

“Canadian Security Documents” means the Canadian Security Agreement, the Canadian Debenture, the Canadian Pledge, the blocked account agreements and each other Collateral Document governed by the law of a province or territory of Canada.

“Canadian Subsidiary” means any Subsidiary organized under the laws of Canada or any province or territory thereof.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS, provided that such determination shall be made without giving effect to IFRS 16, leases (and related interpretations) to the extent any lease (or similar arrangement) would be required to be treated as a capital lease thereunder where such lease (or arrangement) would have been treated as an operating lease under IFRS standards as in effect immediately prior to the effectiveness of such.

6

“Capital Stock” means any and all shares, stock, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership or profits interests in a Person that is another type of entity, including partnership interests, membership interests, voting trust certificates, certificates of interest, and profits interests, participations, or similar arrangements, and any and all warrants, rights or options to purchase, or other arrangements or rights to acquire, subscribe, convert to or otherwise receive or participate in the economic or other rights associated with any of the foregoing.

“Cash” means money, currency or a credit balance in any demand or Deposit Account.

“Cash Equivalents” means, as at any date of determination, (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the U.S. Federal Government or Government of Canada, or (b) issued by any agency of the U.S. or Government of Canada, in each case of sub-clauses (a) and (b), the obligations of which are backed by the full faith and credit of the U.S. or Canada., mature within one year after such date, and have, at the time of the acquisition thereof, a rating of at least A-1 from S&P and at least B-1 from Moody’s; (ii) marketable direct obligations issued by any state of the U.S. or province or territory of Canada or any political subdivision of any such state, province or territory or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iii) certificates of deposit or bankers’ acceptances maturing within three months after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of the U.S. or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator), and (b) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000; and (iv) shares of any money market mutual fund that (a) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $5,000,000,000, and (c) has the highest rating obtainable from both S&P and Moody’s.

“Change in Law” means the occurrence, after the date hereof, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the U.S., Canadian or foreign regulatory authorities (including, without limitation, The Office of the Superintendent of Financial Institutions (Canada)), in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

7

“Change of Control” any Person, or group of Persons acting jointly or in concert within the meaning of the Securities Act (Ontario) acquiring beneficial ownership or control over an aggregate of 50% or more of the outstanding Common Equity or of the Common Equity and securities convertible into or carrying the right to acquire Common Equity; provided, for the avoidance of doubt, the Lenders hereunder are, for the purposes of this Agreement, deemed not to be acting as a group of Persons acting jointly or in concert within the meaning of the Securities Act (Ontario). For certainty, the Closing Date Transactions shall not constitute a Change of Control.

“Chief Financial Officer” means, as applied to any Person that is an entity, any duly authorized individual natural Person holding the position of chief financial officer or, if approved by Administrative Agent, any other officer position with similar financial responsibility; provided, that the secretary or assistant secretary of such Person, or another officer of such Person satisfactory to Administrative Agent, shall have delivered an incumbency certificate to Administrative Agent verifying the authority of such Authorized Officer.

“Class” means (i) with respect to Lenders, each of the following classes of Lenders: Lenders having Term Loan Exposure, (ii) with respect to Loans, each of the following classes of Loans: Term Loans, and (iii) with respect to Commitments, each of the following classes of Commitments: Term Loan Commitments.

“Closing Date” means the date on which the Term Loans are made, which occurred on October 22, 2025.

“Closing Date Certificate” means a certificate dated as of the Closing Date and substantially in the form of Exhibit F-1.

“Closing Date Transactions” means the Cashless TL Exchange and the transactions related thereto.

“Cobalt Camp” means Cobalt Camp Refinery Ltd.

“Cobalt One” means Cobalt One Pty Ltd (ACN 127 411 796).

“Collateral” means, collectively, all of the real, personal and mixed property (including Capital Stock) in which Liens are granted and/or purported to be granted pursuant to the Collateral Documents as security for the Obligations.

“Collateral Agent” as defined in the preamble hereto.

“Collateral Documents” means the means the Canadian Security Documents, the U.S. Security Documents, the U.S. Mortgages, the Australian Security Documents, the Collateral Trust Agreement, the intellectual property security agreements, and each other instrument, agreement or document executed and delivered by the Company and/or certain of its Affiliates to the Collateral Agent pursuant to this Agreement and all other instruments, documents and agreements that are expressly designated pursuant to their terms to be “Collateral Documents” or are otherwise executed and delivered by or on behalf of any Credit Party or any other Person pursuant to this Agreement or any of the other Credit Documents in order to grant to, or perfect in favor of, Collateral Agent, for the benefit of Secured Parties, a Lien on any real, personal or mixed property of that Credit Party as security for the Obligations.

8

“Collateral Trust Agreement” means the Second Amended and Restated Collateral Trust Agreement dated as of the Closing Date between the Company, the Guarantors and the Collateral Agent, as the same is amended, restated, supplemented or otherwise modified from time to time.

“Commitment” means any Term Loan Commitment.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. 1, et seq.), as amended.

“Company” as defined in the preamble hereto.

“Competitors” means any Person that is an operating company directly and primarily engaged in substantially similar business operations as Company and its Subsidiaries and identified in writing to the Administrative Agent from time to time and consented to by the Requisite Lenders.

“Compliance Certificate” means a certificate of the Chief Financial Officer of Company substantially in the form of Exhibit C.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Capital Expenditures” means, for any period, the aggregate of all expenditures of Company and its Subsidiaries during such period determined on a consolidated basis that, in accordance with IFRS, are or should be included in “purchase of property and equipment or similar items”, or that should otherwise be capitalized, as reflected in the consolidated statement of cash flows of Company and its Subsidiaries.

“Consolidated EBITDA” means, with respect to the Company and its Subsidiaries for any period without duplication, the Consolidated Net Income of the Company and its Subsidiaries for such period plus, in each case to the extent deducted in computing Consolidated Net Income for such period:

provision for taxes (net of tax refunds) based on income, profits or capital of the Company and its Subsidiaries for such period; plus

(i)                 Consolidated Net Interest Expense (net of interest income) and any non-cash interest expense (including, without limitation, capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness) of the Company and its Subsidiaries for such period; plus

(ii)              any expenses, charges or other costs related to any equity offering, acquisition (including amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business, provided that such payments are made at the time of such acquisition and are consistent with the customary practice in the industry at the time of such acquisition), joint venture, disposition, recapitalization, Indebtedness permitted to be incurred by this Agreement, or the refinancing of any other Indebtedness of such Person or any of its Subsidiaries (whether or not successful) (including any such fees, expenses or charges related to this Agreement and the transactions contemplated hereby); provided, that, the amount added back pursuant to this clause (ii) shall not exceed $500,000 in any period with respect to any such transactions that are not consummated; plus

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(iii)            depreciation, amortization and other non-cash expenses or charges (including any write-offs of debt issuance or deferred financing costs or fees and impairment charges and the impact on depreciation and amortization of purchase accounting adjustments, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and its Subsidiaries; plus

(iv)             all extraordinary and non-recurring or unusual gains and losses will be excluded; provided, that, amounts added back to Consolidated Net Income pursuant to this clause (iv) shall not exceed 15% of Consolidated EBITDA for any period (calculated before giving effect to any such addback).

Notwithstanding anything in this definition to the contrary, in no event shall any write-down or write-off of any accounts receivable or inventory be included as an adjustment or add-back in this definition, including any such add-back or adjustment that would be included as part of Consolidated Net Income.

“Consolidated Net Income” means, with respect to the Company and its Subsidiaries for any period, the aggregate of the net income (loss) from continuing operations of the Company and its Subsidiaries for such period, on a consolidated basis determined in accordance with IFRS; provided, that:

(i)                 the net income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash from operations of such Person to the Company or a Subsidiary of the Company (and the net loss of any such Person shall be included only to the extent that such loss is funded in cash by the Company or a Subsidiary thereof);

(ii)              the net income for such period of any Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its shareholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions paid in cash from the operations of such non-Guarantor Subsidiary (or to the extent converted to cash) to the Company, to the extent not already included therein;

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(iii)            any non-cash compensation charges, including non-cash costs or expenses resulting from stock option plans, employee benefit plans, or post-employment benefit plans, or grants or awards of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights will be excluded;

(iv)             any gain or loss for such period from unrealized currency translation gains or losses or net gains or losses related to currency re-measurements of Indebtedness will be excluded;

(v)               any unrealized net after-tax income (loss) from hedging obligations or cash management obligations or from other derivative instruments in the ordinary course will be excluded;

(vi)             effects of purchase accounting adjustments in amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof shall be excluded;

(vii)          non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(viii)        loss or expense amounts as are actually reimbursed by insurance providers in cash in respect of liability or casualty events or business interruption shall be excluded; and

(ix)             fees, costs, expenses and losses that are actually received in cash pursuant to contractual indemnities or guaranty obligations of third parties shall be excluded.

“Consolidated Liquidity” means, at any time of determination, an amount determined for Company and its Subsidiaries on a consolidated basis equal to the sum of Qualified Cash of Company and its Subsidiaries.

“Consolidated Net Interest Expense” means, without duplication and in each case determined on a consolidated basis in accordance with IFRS.

(i)                 the Company’s and its Subsidiaries’ total interest expense for such period; plus

(ii)              the interest component of the Company’s and its Subsidiaries’ Capital Lease Obligations accrued or scheduled to be paid or accrued during such period other than the interest component of Capital Lease Obligations between or among the Company and any Subsidiary or between or among Subsidiaries; plus

(iii)            the interest expense on Indebtedness of another Person to the extent such Indebtedness is guaranteed by the Company or any Subsidiary or secured by a Lien on the Company’s or any Subsidiary’s assets, but only to the extent that such guarantee or Lien is permitted hereunder and such interest is actually paid by the Company or such Subsidiary; minus

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(iv)             the interest income of the Company and its Subsidiaries during such period.

Notwithstanding any of the foregoing, Consolidated Net Interest Expense shall not include (i) any non-cash interest expense (including, without limitation, capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness) and (ii) any payments on any leases that would have been classified as operating leases under IFRS prior to the adoption of IFRS 16 Leases.

“Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Contributing Guarantors” as defined in Section 7.2.

“Contribution Agreement” means any contribution, investment, loan, credit or similar agreement entered into between the Credit Parties (or any one of them) and a Governmental Authority pursuant to which, among other things, the Governmental Authority agrees to make credit available, advance funds or make a contribution to a Credit Party or reimburse expenditures incurred by a Credit Party, but for certainty, excluding the Fed Nor Loan Agreement listed on Schedule 6.1.

“Controlled Account” means (a) any Deposit Account of a Credit Party that is subject to a Deposit Account Control Agreement, and (b) any Securities Account of a Credit Party that is subject to a Securities Account Control Agreement.

“Controlled Entity” means any Credit Party’s Controlled Affiliates. As used in this definition, “Control” means the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Convertible Notes” means the 2028 Notes and the 2027 Notes.

“Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit G delivered by a Credit Party pursuant to Section 5.10.

“Credit Date” means the date of a Credit Extension.

“Credit Document” means any of this Agreement, the Collateral Documents, and all other documents, certificates, instruments, including any promissory notes issued from time to time hereunder to evidence the Loans, or agreements that are expressly designated pursuant to their terms to be “Credit Documents” or are otherwise executed and delivered by or on behalf of a Credit Party or any other Person for the benefit of any Agent, or any Lender in connection herewith.

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“Credit Extension” means the making of a Loan.

“Credit Party” means Company, as borrower, and each Guarantor.

“Debtor Relief Laws” means the Bankruptcy Code, Canadian Insolvency Laws and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the U.S., any state or territory thereof, the District of Columbia, Canada, any province or territory thereof, or any other applicable jurisdictions.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means any interest payable pursuant to Section 2.6.

“Deposit Account” means: (a) any “deposit account” as defined in Article 9 of the UCC and (b) any bank accounts of any Credit Party located in Canada.

“Deposit Account Control Agreement” means, with respect to a Deposit Account, an agreement in form and substance reasonably satisfactory to Collateral Agent that (i) is entered into among Collateral Agent, the financial institution or other Person at which such Deposit Account is maintained, and the Credit Party maintaining such Deposit Account, and (ii) for Deposit Accounts located in the U.S., is effective for Collateral Agent to obtain “control” (within the meaning of Articles 8 and 9 of the UCC) of such Deposit Account; or for Deposit Accounts located in Canada, is a blocked account or control agreement.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Subsidiary in connection with an Asset Sale pursuant to Section 6.9(b) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a responsible officer of the Company, setting forth the basis of such valuation.

“Director” means any natural Person constituting the Board of Directors or an individual member thereof.

“Dispose” means, with respect to any Person, any conveyance, sale, lease (as lessor), license (as licensor), exchange, assignment, transfer or other disposition by such Person of any property or assets (whether now owned or hereafter acquired) to any other Person, in each case, whether or not the consideration therefor consists of Cash, Cash Equivalents, Securities or any other property or assets. For purposes of clarification, “Dispose” shall include (a) the sale or other disposition for value of any contracts, (b) the early termination or modification of any contract by any Person resulting in the receipt by such Person of a Cash payment or other consideration in exchange for such event (other than payments in the ordinary course for previously accrued and unpaid amounts due through the date of termination or modification) or (c) any sale of merchant accounts (or any rights thereto (including any rights to any residual payment stream with respect thereto)).

“Disqualified Capital Stock” means any Capital Stock, that, by its terms (or by the terms of any other instrument, agreement or Capital Stock into which it is convertible or for which it is exchangeable), or upon the occurrence of any event or condition (i) matures or is mandatorily redeemable (other than solely for Capital Stock that is not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder or beneficial owner thereof (other than solely for Capital Stock that is not otherwise Disqualified Capital Stock), in whole or in part, (iii) provides for the scheduled payments of dividends, distributions or other Restricted Junior Payments in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other obligation, instrument, agreement, or Capital Stock that would meet any of the conditions in clauses (i), (ii), or (iii) of this definition, in each case, prior to the date that is one hundred eighty days after the latest maturity date or expiration date applicable to any Loan or Commitment hereunder, except, in the case of clauses (i) and (ii), if as a result of a change of control or asset sale, so long as any rights of the holders thereof upon the occurrence of such a change of control or asset sale event are subject to the prior Payment in Full of all Obligations.

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“Distribution” as defined in Section 7.7.

“Dollars” and the sign “$” mean the lawful money of the U.S.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC, available at www.sec.gov.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any other Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means (a) any Lender, any Affiliate of any Lender and any Related Fund (any two or more Related Funds being treated as a single Eligible Assignee for all purposes hereof), and (b) any commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act) and extends credit or buys loans as one of its businesses, provided that with respect to subclause (b), Administrative Agent’s consent shall be required for any such Person to become a Lender, and (c) any other Person (other than a Natural Person) approved by Administrative Agent; provided, (x) neither Company nor any Affiliate of Company shall, in any event, be an Eligible Assignee, and (y) no Competitor shall, in any event, be an Eligible Assignee.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA that is sponsored, maintained, contributed to by, or required to be contributed by, Company, any of its Subsidiaries or any of their respective ERISA Affiliates, but excluding, for certainty, any Canadian Pension Plan.

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“Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (iii) in connection with any actual or alleged damage, injury, adverse effect, threat or harm to health, safety, natural resources or the environment.

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws, statutes, decrees, codes, ordinances, by-laws, rules, regulations, policies, guidelines, Permits, standards, judgments, and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to Hazardous Material, or the protection, quality or use of the environment or natural resources, including a discharge, release, leak, spill, migration, emission or deposit, threatened discharge or release of a Hazardous Material, or the presence of any Hazardous Material, or occupational health and safety matters, including with respect to ambient air, surface water, ground water, or land.

“Environmental Permits” means any permit, licence, approval or registration of any kind held or required to be held by any Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, as applied to any Person, (i) any corporation that is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) that is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of Company or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Company or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Company or such Subsidiary and with respect to liabilities arising after such period for which Company or such Subsidiary could be liable under the Internal Revenue Code or ERISA.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those events for which the provision for thirty day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standards of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code), the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by Company, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to Company, any of its Subsidiaries or any of their respective Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition that might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on Company, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA, or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of Company, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan, if there is any potential liability therefor, or the receipt by Company, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or (ix) the imposition of a Lien pursuant to Section 430(k) of the Internal Revenue Code or pursuant to Section 303(k) of ERISA with respect to any Pension Plan.

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“Erroneous Payment” as defined in Section 9.7(a).

“Erroneous Payment Deficiency Assignment” as defined in Section 9.7(d)(i).

“Erroneous Payment Impacted Class” as defined in Section 9.7(d)(i).

“Erroneous Payment Return Deficiency” as defined in Section 9.7(d)(i).

“Erroneous Payment Subrogation Rights” as defined in Section 9.7(e).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person).

“Event of Default” means each of the conditions or events set forth in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means those several Exchange Agreements, dated as of the Closing Date, among Company, each Holder (as defined therein) and the other parties party thereto.

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“Excluded Accounts” means (a) payroll, employee benefits or zero balance accounts maintained by the Credit Parties, as long as (i) in the case of payroll accounts, the total amount on deposit at any time does not exceed the current amount of payroll obligations of the Credit Parties, and (ii) in the case of zero balance accounts, any deposits or funds in any such accounts are transferred at least once each Business Day into a Controlled Account (including, for the avoidance of doubt, at any time following the exercise of exclusive control by any Agent under the applicable control agreement with respect to such Controlled Account) and (b) any other Deposit Accounts or Securities Accounts that do not have, in the aggregate, an average daily balances at any one time of more than $100,000.

“Excluded Property” means (1) any property to the extent that such grant of a security interest (x) is prohibited by any applicable Requirement of Law, (y) requires a consent not obtained of any Governmental Authority pursuant to such applicable Requirement of Law or (z) is prohibited by, or constitutes a breach or default under or results in the termination of or requires any consent not obtained under, any contract, license, agreement, instrument or other document, except to the extent that such Requirement of Law or the term in such contract, license, agreement, instrument or other document providing for such prohibition, breach, default or termination or requiring such consent is ineffective under the anti-assignment provisions of the UCC, PPSA or other applicable law; provided that no property shall be excluded by this subclause (z) to the extent such exclusion arises from a contract, agreement or document or any provision thereof that was entered into in contemplation hereof or for the purpose of circumventing the requirements of the Credit Documents (it being understood that Excluded Property shall not include proceeds and receivables in respect of the foregoing to the extent such proceeds and receivables do not themselves constitute Excluded Property), (2) any lease, license or other agreement or any property that is subject to a purchase money Lien or capital lease or similar arrangement (in each case permitted by this Agreement and for so long as subject to such purchase money Lien, capital lease or similar arrangement), in each case to the extent that a grant of a Lien therein would violate or invalidate such lease, license or agreement or such purchase money, capital lease or similar arrangement or create a right of termination in favor of any party thereto (other than the Company or a Guarantor), except to the extent that such lease, license or other agreement or other document providing for such violation or invalidation or termination right is ineffective under the anti-assignment provisions of the UCC, the PPSA or other applicable law (it being understood that Excluded Property shall not include proceeds and receivables in respect of the foregoing), (3) any intent-to-use trademark application filed in the United States to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity and enforceability of such intent-to-use trademark application or the trademark that is the subject thereof under applicable law, (4) motor vehicles, aircraft or similar assets with a certificate of title (other than to the extent such assets can be perfected by the filing of a UCC-1, PPSA or Australian PPSA financing statement) and (5) Excluded Accounts.

“Excluded Swap Obligation” means, with respect to any Guarantor at any time, any obligation (a “Swap Obligation”) of such Guarantor to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act, if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is illegal at such time under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time such guarantee or grant of a security interest becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

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“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by Company under Section 2.17) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.15, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.15(c), (d) any withholding Taxes imposed under FATCA, and (e) any Canadian withholding Taxes imposed as a result of (i) a Recipient not dealing at arm’s length (within the meaning of the Tax Act) with a Credit Party, (ii) a Recipient being a Person who is a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of a Credit Party or who does not deal at arm’s length (within the meaning of the Tax Act) with any Person who is a “specified shareholder” (as that term is defined in subsection 18(5) of the Tax Act) of a Credit Party, or (iii) a Credit Party being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of a Recipient.

“Extraordinary Receipts” means any Cash received by or paid for the account of Company or any of its Subsidiaries outside of the ordinary course of such Person’s business and any such payments in respect of purchase price adjustments (excluding working capital adjustments), tax refunds, judgments, settlements for actual or potential litigation or similar claims, pension plan reversions, proceeds of insurance, indemnity payments, payments in respect of earn out obligations or seller financing indebtedness, and similar payments; provided, however, that “Extraordinary Receipts” shall not include proceeds otherwise subject to Sections 2.12(a) through 2.12(e).

“Facility” means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Company or any of its Subsidiaries or any of their respective Affiliates.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party, determined in good faith by (unless otherwise provided in this Agreement) the Board of Directors, taking into account all relevant factors determinative of value, including, without limitation, preference rights, lack of liquidity, control and restrictions on marketability and transferability.

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“Fair Share” as defined in Section 7.2.

“Fair Share Contribution Amount” as defined in Section 7.2.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code and any fiscal or regulatory legislation, rules, or official practices adopted pursuant to any such agreements.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided, that if the Federal Funds Effective Rate for any day is less than zero, the Federal Funds Effective Rate for such day will be deemed to be zero.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“FedNor” means the Federal Economic Development Agency for Northern Ontario.

“FedNor Loan Agreement” means the unconditional repayable contribution agreement dated as of November 24, 2020 and amended as of December 27, 2023, between FedNor, the Company and Cobalt Camp.

“Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of the Chief Financial Officer of Company that, as of the date of such certification, such financial statements fairly present, in all material respects, the financial condition of Company and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.

“Financial Plan” as defined in Section 5.1(i).

“First Priority” means, (i) with respect to any Lien purported to be created in any Collateral not consisting of Capital Stock pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject, other than any Permitted Lien, and (ii) with respect to any Lien purported to be created in any Collateral consisting of Capital Stock, that such Lien is the highest priority Lien to which such Collateral is subject, other than any non-consensual Permitted Liens for Taxes, statutory obligations, or other obligations that arise and have higher priority by operation of law.

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“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of Company and its Subsidiaries ending on December 31 of each calendar year.

“Fixed Charges” means, with respect to the Company and its Subsidiaries for any period, the sum, without duplication, of (a) the Consolidated Net Interest Expense of the Company and its Subsidiaries for such period; plus (b) the non-cash interest expense (including (i) capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness but excluding the amortization of deferred financing costs and non-cash interest expense relating to fair value accounting adjustments and (ii) commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings) of the Company and its Subsidiaries; plus (c) the royalty or similar payments or expenses of the Company and its Subsidiaries, whether paid or accrued, in connection with a sale of any royalty owing to the Company and its Subsidiaries or a synthetic royalty or other financing or similar transaction based on revenues and other proceeds; plus (d) principal payments on Indebtedness actually paid or required to be paid in cash by the Company and its Subsidiaries for such period.

“Fixed Charge Coverage Ratio” means, with respect to the Company and its Subsidiaries for any period, the ratio of the Consolidated EBITDA of the Company and its Subsidiaries for such period to the Fixed Charges of the Company and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, acquires, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated after giving pro forma effect, in the reasonable and good-faith judgment of the chief financial officer of the Company as set forth in a certificate with supporting calculations delivered to the Trustee, to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable period. In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(i)                 acquisitions of business entities or property and assets constituting a division or line of business and Dispositions outside the ordinary course of business and incurrences of Indebtedness that have been made or incurred by the Company or any of its Subsidiaries, including through Investments, mergers, amalgamations or consolidations, or any Person or any of its Subsidiaries acquired by the Company or any of its Subsidiaries, and including all related financing transactions and including increases in ownership of Subsidiaries, during the reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect, in the good-faith judgment of the chief financial officer of the Company, as if they had occurred on the first day of the reference period, in accordance with Regulation S-X promulgated under the Exchange Act;

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(ii)              any Person that is a Subsidiary on the Calculation Date will be deemed to have been a Subsidiary at all times during such reference period;

(iii)            any Person that is not a Subsidiary on the Calculation Date will be deemed not to have been a Subsidiary at any time during such reference period;

(iv)             the interest rate, royalty payment, effective imputed interest rate or similar item (each a “Rate”) payable on any Indebtedness shall be calculated as follows: (i) the Rate shall be equal to the all-in-yield, which shall include (x) any underlying Rate indices, Rate margins, Rate floors, original issue discount (or equivalent) (“OID”) (with OID being equated to a Rate based on the lesser of an assumed four-year average life to maturity or the remaining life to maturity), upfront fees (or other similar fees to market), and similar yield-related discounts, deductions or payments and (y) any arrangement, structuring, commitment, underwriting, amendment or similar fees and (ii) if such Indebtedness bears a floating Rate, the Rate expense on such Indebtedness will be calculated as if the Rate in effect on the Calculation Date had been the applicable Rate for the entire period (taking into account any hedging obligation applicable to such Indebtedness); and

(v)               if any Indebtedness is incurred or available under any facility and is being given pro forma effect in such calculation, the Rate on such Indebtedness shall be calculated assuming that such facility is fully drawn (regardless of whether or not any conditions precedent or other contingencies with respect to such drawing are satisfied) during the applicable period.

“Flood Certificate” means a “Standard Flood Hazard Determination Form” of the Federal Emergency Management Agency and any successor Governmental Authority performing a similar function.

“Flood Hazard Property” means any Real Estate Asset subject to a mortgage in favor of Collateral Agent, for the benefit of Secured Parties, and located in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Flood Program” means the National Flood Insurance Program created by the U.S. Congress pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973, the National Flood Insurance Reform Act of 1994 and the Flood Insurance Reform Act of 2004.

“Flood Zone” means areas having special flood hazards as described in the National Flood Insurance Act of 1968.

“Fund” means any Person (other than a Natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

“Funding Guarantor” as defined in Section 7.2.

“Funding Notice” means a notice substantially in the form of Exhibit A-1.

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“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Governmental Authority” means any federal, provincial, territorial, state, municipal, national or other government, governmental department, ministry, licensing authority, self-regulatory organization or other regulatory authority, commission, tribunal, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the U.S., the U.S., a province or territory of Canada, Canada, or any other foreign entity or government.

“Governmental Authorization” means any permit, registration, approval, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.

“Grantor” as defined in any Collateral Document.

“Guaranteed Obligations” as defined in Section 7.1.

“Guarantor” means each Subsidiary of Company that executes this Agreement on the Closing Date, and each other Person that guarantees, pursuant to Section 5.10, Section 7.1 or otherwise, all or any part of the Obligations.

“Guarantor Subsidiary” means each Guarantor.

“Guaranty” means (a) the guaranty of each Guarantor set forth in Section 7, and (b) each other guaranty of the Obligations that is made by any other Guarantor in favor of Collateral Agent for the benefit of Secured Parties.

“Hazardous Materials” means any contaminant, pollutant, waste, hazardous or toxic substance or material or dangerous good as defined, judicially interpreted, or regulated under any Environmental Law, or any substance that causes or may cause harm, damage or degradation to the environment or injury to human health, and includes any condition, circumstance, pollutant, contaminant, waste, hazardous waste, tailings, waste rock, deleterious, toxic or hazardous substance or dangerous good present in such quantity or state that it could contravene any Environmental Laws or give rise to any obligation, requirement, loss, claim or liability under any Environmental Laws.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, import, export, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, migration, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, reclamation, closure, disposal, recycling, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

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“Hedge Agreement” means any Interest Rate Agreement and any other derivative or hedging contract, agreement, confirmation, or other similar transaction or arrangement that is entered into by Company or any of its Subsidiaries, including any commodity or equity exchange, swap, collar, cap, floor, adjustable strike cap, adjustable strike corridor, cross-currency swap or forward rate agreement, spot or forward foreign currency or commodity purchase or sale, listed or over-the-counter option or similar derivative right related to any of the foregoing, non-deliverable forward or option, foreign currency swap agreement, currency exchange rate price hedging arrangement, or other arrangement designed to protect against fluctuations in interest rates or currency exchange rates, commodity, currency, or Securities values, or any combination of the foregoing agreements or arrangements.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender.

“Historical Financial Statements” means as of the Closing Date, (i) the audited financial statements of Company and its Subsidiaries, for the Fiscal Year ended December 31, 2024, consisting of balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for such Fiscal Year, and (ii) for the quarters ending March 31, 2025 and June 30, 2025, the unaudited financial statements of Company and its Subsidiaries, consisting of a balance sheet and the related consolidated statements of income, stockholders’ equity and cash flows for each quarterly period.

“Increased-Cost Lender” as defined in Section 2.17.

“Indebtedness” as applied to any Person, means, without duplication, (i) all indebtedness for borrowed money; (ii) Capital Lease Obligations; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services (excluding any such obligations incurred under ERISA or any trade payable incurred in the ordinary course of business unless (a) due more than three (3) months from the date of incurrence of the obligation in respect thereof, or (b) such obligations is evidenced by a note or a similar written instrument), including any earn out obligations and seller financing indebtedness; (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit or similar instrument issued for the account of (or similar credit transaction entered into for the benefit of) that Person or as to which that Person is otherwise liable for reimbursement of drawings or is otherwise an obligor; (vii) obligations in respect of Disqualified Capital Stock, with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (for purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Agreement, and as if such price were based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock); (viii) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the Indebtedness of another; (ix) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the Indebtedness of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (x) any liability of such Person for Indebtedness of another through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such Indebtedness or provide any security therefor, or to provide funds for the payment or discharge of such Indebtedness (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (a) or (b) of this clause (x), the primary purpose or intent thereof is as described in clause (ix) above; (xi) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, including under any Hedge Agreement, in each case whether entered into for hedging or speculative purposes or otherwise, provided, the “principal” amount of obligations under any Hedge Agreement that has not been terminated shall be deemed to be the Net Mark-to-Market Exposure of Company and its subsidiaries thereunder and (xii) Preferred Stock issued by Subsidiaries of the Borrower or Joint Ventures issued to any Person other than the Borrower or a Subsidiary.

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“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, actual or perspective claims (including Environmental Claims), actions, judgments, suits, costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary to remove, remediate, clean up or abate any Hazardous Materials Activity), expenses and disbursements of any kind or nature whatsoever (including attorneys’ fees and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect, special, or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee (whether asserted by a third party or by any Credit Party or any of its Affiliates), in any manner relating to or arising out of (i) this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to make Credit Extensions or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty)); or (ii) any Environmental Claim or Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of Company or any of its Subsidiaries.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of Company under any Credit Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” means, each of any Agent and any Lender, and each of their respective Affiliates, officers, partners, members, Directors, trustees, employees, managers, advisors, consultants, administrators, agents and sub-agents.

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“Indemnitee Agent Party” as defined in Section 9.6.

“Indirect Lender” means any Person that is not a U.S. Person and either (1) directly holds equity interests in a Lender that is treated as a partnership or disregarded entity for United States federal income tax purposes or (2) directly holds equity interests in a U.S. Person that is treated as a partnership or disregarded entity for U.S. federal income tax purposes that, directly, or indirectly through entities each of which is treated a partnership or a disregarded entity for U.S. federal income tax purposes, holds equity interests in a Lender.

“Insurance/Condemnation Reinvestment Amounts” as defined in Section 2.10(b).

“Insurance/Condemnation Reinvestment Period” as defined in Section 2.10(b).

“Intellectual Property” as defined in the Collateral Documents.

“Intellectual Property Security Agreement” as defined in the U.S. Security Agreement.

“Intercompany Note and Subordination” means a “global” intercompany promissory note and subordination that evidences and subordinates certain Indebtedness and other monetary liabilities owed among Credit Parties and their Subsidiaries and certain other controlled Affiliates, as applicable, substantially in the form of Exhibit I.

“Interest Payment Date” means (a) the last day of each March, June, September and December and (b) the Term Loan Maturity Date.

“Interest Period” means (i) initially, the period commencing on the Credit Date (including the Credit Date) and ending on (and including) the next following Interest Payment Date and (ii) thereafter, the period commencing on (and including) the first day immediately following such Interest Payment Date and ending on the earlier of the next following Interest Payment Date and the Term Loan Maturity Date provided, if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging or managing the interest rate exposure associated with Company’s and its Subsidiaries’ operations.

“Interest Rate Determination Date” means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.

“Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended.

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“Investment” means (i) any direct or indirect purchase or other acquisition by Company or any of its Subsidiaries of, or of a beneficial interest in, any of the Securities of any other Person, including the establishment or other creation of a Subsidiary or any other interest in the Securities of any Person; (ii) any direct or indirect redemption, retirement, purchase or other acquisition for value, by any Subsidiary of Company from any Person, of any Capital Stock of such Person; and (iii) any direct or indirect loan (including guarantees of indebtedness), advance (other than advances to employees for customary moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business and consistent with past practice) or capital contributions by Company or any of its Subsidiaries to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales of inventory to that other Person in the ordinary course of business. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, in no event shall any Wholly-Owned Subsidiary of any Person be considered to be a “Joint Venture” to which such Person is a party.

“Landlord Collateral Access Agreement” means a Landlord Waiver and Consent Agreement substantially in the form of Exhibit H.

“Leasehold Property” means any leasehold interest of any Credit Party as lessee under any lease of real property, other than (i) any such leasehold interest designated from time to time by Collateral Agent, acting upon the written instruction of the Requisite Lenders, as not being required to be included in the Collateral or (ii) such property holds less than $500,000 of Collateral.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.

“Lien” means (i) any lien, mortgage, pledge, assignment, security interest, charge, hypothec or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.

“Liquidity Reduction Date” means the date that is the later of (i) April 1, 2026 and (ii) such date as the Company has provided to the Lenders signed and binding commitments on terms and conditions acceptable to the Requisite Lenders pursuant to which (x) the Government of Canada will fund to the Company at least C$20,000,000 and (y) the Government of Ontario will fund to the Company at least C$17,500,000.

“Loan” means a Term Loan.

“Margin Stock” as defined in Regulation U.

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“Material Adverse Effect” means a material adverse effect on (i) the business operations, properties, assets, or financial condition of Company and its Subsidiaries taken as a whole; (ii) the ability of any Credit Party to fully and timely perform its Obligations; (iii) the legality, validity, binding effect, or enforceability against a Credit Party of a Credit Document to which it is a party; (iv) the validity, perfection or priority of a Lien in favor of Collateral Agent for the benefit of Secured Parties on the Collateral, taken as a whole, or (v) the rights, remedies and benefits available to, or conferred upon, any Agent, any Lender or any other Secured Party under any Credit Document.

“Material Contract” means any and all contracts or other arrangements to which Company or any of its Subsidiaries is a party (other than the Credit Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect together with those contracts and arrangements that are otherwise listed on Schedule 4.16.

“Material Indebtedness” means Indebtedness (other than the Obligations) of any one or more of Company and its Subsidiaries with an individual principal amount (or the Net Mark-to-Market Exposure) of $2,500,000 or more or, solely for purposes of Section 8.1(b), that, collectively with any other Indebtedness in respect of which any relevant default or other specified event has occurred, has an aggregate principal amount of $5,000,000 or more.

“Material Non-Public Information” means any information with respect to the Company, any of its Affiliates or any of their respective securities that is material and is not publicly available, as such terms are understood for purposes of the United States federal and state securities laws and Canadian securities laws.

“Material Real Estate Asset” means any and all of the following: (i) all fee-owned Real Estate Assets and (ii) any Real Estate Asset that the Requisite Lenders determine after the Closing Date, in their sole discretion, to be material to the business, operations, properties, assets, condition (financial or otherwise) or prospects of any of Company and its Subsidiaries and designate in writing to Company and Administrative Agent to be a “Material Real Estate Asset”.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means a mortgage, deed of trust, deed of hypothec, debenture, charge or similar instrument in form and substance reasonably acceptable to Administrative Agent.

“Mortgaged Real Estate Documents” means, with respect to each Material Real Estate Asset that is required to be subject to a Mortgage pursuant to this Agreement:

(i)                 one or more fully executed and notarized Mortgages encumbering such Material Real Estate Asset, in each case in proper form for recording in all appropriate places in all applicable jurisdictions;

(ii)              (a) ALTA mortgagee title insurance policies or, solely to the extent that Collateral Agent in its sole discretion waives the requirement for a policy to be issued, unconditional commitments therefor, in each case issued by one or more title companies reasonably satisfactory to Collateral Agent with respect to each Material Real Estate Asset (each, a “Title Policy”), each such Title Policy to be in amounts not less than the Fair Market Value of each Material Real Estate Asset, together with a title report issued by a title company with respect thereto and dated not more than thirty days prior to the date of the applicable Mortgage, (b) copies of all documents listed as exceptions to title or otherwise referred to therein, each in form and substance reasonably satisfactory to Collateral Agent, and (c) evidence satisfactory to Collateral Agent that such Credit Party has paid to the title company or to the appropriate Governmental Authorities all expenses and premiums of the title company and all other sums required in connection with the issuance of each Title Policy and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording the Mortgages for each such Material Real Estate Asset in the appropriate real estate records;

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(iii)            If any such parcel is determined to be in a “Special Flood Hazard Area” (A) a completed Flood Certificate with respect to each such Material Real Estate Asset, which Flood Certificate shall (x) be addressed to Collateral Agent and (y) otherwise comply with the Flood Program and be in form and substance satisfactory to Collateral Agent in its sole discretion; (B) if the Flood Certificate indicates that such Material Real Estate Asset is located in a Flood Zone, Company’s written acknowledgment of receipt of written notification from Collateral Agent (x) as to the existence of such Material Real Estate Asset in a Flood Zone and (y) as to whether the community in which such Material Real Estate Asset is located is participating in the Flood Program; and (C) if such Material Real Estate Asset is located in a Flood Zone and is located in a community that participates in the Flood Program, evidence that Company has obtained a policy of flood insurance that is in compliance with all applicable requirements of the Flood Program or, solely to the extent agreed to by Collateral Agent in its sole discretion, excluded any structures existing in such Flood Zone from any such Mortgage in a manner satisfactory to Collateral Agent in its sole discretion;

(iv)             ALTA surveys of such Material Real Estate Asset (other than any Leasehold Property, unless reasonably requested by Collateral Agent), certified to Collateral Agent and dated not more than thirty days prior to the date of the applicable Mortgage and otherwise in form and substance satisfactory to Collateral Agent in its sole discretion;

(v)               an opinion of counsel (which counsel shall be reasonably satisfactory to Collateral Agent) in the state in which such Material Real Estate Asset is located with respect to the enforceability of the form(s) of Mortgage to be recorded in such state or province and such other matters as Collateral Agent may reasonably request, acting upon the written instruction of the Requisite Lenders, in form and substance reasonably satisfactory to Collateral Agent; and

(vi)             reports and other information, in each case in form, scope and substance satisfactory to Administrative Agent in its sole discretion, regarding environmental matters relating to such Material Real Estate Asset, including any Phase I Report reasonably requested by Collateral Agent with respect to such Material Real Estate Asset.

“Multiemployer Plan” means any Employee Benefit Plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, and contributed to by, or required to be contributed by, Company, any of its Subsidiaries or any of their respective ERISA Affiliates.

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“NAIC” means The National Association of Insurance Commissioners, and any successor thereto.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the operations of Company and its Subsidiaries in the form prepared for presentation to senior management thereof for the applicable month, Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate with comparison to and variances from the immediately preceding period and budget.

“Natural Person” means a natural Person or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person.

“Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) Cash payments received by Company or any of its Subsidiaries from such Asset Sale (including any Cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise (including by way of a milestone payment, as applicable), but only as and when so received), minus (ii) any bona fide direct costs incurred in connection with such Asset Sale to the extent paid or payable to non-Affiliates, including (a) income or capital gains taxes payable by Company or any of its Subsidiaries as a result of any gain recognized in connection with such Asset Sale during the tax period the sale occurs, (b) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that is secured by a Permitted Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale, and (c) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by Company or any of its Subsidiaries in connection with such Asset Sale; provided that upon release of any such reserve, the amount released shall be considered Net Asset Sale Proceeds.

“Net Insurance/Condemnation Proceeds” means an amount equal to: (i) any Cash payments or proceeds received by Company or any of its Subsidiaries (a) under any casualty, business interruption or “key man” insurance policies in respect of any covered loss thereunder, or (b) as a result of the taking of any assets of Company or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (ii) (a) any actual and reasonable costs incurred by Company or any of its Subsidiaries in connection with the adjustment or settlement of any claims of Company or such Subsidiary in respect thereof, and (b) any bona fide direct costs incurred in connection with any sale of such assets as referred to in clause (i)(b) of this definition to the extent paid or payable to non-Affiliates, including income or gains taxes payable by Company or any of its Subsidiaries as a result of any gain recognized in connection therewith during the tax period the Cash payments or proceeds are received.

“Net Mark-to-Market Exposure” of a Person means, as of any time of determination, the excess (if any) of all unrealized losses over all unrealized profits of such Person arising from Hedge Agreements or other Indebtedness of the type described in clause (xi) of the definition thereof. As used in this definition, “unrealized losses” means the Fair Market Value of the cost to such Person of replacing such Hedge Agreement or such other Indebtedness as of the date of determination (assuming the Hedge Agreement or such other Indebtedness were to be terminated as of that date), and “unrealized profits” means the Fair Market Value of the gain to such Person of replacing such Hedge Agreement or such other Indebtedness as of the time of determination (assuming such Hedge Agreement or such other Indebtedness were to be terminated as of that time).

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“Net Proceeds” means, in connection with any issuance or sale of Indebtedness by the Company or any Guarantor or any of their Subsidiaries, or any issuance or sale of Capital Stock by the Company, the cash proceeds received from such issuance or incurrence, net of the reasonable and customary out-of-pocket expenses incurred by such Person in connection with such transaction, including attorneys’ fees and expenses, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith paid by such Person to third parties (other than Affiliates). In the case of any non-Wholly Owned Subsidiary or Joint Venture, “Net Proceeds” shall be reduced by the pro rata portion thereof attributable to such minority interests or interests of Joint Venture partners.

“Non-Consenting Lender” as defined in Section 2.17.

“Non-U.S. Lender” as defined in Section 2.15(c).

“Notice” means a Funding Notice.

“NYFRB” means the Federal Reserve Bank of New York.

“Obligations” means all obligations (whether now existing or hereafter arising, absolute or contingent, joint, several, or independent) of every nature of each Credit Party from time to time owed to the Agents (including former Agents), the Lenders or any of them under any Credit Document, whether for principal, interest (including interest that, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest in the related bankruptcy proceeding), obligations to pay fees, expenses, indemnification or otherwise, in each case excluding, with respect to any Guarantor, Excluded Swap Obligations with respect to such Guarantor. Without limiting the foregoing, the Obligations include the obligation to pay, discharge and satisfy any Erroneous Payment Subrogation Rights.

“Obligee Guarantor” as defined in Section 7.7.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury and any successor Governmental Authority.

“Organizational Documents” means (i) with respect to any corporation or company, its certificate, memorandum, or articles of incorporation or organization, and its by-laws, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership and its partnership agreement, (iii) with respect to any general partnership, its partnership agreement, and (iv) with respect to any limited liability company, its articles of organization or certificate of formation, as applicable and its operating agreement or limited liability company agreement, as applicable. In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.

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“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Taxes” means any and all present or future stamp, court, intangible, recording, filing or documentary, excise, property, or similar Taxes (and interest, fines, penalties and additions related thereto) arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document.

“Paid in Full” and “Payment in Full” mean, with respect to any or all of the Obligations or Guaranteed Obligations, as the context requires, that each of the following events has occurred, as applicable: (a) the payment or repayment in full in immediately available funds of (i) the principal amount of all outstanding Loans, (ii) all accrued and unpaid interest, fees, premiums or other charges owing in respect of any Loan or Commitment or otherwise under any Credit Document, and (iii) all accrued and unpaid costs and expenses payable by any Credit Party to any Agent or Lender pursuant to any Credit Document, whether or not demand has been made therefor, including any and all indemnification and reimbursement claims that have been asserted by any such Person prior to such time, (b) the payment or repayment in full in immediately available funds of all other outstanding Obligations or Guaranteed Obligations other than unasserted contingent indemnification and contingent reimbursement obligations, (c) the termination in writing of all of the Commitments, and (d) upon the request of Administrative Agent, receipt by Administrative Agent of a release from the Credit Parties in favor of the Secured Parties in form and substance acceptable to Administrative Agent.

“Participant Register” as defined in Section 10.6(h)(i).

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001).

“Payment Recipient” as defined in Section 9.7(a).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“PCMLTFA” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, that is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA, and that is sponsored, maintained, contributed to by, or require to be contributed by, Company, any of its Subsidiaries or any of their respective ERISA Affiliates.

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“Permitted Acquisition” means any Acquisition by Company or any of its Wholly-Owned Guarantor Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Capital Stock of, or a business line or unit or a division of, any Person; provided,

(i)                 immediately prior to, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(ii)              all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable Requirements of Law and in conformity with all applicable Governmental Authorizations;

(iii)            in the case of the Acquisition of Capital Stock, all of the Capital Stock (except for any such Capital Stock in the nature of directors’ qualifying shares required pursuant to applicable law) acquired or otherwise issued by such Person or any newly formed Guarantor Subsidiary of Company in connection with such Acquisition shall be owned 100% by Company or a Wholly-Owned Guarantor Subsidiary thereof, and Company shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary of Company, each of the actions set forth in Sections 5.10, 5.11 and/or 5.12, as applicable;

(iv)             Company and its Subsidiaries shall be in compliance with the financial covenants set forth in Section 6.8 on a pro forma basis after giving effect to such Acquisition as of the last day of the Fiscal Quarter most recently ended;

(v)               Company shall have delivered to Administrative Agent (A) at least ten (10) Business Days prior to such proposed Acquisition (or such shorter period as may be agreed by Administrative Agent acting upon the written instruction of the Requisite Lenders), (1) a Compliance Certificate evidencing compliance with Section 6.8 as required under clause (iv) above, and (2) all relevant financial information with respect to such acquired assets, including the aggregate consideration for such Acquisition and any other information required to demonstrate compliance with Section 6.8, and (B) promptly upon request by Administrative Agent and in any event at least ten (10) Business Days prior to closing such Acquisition (or such shorter period as may be agreed by Administrative Agent acting upon the written instruction of the Requisite Lenders) (1) a copy of the purchase agreement related to the proposed Acquisition (and any related documents reasonably requested by Administrative Agent), (2) quarterly and annual financial statements of the Person whose Capital Stock or assets are being acquired for the most recent twelve month period ending immediately prior to such Acquisition, including any audited financial statements that are available, (3) if the purchase price of such Acquisition exceeds $2,000,000, a quality of earnings report (including cash proof analysis) with respect to the Person or assets or division to be acquired in accordance herewith and (4) any other due diligence materials related to such Acquisition prepared by Company and/or its advisors;

(vi)             any Person or assets or division as acquired in accordance herewith (x) shall be located in the United States or Canada and (y) shall be in same business, lines of business or any ancillary business substantially related to the business in which Company and/or its Subsidiaries are engaged as of the Closing Date;

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(vii)          the Acquisition shall be non-hostile and shall have been approved by the Board of Directors of the Person acquired or the Person from whom such assets or division is acquired, as applicable; and

(viii)        Company and its Subsidiaries comply with Sections 5.10 and 5.11 with respect to such Acquisition.

“Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.

“Permitted Refinancing” and “Permitted Refinancing Indebtedness” means, with respect to any Person, any Indebtedness promptly issued in exchange for, or the Net Proceeds of which are promptly used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting a Permitted Refinancing); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, commissions and expenses, including reasonable and customary premiums, underwriting discounts defeasance costs, original issue discount, incurred in connection therewith); (b) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; (c) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is Subordinated Indebtedness, such Permitted Refinancing Indebtedness is subordinated in right of payment on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged (provided that payments necessary to avoid such Subordinated Indebtedness being classified as applicable high yield discount obligation for purposes of Code Section 163(i) shall be required even if the Indebtedness being so refinanced did not expressly provide for such payments); (d) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is unsecured Indebtedness, such Permitted Refinancing Indebtedness is unsecured Indebtedness; (e) such Permitted Refinancing Indebtedness is not incurred by a Person other than the Company and any of the Guarantors to renew refund, refinance, replace, defease or discharge any Indebtedness of the Company or a Guarantor and (f) is not secured by a Lien on any assets other than the assets securing the Indebtedness being Refinanced.

“Permitted Working Capital Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit J or such other intercreditor agreement in form and substance satisfactory to the Requisite Lenders.

“Permitted Working Capital Obligations” means Indebtedness incurred by the Company in the form of and on terms customary for asset-backed working capital facilities in an aggregate original principal amount at any time outstanding not to exceed the sum of (i) $60,000,000 less (ii) any amounts funded pursuant to a Contribution Agreement, and subject to documentation acceptable to the Requisite Lenders (including any Permitted Working Capital Intercreditor Agreement, as applicable).

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“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability company, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Phase I Report” means, with respect to any Facility, a report that (i) conforms to the ASTM Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process, E 1527 or, if satisfactory to the Administrative Agent and where the Facility is located in Canada, the Canadian Standards Association standard Z768-01: Phase I Environmental Site Assessment (ii) was conducted no more than six months prior to the date such report is required to be delivered hereunder, by one or more environmental consulting firms reasonably satisfactory to Administrative Agent, (iii) includes an assessment of asbestos-containing materials at such Facility, (iv) is accompanied by (a) an estimate of the reasonable worst-case cost of investigating and remediating any Hazardous Materials Activity identified in the Phase I Report as giving rise to an actual or potential material violation of any Environmental Law or as presenting a material risk of giving rise to a material Environmental Claim, and (b) a current compliance audit setting forth an assessment of Company’s, its Subsidiaries’ and such Facility’s current and past compliance with Environmental Laws and an estimate of the cost of rectifying any non-compliance with current Environmental Laws identified therein and the cost of compliance with reasonably anticipated future Environmental Laws identified therein.

“PIK Election Request” means a PIK Election Request substantially in the form of Exhibit A-2.

“PIK Interest” as defined in 2.5(c).

“Platform” as defined in Section 10.1(b).

“PPSA” means the Personal Property Security Act (Ontario); provided, however, if the validity, attachment, perfection (or opposability), effect of perfection or of non-perfection or priority of Collateral Agent’s security interest in any Collateral are governed by the personal property security laws of any jurisdiction other than the Province of Ontario or the Civil Code of Québec, PPSA shall also include those personal property security laws in such other jurisdiction or, if applicable, the Civil Code of Québec for the purpose of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or of non-perfection or priority and for the definitions related to such provisions.

“Preferred Stock” means, with respect to any Person, any Capital Stock with preferential rights to any other Capital Stock of such Person with respect to payment of dividends or preferential rights upon liquidation, dissolution, or winding up.

“Principal Office” means, for Administrative Agent, such Person’s “Principal Office” as set forth on Appendix B, or such other office or office of a third party or sub-agent, as appropriate, as such Person may from time to time designate in writing to Company, Administrative Agent and each Lender; provided, however, that for the purpose of making any payment on the Obligations or any other amount due hereunder or any other Credit Document, the Principal Office of Administrative Agent shall be 3 Second Street, Suite 206, Jersey City, New Jersey 07311 (or such other address as Administrative Agent may from time to time designate in writing to Company and each Lender); provided further that all wires to Administrative Agent shall be made to the wiring instructions provided by Administrative Agent in writing from time to time.

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“Prepayment Premium” means as defined in 2.7(b).

“Pro Rata Share” means (i) with respect to all payments, computations and other matters relating to the Term Loan of any Lender, the percentage obtained by dividing (a) the Term Loan Exposure of that Lender, by (b) the aggregate Term Loan Exposure of all Lenders. For all other purposes with respect to each Lender, “Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the sum of the Term Loan Exposure of that Lender, by (B) an amount equal to the sum of the aggregate Term Loan Exposure of all Lenders.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified Cash” means, at any time of determination, the aggregate balance sheet amount of unrestricted Cash and, to the extent readily monetized, Cash Equivalents included in the consolidated balance sheet of Company and its Subsidiaries as of such time that (i) is free and clear of all Liens other than Liens in favor of Collateral Agent for the benefit of Secured Parties and non-consensual Permitted Liens, (ii) may be applied to payment of the Obligations without violating any law, contract, or other agreement, (iii) is in Controlled Accounts, and (iv) is not Net Asset Sale Proceeds or Net Insurance/Condemnation Proceeds.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Credit Party that has total assets exceeding $10,000,000 at the time such Swap Obligation is incurred or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Real Estate Asset” means, at any time of determination, any interest (fee, leasehold, beneficial or otherwise) then owned by any Credit Party in any real property.

“Recipient” means (a) the Administrative Agent or (b) any Lender, as applicable.

“Reclamation Obligations” means statutory, contractual, constructive or legal obligations associated with decommissioning of mining operations and/or mineral processing facilities and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or development of mineral properties, plants, processing facilities, and/or equipment.

“Refinery” means the hydrometallurgical cobalt-silver-nickel refinery in North Cobalt, Ontario, which is indirectly owned by the Company.

“Register” as defined in Section 2.4(b).

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“Regulation D” means Regulation D of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Related Fund” means any Fund, investor, entity or account that is managed, sponsored, advised, or administered by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or affiliate of an entity that manages, administers, or advises a Lender, including any limited partner or investor in any of the foregoing persons or entities described in clauses (a) or (b).

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Relevant Governmental Body” means the Board of Governors or the NYFRB, or a committee officially endorsed or convened by the Board of Governors or the NYFRB, or any successor thereto.

“Replacement Lender” as defined in Section 2.17.

“Requirements of Law” shall mean, collectively, any and all applicable requirements of any Governmental Authority including any and all treaties, laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, other binding administrative pronouncements, persuasive guidance, statutes, common law, case law or treaties.

“Requisite Lenders” means one or more Lenders having or holding Term Loan Exposure and representing more than 50% of the aggregate Voting Power Determinants of all Lenders; provided if there are two or more Lenders that are not Affiliates of one another, Requisite Lenders shall require at least two Lenders that are not Affiliated.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restricted Junior Payment” means (i) any dividend, other distribution, or liquidation preference, direct or indirect, on account of any shares of any class of Capital Stock of Company or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in shares of Capital Stock (other than any Disqualified Capital Stock) to the holders of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of Company or any of its Subsidiaries (or any direct or indirect parent thereof) now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of Company or any of its Subsidiaries (or any direct or indirect parent thereof) now or hereafter outstanding; (iv) [reserved]; and (v) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any, Subordinated Indebtedness or unsecured debt.

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“Royalty Agreements” means those certain Amended and Restated Royalty Agreements, dated as of October 22, 2025, by and between the Company, the Guarantors and the initial Lenders as of the Closing Date.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., or any successor to its rating agency business.

“Sanctioned Country” means, at any time, a country, territory or region that is, or whose government is, the subject or target of any comprehensive Sanctions, including, as of the Closing Date, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, the Kherson and the Zaporizhzhia oblasts of Ukraine, Cuba, Iran, North Korea and Syria.

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by the U.S. (including by OFAC, the U.S. Department of the Treasury, or the U.S. Department of State), or by the United Nations Security Council, the European Union or any EU member state, His Majesty’s Treasury of the United Kingdom or any other relevant sanctions authority, (ii) any Person operating, organized or resident in a Sanctioned Country or (iii) any Person owned or controlled, directly or indirectly, by any such Person described in clause (i) or (ii) of this definition.

“Sanctions” means sanctions or trade embargoes enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC, U.S. Department of State, or U.S. Department of Commerce, (ii) the Government of Canada including those administered by Global Affairs Canada or Public Safety Canada, (iii) the United Nations Security Council, the European Union or any of its member states, His Majesty’s Treasury of the United Kingdom or (iv) any other or any other Governmental Authority with jurisdiction over any party to this Agreement.

“Secured Parties” means "Collateral Trust Secured Parties" as such term is defined in the Collateral Trust Agreement.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, including any Capital Stock and any Hedge Agreements or other derivatives.

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“Securities Account” means: (a) any “securities account” as defined in Article 8 of the UCC; (b) any “commodity account” as defined in Article 9 of the UCC; (c) any “securities account” as defined in the PPSA; and (d) any “futures account” as defined in the PPSA.

“Securities Account Control Agreement” means, with respect to a Securities Account, an agreement in form and substance reasonably satisfactory to Collateral Agent that (i) is entered into among Collateral Agent, the Securities Intermediary at which the applicable Securities Account is maintained, and the Credit Party having rights in or to the underlying financial assets credited to or maintained in such Securities Account, and (ii) is effective for Collateral Agent to obtain “control” (within the meaning of Articles 8 and 9 of the UCC with respect to Securities Accounts in the U.S. or within the meaning of the STA with respect to Securities Accounts in Canada) of such Securities Account.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means: (a) any “securities intermediary” or “commodity intermediary” as such terms are defined in the UCC; and (b) any “securities intermediary” as such term is defined in the STA.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+.

“Solvency Certificate” means a certificate of the Chief Financial Officer of Company substantially in the form of Exhibit F-2.

“Solvent” means, with respect to any Credit Party, that as of the date of determination, both (i) (a) the sum of such Credit Party’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Credit Party’s present assets; (b) such Credit Party’s capital is not unreasonably small in relation to its business as contemplated on such date of determination; and (c) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become absolute and matured. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under FASB Accounting Standards Codification Topic 450-20).

“STA” means the Securities Transfer Act, 2006 (Ontario) and any securities transfer legislation of any other province or territory of Canada applicable to any Credit Party.

“Subordinated Indebtedness” means any Indebtedness that is contractually or structurally subordinated in payment or lien ranking to the Obligations or related Liens.

“Subordination Agreement” means, with respect to any Subordinated Indebtedness, the corresponding subordination or intercreditor agreement, if any, among Administrative Agent and/or Collateral Agent, on the one hand, and the creditor or creditors (or their respective agents) in respect of such Subordinated Indebtedness, on the other hand, which shall be in form and substance acceptable to Administrative Agent and/or Collateral Agent.

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“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, unlimited liability company, association, joint venture or other business entity (a) the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with IFRS or (b) of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election or appointment of the Person or Persons (whether Directors, trustees, or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Swap Obligation” as defined in “Excluded Swap Obligation”.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (together with interest, penalties and other additions thereto) of any nature and whatever called, imposed, levied, collected, withheld or assessed by any Governmental Authority.

“Tax Act” means the Income Tax Act (Canada) and any successor statute, and all rules and regulations promulgated thereunder, as amended from time to time.

“Term Loan” means a Term Loan made by a Lender to Company pursuant to Section 2.1(a)(i)

“Term Loan Commitment” means the commitment of a Lender to make or otherwise fund a Term Loan and “Term Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Term Loan Commitment, if any, is set forth on Appendix A, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Term Loan Commitments as of the Closing Date immediately prior to giving effect to the funding of Term Loans is $27,795,066.24.

“Term Loan Exposure” means, with respect to any Lender, as of any time of determination, the outstanding principal amount of the Term Loans of such Lender; provided, at any time prior to the making of the Term Loans, the Term Loan Exposure of any Lender shall be equal to such Lender’s Term Loan Commitment.

“Term Loan Maturity Date” means the earlier of (i) October 22, 2028, and (ii) the date that all Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise.

“Terminated Lender” as defined in Section 2.17.

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“Title Policy” as defined in the definition of Mortgaged Real Estate Documents.

“Transaction Costs” means the fees, costs and expenses payable by Company or any of Company’s Subsidiaries to the extent paid or payable to non-Affiliates on or before the Closing Date in connection with the transactions contemplated by the Credit Documents, to the extent acceptable to the Requisite Lenders.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including, without limitation, deposit accounts, overdraft, overnight draft, credit cards, debit cards, p-cards (including purchasing cards, employee credit card programs and commercial cards), funds transfer, automated clearinghouse, direct debit, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, netting services, cash pooling arrangements, credit and debit card acceptance or merchant services and other treasury or cash management services.

“Treasury Rate” means, as of the date of any repayment or repricing of the Term Loans of the type described in Section 2.7(b) a rate per annum equal to the yield to maturity as of such date of the United States Treasury securities with a constant maturity of three months, as expressed in The Wall Street Journal.

“UCC” means the Uniform Commercial Code (or any similar or equivalent statute or law) as in effect in any applicable jurisdiction.

“UK Financial Institutions” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“U.S.” means the United States of America.

“U.S. Lender” as defined in Section 2.15(c).

“U.S. Security Agreement” means the Second Amended and Restated Security Agreement, dated as of the Closing Date and executed by the U.S. Subsidiaries of the Company, as the same is amended, restated, supplemented or otherwise modified from time to time.

“U.S. Security Documents” means the U.S. Security Agreement, the Collateral Trust Agreement, any deposit account control agreements or securities account control agreements covering the deposit accounts or securities accounts of the Credit Parties and any other security agreements, pledges, or similar agreements or documents executed in connection therewith and governed by the laws of the U.S.

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“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” means a certificate substantially in the form of one of Exhibits E-1, E-2, E-3 or E-4, as applicable.

“Voting Power Determinants” means, the Term Loan Exposure.

“WARN” as defined in Section 4.19.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)               the sum of the products obtained by multiplying (a) the amount of each then-remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)               the then-outstanding principal amount of such Indebtedness.

“Wholly-Owned” means, in reference to any Subsidiary of a specified Person, that 100% of the Capital Stock of such Subsidiary (other than (x) Directors’ qualifying shares and (y) shares issued to foreign nationals to the extent required by Requirements of Law) is owned, directly or indirectly, by such Person and/or one or more of such specified Person’s other Subsidiaries that also qualify as Wholly-Owned Subsidiaries under this definition.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2              Accounting Terms, Financials Statements, Calculations, Etc. Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with IFRS. Financial statements and other information required to be delivered by Company to Lenders pursuant to 5.1(b) and 5.1(c) shall be prepared in accordance with IFRS as in effect at the time of such preparation (and delivered together with the reconciliation statements provided for in Section 5.1(e), if applicable). Subject to the foregoing, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements.  For purposes of determining pro forma compliance with any financial covenant as of any date prior to the initial test date on which such financial covenant is to be tested hereunder, the level of any such financial covenant shall be deemed to be the covenant level for such initial test date. Notwithstanding anything to the contrary in this Agreement, for purposes of determining compliance with any basket, accordion or incremental feature, test, or condition under any provision of this Agreement or any other Credit Document, no Credit Party may retroactively divide, classify, re-classify or deem or otherwise treat a historical transaction as having occurred in reliance on a basket or exception that was not available at the time of such historical transaction or if and to the extent that such basket or exception was relied upon for any later transaction. When used herein, the term “financial statements” shall be construed to include all notes and schedules thereto. Whenever the term “Company” is used in respect of a financial covenant or a related definition, they shall be construed to mean “Company and its Subsidiaries on a consolidated basis” unless the context clearly requires otherwise. Except as otherwise provided therein, this Section 1.2 shall apply equally to each other Credit Document as if fully set forth therein, mutatis mutandis.

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1.3              Interpretation, Etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. Any requirement for a referenced agreement, instrument, certificate or other document to be in “substantially” the form of an Appendix, Schedule, or Exhibit hereto means that such referenced document shall be in the form of such Appendix, Schedule, or Exhibit with such modifications to such form as are approved by Administrative Agent, and, in the case of any Collateral Document, Collateral Agent, in each case in such Agent’s sole discretion. The words “hereof”, “hereunder”, “hereby”, and words of similar import used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The use herein of the words “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The use herein of the words “continuing”, “continuance”, “existing”, or any words of similar import or derivatives of any such words in reference to any Event of Default means that such Event of Default has not been expressly waived or, solely with respect to any financial covenant default, cured in accordance with the terms of Section 6.8. The word “will” shall be construed as having the same meaning and effect as the word “shall”. The words “assets” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties of any relevant Person or Persons. The terms lease and license shall be construed to include sub-lease and sub-license. Whenever the context may require, any pronoun shall be construed to include the corresponding masculine, feminine, and neuter forms. References to Persons include their respective permitted successors and assigns. Except as otherwise expressly provided herein, references to statutes, legislative acts, laws, regulations, and rules shall be deemed to refer to such statutes, acts, laws, regulations, and rules as in effect from time to time, including any amendments of the same and any successor statutes, acts, laws, regulations, and rules, unless any such reference is expressly limited to refer to any statute, act, law, regulation, or rule “as in effect on” a specified date. Except as otherwise expressly provided herein, any reference in or to this Agreement (including any Appendix, Schedule, or Exhibit hereto), any other Credit Document, or any other agreement, instrument, or other document shall be construed to refer to the referenced agreement, instrument, or document as assigned, amended, restated, supplemented, or otherwise modified from time to time, in each case in accordance with the express terms of this Agreement and any other relevant Credit Document unless such reference is expressly limited to refer to such agreement, instrument, or other document “as in effect on” a specified date. Unless otherwise expressly stated, if a Person may not take an action under this Agreement, then it may not take that action indirectly, or take any action assisting or supporting any other Person in taking that action directly or indirectly. “Taking an action indirectly” means taking an action that is not expressly prohibited for the Person but is intended to have substantially the same effects as the prohibited action. Except as otherwise provided therein, this Section 1.3 shall apply equally to each other Credit Document as if fully set forth therein, mutatis mutandis.

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1.4              Cashless TL Exchange. It is hereby acknowledged and agreed that, pursuant to the terms of the various Exchange Agreements, each Initial Lender has agreed to fund its Term Loan Commitment by exchanging with the Company Convertible Notes (the “Cashless TL Exchange”) beneficially owned by such Initial Lender for a combination of the Term Loans and common shares, no par value per share, issued by the Company. The aggregate principal amount and accrued and unpaid interest payable with respect to Convertible Notes beneficially owned by each Initial Lender and the corresponding amount of Term Loan exchanged therefore are reflected on Appendix A (the “Exchanged TL Amount”). The Cashless TL Exchange shall be deemed to contribute toward any requirement hereunder or any other Loan Document that the Existing Initial Lenders provide funds up to the Exchanged TL Amount on the Closing Date “in Dollars”, “in immediately available funds”, “in Cash” or any other similar requirement. Following the Cashless TL Exchange, each of the Existing Initial Lenders, as applicable shall be a Lender hereunder as if such Lender had funded the Exchanged TL Amount in accordance with Section 2.1 hereof of each Existing Initial Lender, as applicable, shall be considered Term Loans.

Section 2	LOANS

2.1              Term Loans.

(a)               Loan Commitments. Subject to the terms and conditions hereof:

(i)           each Lender severally agrees to make, on the Closing Date, an Term Loan to Company in an amount equal to such Lender’s Term Loan Commitment;

Company may make only one borrowing under the Term Loan Commitment, which borrowing may only occur on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. Subject to Sections 2.9 and 2.10, all amounts owed hereunder with respect to the Term Loans shall be Paid in Full no later than the Term Loan Maturity Date. Each Lender’s Term Loan Commitment shall terminate immediately and fully without further action by any Person upon the funding of such Lender’s Term Loan Commitment on the Closing Date.

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(b)               Borrowing Mechanics for Term Loans.

(i)           Company shall deliver to Administrative Agent a fully executed Funding Notice no later than three (3) Business Days prior to the Closing Date with respect to Term Loans made on the Closing Date. Following the Closing Date, whenever Company desires that Lenders make Term Loans, Company shall deliver to Administrative Agent a fully executed and delivered Funding Notice no later than 10:00 a.m. (New York City time) at least three (3) Business Days in advance of the proposed Credit Date. Except as otherwise provided herein, a Funding Notice for a Term Loan shall be irrevocable on and after the date delivered, and Company shall be bound to make a borrowing in accordance therewith. Promptly upon receipt by Administrative Agent of any such Funding Notice, Administrative Agent shall notify each Lender of the proposed borrowing.

(ii)        Each Lender shall make its Term Loan, as the case may be, available to Administrative Agent not later than 12:00 p.m. (New York City time) on the applicable Credit Date, by wire transfer of same day funds in Dollars, at Administrative Agent’s Principal Office. Upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of the Term Loans available to Company on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by Administrative Agent from Lenders to be credited to the account as designated in writing to Administrative Agent on Funding Notice by Company.

2.2              Pro Rata Shares; Availability of Funds.

(a)               Pro Rata Shares. All Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

(b)               Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Loan requested on such Credit Date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such Credit Date and Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Company a corresponding amount on such Credit Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by Administrative Agent for the correction of errors among banks. In the event that (i) Administrative Agent declines to make a requested amount available to Company until such time as all applicable Lenders have made payment to Administrative Agent, (ii) a Lender fails to fund to Administrative Agent all or any portion of the Loans required to be funded by such Lender hereunder prior to the time specified in this Agreement, and (iii) such Lender’s failure results in Administrative Agent failing to make a corresponding amount available to Company on the Credit Date, at Administrative Agent’s option, such Lender shall not receive interest hereunder with respect to the requested amount of such Lender’s Loans for the period commencing with the time specified in this Agreement for receipt of payment by Company through and including the time of Company’s receipt of the requested amount. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, Administrative Agent shall promptly notify Company and Company shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate payable for such Class of Loans. Nothing in this Section 2.2(b) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments hereunder or to prejudice any rights that Company may have against any Lender as a result of any default by such Lender hereunder.

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2.3              Use of Proceeds. The proceeds of the Term Loans made on the Closing Date shall be applied by Company to repurchase up to $27,795,066.24 of Convertible Notes as part of the Cashless TL Exchange. Notwithstanding anything to the contrary in this Agreement, no Credit Extension or proceeds thereof may be used in any manner that is in violation of Section 4.18(b) or Section 4.25(a).

2.4              Evidence of Debt; Register; Lenders’ Books and Records; Notes.

(a)               Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of Company to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on Company, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect Company’s Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b)               Register. Administrative Agent (or an agent or sub-agent appointed by it) shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The Register shall be available for inspection by Company or any Lender (with respect to (i) any entry relating to such Lender’s Loans, and (ii) the identity of the other Lenders (but not any information with respect to such other Lenders’ Loans)) at any reasonable time and from time to time upon reasonable prior notice. Administrative Agent shall record, or shall cause to be recorded, in the Register the Loans in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Loans, and any such recordation shall be conclusive and binding on Company and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect Company’s Obligations in respect of any Loan. Company hereby designates Administrative Agent to serve as Company’s non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section 2.4, and Company hereby agrees that, without prejudice to Section 9.6 of this Agreement, to the extent Administrative Agent serves in such capacity, Administrative Agent and its officers, Directors, employees, agents, sub-agents, and affiliates shall constitute “Indemnitees.”

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(c)               Promissory Notes. If so requested by any Lender by written notice to Company (with a copy to Administrative Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, Company shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Company’s receipt of such notice) a promissory note or notes, in the form attached hereto as Exhibit A-3, to evidence such Lender’s Term Loan.

2.5              Interest on Loans.

(a)               Except as otherwise set forth herein, each Class of Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) at a rate equal to 8.99% per annum.

(b)               Interest payable pursuant to Section 2.5 shall be computed on the basis of a three hundred sixty-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(c)               Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such Interest Payment Date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans. Notwithstanding any of the foregoing to the contrary, at any time after the Closing Date Company may elect to have, with respect to interest accrued on and to each Interest Payment Date, all interest on the Term Loans added to the outstanding principal amount of the Term Loans at a rate equal to 11.125% per annum for each day during such Interest Period (such capitalized interest, “PIK Interest”). All such PIK Interest shall thereafter constitute principal and bear interest on the terms in this Section 2.5 and otherwise be treated as Term Loans for purposes of this Agreement. To make an election pursuant to this Section 2.5(c), Company shall notify the Administrative Agent of such election in writing by delivery to the Administrative Agent of an executed PIK Election Request at least five (5) Business Days prior to each Interest Payment Date indicating if interest for such period shall be paid in kind in respect of the Loans on such Interest Payment Date.

2.6              Default Interest. Upon the occurrence and during the continuance of an Event of Default, all Obligations shall thereafter bear interest (including post-petition interest in any proceeding under any Debtor Relief Laws) payable in cash on demand at a rate that is two percent (2.0%) per annum in excess of the interest rate otherwise payable hereunder with respect to the applicable Loans pursuant to Section 2.5(a). Payment or acceptance of (i) the increased rates of interest provided for in this Section 2.6 or (ii) any amount of interest that is less than the amount due, in each case is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Administrative Agent or any Lender.

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2.7              Fees.

(a)               [Reserved].

(b)               In the event that all or any portion of the Term Loans is repaid (or prepaid) or accelerated prior to the Term Loan Maturity Date for any reason (including, without limitation, automatic acceleration upon an Event of Default under Section 8.1(f) and 8.1(g) or upon any redemption or buyback (including upon any Change of Control subject to clause (2) hereof)), such repayment shall be made in an amount equal to (i) if such payment (or prepayment) occurs prior to the first anniversary of the applicable Credit Date, 105% of the principal amount then due and payable (including any PIK Interest which has been added to the principal amount of the Obligations), (ii) 103% of the principal amount then payable (including any PIK Interest which has been added to the principal amount of the Obligations) if such repayment or acceleration occurs on or after the first anniversary of the applicable Credit Date but prior to the second anniversary of the applicable Credit Date, (iii) 101% of the principal amount then payable (including any PIK Interest which has been added to the principal amount of the Obligations) if such repayment or acceleration occurs on or after the second anniversary of the applicable Credit Date (the amounts due, the “Prepayment Premium”).

2.8              Scheduled Payments. Notwithstanding the foregoing, the Term Loans together with all other amounts owed hereunder with respect thereto, shall be Paid in Full on the Term Loan Maturity.

2.9              Voluntary Prepayments/Commitment Reductions. Any time and from time to time Company may prepay any such Loans on any Business Day in whole or in part (together with any amounts due pursuant to Sections 2.5 and 2.7(b), as applicable) in an aggregate minimum amount of $500,000 (or, if less, the entire principal amount outstanding) and integral multiples of $100,000 (or, if less, the entire principal amount outstanding) in excess of that amount. All such prepayments shall be made upon not less than three (3) Business Days’ prior written notice given to Administrative Agent by 12:00 p.m. (New York City time) on the date required (and Administrative Agent will promptly transmit such written notice for Term Loans to each Lender). Upon the giving of any such notice, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.12(a).

2.10          Mandatory Prepayments.

(a)               Asset Sales. No later than five (5) Business Days following the date of receipt by any Credit Party or any of its Subsidiaries of any Net Asset Sale Proceeds (it being understood that such Net Asset Sale Proceeds shall be deposited into a Controlled Account on the same Business Day as receipt thereof), Company shall prepay the Loans as set forth in Section 2.12(a) in an aggregate amount equal to 100% of such Net Asset Sale Proceeds plus any amount due pursuant to Sections 2.5 and 2.7(b), as applicable; provided, that no such prepayment shall be required under this Section 2.10(a) with respect to any Asset Sale (or series of related Asset Sales) for Fair Market Value resulting, in the aggregate, less than $1,000,000 in Net Asset Sale Proceeds or less than $2,000,000 in the aggregate in Net Asset Sale Proceeds per Fiscal Year,

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(b)               Insurance/Condemnation Proceeds. No later than five (5) Business Days following the date of receipt by any Credit Party or any of its Subsidiaries, or Administrative Agent as lender loss payee, of any Net Insurance/Condemnation Proceeds (it being understood that such Net Insurance/Condemnation Proceeds shall be deposited into a Controlled Account on the same Business Day as receipt thereof), Company shall prepay the Loans as set forth in Section 2.12(a) in an aggregate amount equal to 100% of such Net Insurance/Condemnation Proceeds plus any amounts due pursuant to Sections 2.5 and 2.7(b), as applicable; provided, that (i) no such prepayment shall be required under this Section 2.10(b) with respect to casualty events to the extent such casualty events result, in the aggregate during each Fiscal Year, in Net Insurance/Condemnation Proceeds of less than $2,000,000 and (ii) so long as no Default or Event of Default shall have occurred and be continuing, (such amounts, the “Insurance/Condemnation Reinvestments Amounts”), Company shall have the option, directly or through one or more of its Subsidiaries to invest such Insurance/Condemnation Reinvestment Amounts within two hundred seventy (270) days of receipt thereof (the “Insurance/Condemnation Reinvestment Period”) in long term productive assets of the general type used in the business of Company and its Subsidiaries (as of the Closing Date), which investment may include the repair, restoration or replacement of the relevant assets in respect of which such Net Insurance/Condemnation Proceeds were received; provided further, pending any such investment all such Insurance/Condemnation Reinvestment Amounts, as the case may be, shall, if requested by Administrative Agent, be held at all times prior to such reinvestment, in a Controlled Account.

(c)               [Reserved].

(d)               Issuance of Debt. On the date of receipt by any Credit Party or any of its Subsidiaries of any Cash proceeds (it being understood that any such Cash proceeds shall be deposited into a Controlled Account on the same Business Day as receipt thereof) from the incurrence of any Indebtedness of any Credit Party or any of its Subsidiaries, excluding any Cash proceeds received with respect to any Indebtedness permitted to be incurred pursuant to Section 6.1, Company shall prepay the Loans as set forth in Section 2.12(a) in an aggregate amount equal to 100% of such proceeds plus all amounts due under Section 2.5 and 2.7(b), net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, in each case, paid to non-Affiliates, including reasonable legal fees and expenses.

(e)               Change of Control. Upon the occurrence of a Change of Control, Company shall prepay the outstanding amount of all of the Loans together with all accrued and unpaid interest thereon plus all amounts due under Section 2.5 and 2.7(b) plus all other Obligations due and owing (it being understood and agreed the payment pursuant to this clause (e) shall be in addition to any other right and remedy that the Agents or any other Secured Party has as a result of an Event of Default arising from the occurrence of such Change of Control).

(f)                Extraordinary Receipts. On the date of receipt by Company or any of its Subsidiaries of any Extraordinary Receipts in excess of $1,000,000 in the aggregate during each Fiscal Year (it being understood that such Extraordinary Receipts shall be deposited in a Controlled Account on the same Business Day as receipt thereof), Company shall prepay Loans as set forth in Section 2.12(a) in the amount of such Extraordinary Receipts plus all amounts due under Section 2.7(b).

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(g)               Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to Sections 2.10(a) through 2.10(d), Company shall deliver to Administrative Agent a certificate of a Chief Financial Officer demonstrating the calculation of the amount of the applicable net proceeds and compensation owing to Lenders under any of the Credit Documents, if any (including a calculation of amounts due under Section 2.7(b). In the event that Company shall subsequently determine that the actual amount received exceeded the amount set forth in such certificate, Company shall promptly make an additional prepayment of the Loans in an amount equal to such excess plus all applicable fees payable under Section 2.7(b), and Company shall concurrently therewith deliver to Administrative Agent a certificate of a Chief Financial Officer demonstrating the derivation of such excess; provided, that Administrative Agent shall not be required to determine reasonableness or sufficiency of such derivation.

2.11          Application of Prepayments.

(a)               Application of Prepayments. Any voluntary prepayments of Term Loans pursuant to Section 2.9 and any mandatory prepayment of any Loan pursuant to Section 2.10 shall include all applicable Prepayment Premium and shall be applied as follows:

first, to the payment of all fees, other than any premium, and all expenses specified in Section 10.2, in each case to the full extent thereof;

second, to the payment of any accrued interest at the Default Rate due and owing on the Term Loans, if any;

third, to the payment of any accrued interest (other than Default Rate interest) due and owing on the Term Loans;

fourth, to the payment of the applicable Prepayment Premium, if any, due and owing on the Term Loans or Term Loan Commitment;

fifth, to prepay Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof); and

sixth, to payment of any remaining Obligations then due and payable.

2.12          General Provisions Regarding Payments.

(a)               All payments by Company of principal, interest, fees and other Obligations shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than 3:00 p.m. (New York City time) on the date due by wire transfer to an account designated by Administrative Agent from time to time that is maintained by Administrative Agent or its Affiliates for the account of the Lenders or Administrative Agent. For purposes of computing interest and fees, funds received by Administrative Agent after that time on such due date shall be deemed to have been paid by Company on the next Business Day.

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(b)               All payments in respect of the principal amount of any Loan shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payment received in respect of any Loan on a date when interest or premium is due and payable with respect to such Loan) shall be applied to the payment of interest and premium then due and payable before application to principal.

(c)               Administrative Agent (or an agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by Administrative Agent.

(d)               Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next Business Day, and such extension of time shall be included in the computation of the payment of interest hereunder.

(e)               Administrative Agent shall deem any payment by or on behalf of Company hereunder that is not made in same day funds prior to 3:00 p.m. (New York City time) to be a non-conforming payment. Any such payment shall not be deemed to have been received by Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. Administrative Agent shall give prompt written notice to Company and each applicable Lender if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next Business Day) at the Default Rate from the date such amount was due and payable until the date such amount is Paid in Full.

(f)                If an Event of Default shall have occurred and not otherwise been waived, and the Obligations have become due and payable in full hereunder, whether by acceleration, maturity or otherwise, all payments or proceeds received by any Agent hereunder or under any Collateral Document in respect of any of the Obligations, including all proceeds received by any Agent in respect of any sale, any collection from, or other realization upon all or any part of the Collateral, shall be applied in full or in part as follows: first, to the payment of all costs and expenses of such sale, collection or other realization, including reasonable compensation to each Agent and its agents and counsel, and all other expenses, liabilities and advances made or incurred by any Agent in connection therewith, and all amounts for which any Agent is entitled to indemnification hereunder or under any Collateral Document (in its capacity as an Agent and not as a Lender) and all advances made by any Agent under any Collateral Document for the account of the applicable Grantor, and to the payment of all costs and expenses paid or incurred by any Agent in connection with the exercise of any right or remedy hereunder or under any Collateral Document, all in accordance with the terms hereof or thereof; second, to the extent of any excess of such proceeds, to the payment of all other Obligations for the ratable benefit of the Lenders; and third, to the extent of any excess of such proceeds, to the payment to or upon the order of such Grantor or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

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2.13          Ratable Sharing. Lenders hereby agree among themselves that if any of them shall, whether by voluntary payment (other than a voluntary prepayment of Loans made and applied in accordance with the terms of Section 2.12), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Debtor Relief Laws, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) that is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of Company or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Company expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, set-off or counterclaim with respect to any and all monies owing by Company to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder. The provisions of this Section 2.14 shall not be construed to apply to (a) any payment made by any Credit Party pursuant to and in accordance with the express terms of any Credit Document (including amounts received by a Lender pursuant to Sections 2.16 or 2.17) or (b) any payment obtained by any Lender as consideration for the assignment or sale of a participation in any of its Loans or other Obligations owed to it.

2.14          Increased Costs; Capital Adequacy.

(a)               Compensation For Increased Costs and Taxes. Subject to the provisions of Section 2.17 (which shall be controlling with respect to the matters covered thereby), in the event that any Lender shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any Change in Law: (i) subjects such Lender (or its applicable lending office), Administrative Agent or any company controlling such Lender or Administrative Agent to any additional Tax (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (e) of the definition of Excluded Taxes and (C) Connection Income Taxes) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder, any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder, or its deposits, reserves, other liabilities or capital attributable thereto; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, liquidity, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender or any company controlling such Lender; or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or any company controlling such Lender or such Lender’s obligations hereunder; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining Loans hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) or Administrative Agent with respect thereto; then, in any such case, Company shall promptly pay to such Lender or Administrative Agent, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Person in its reasonable discretion shall determine) as may be necessary to compensate such Person for any such increased cost or reduction in amounts received or receivable hereunder. Such Lender or Administrative Agent shall deliver to Company (in the case of a Lender, with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Person under this Section 2.14(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

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(b)               Capital Adequacy and Liquidity Adjustment. In the event that any Lender shall have determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that (A) any Change in Law regarding capital adequacy or liquidity, or (B) compliance by any Lender (or its applicable lending office) or any company controlling such Lender with any Change in Law regarding capital adequacy or liquidity, has or would have the effect of reducing the rate of return on the capital of such Lender or any company controlling such Lender as a consequence of, or with reference to, such Lender’s Loans or participations therein or other obligations hereunder with respect to the Loans to a level below that which such Lender or such controlling company could have achieved but for such Change in Law (taking into consideration the policies of such Lender or such controlling company with regard to capital adequacy and liquidity), then from time to time, within five Business Days after receipt by Company from such Lender of the statement referred to in the next sentence, Company shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling company for such reduction. Such Lender shall deliver to Company (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to Lender under this Section 2.14(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(c)               Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.16 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Company shall not be required to compensate a Lender pursuant to this Section 2.16 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies Company of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

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2.15          Taxes; Withholding, Etc.

(a)               Payments to Be Free and Clear. All sums payable by or on behalf of any Credit Party hereunder and under the other Credit Documents shall be paid free and clear of, and without any deduction or withholding on account of, any Tax, unless required by applicable Requirements of Law.

(b)               Withholding of Taxes. If any Credit Party, Administrative Agent, or any other Person (acting as a withholding agent) is (in such withholding agent’s reasonable good faith discretion) required by applicable Requirements of Law to make any deduction or withholding on account of any Tax from any sum paid or payable by any Credit Party to Administrative Agent or any Lender under any of the Credit Documents: (i) Company shall notify Administrative Agent of any such requirement or any change in any such requirement promptly after Company becomes aware of it; (ii) Company, Administrative Agent, or any other Person (acting as a withholding agent) shall be entitled to deduct or withhold such Tax and pay or cause to be paid any such Tax in accordance with applicable Requirements of Law; and (iii) if such Tax is an Indemnified Tax, the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment (including for any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15), Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment for Indemnified Taxes been required or made.

(c)               Evidence of Exemption From U.S. Withholding Tax. Each Lender that is not a “United States person” (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for U.S. federal income tax purposes (a “Non-U.S. Lender”) shall, to the extent such Lender is legally entitled to do so, deliver to Company and Administrative Agent, on or prior to the Closing Date (in the case of each Lender listed on the signature pages hereof on the Closing Date) or on or prior to the date of the Assignment Agreement pursuant to which it becomes a Lender (in the case of each other Lender), and at such other times as may be necessary in the determination of Company or Administrative Agent (each in the reasonable exercise of its discretion), (i) two copies of Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY (or, in each case, any successor forms), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code, Treasury Regulations, or other applicable law or reasonably requested by Company to establish that such Lender is not subject to (or is subject to a reduced rate of) deduction or withholding of U.S. federal income tax with respect to any payments to such Lender of principal, interest, fees or other amounts payable under any of the Credit Documents, or (ii) if such Lender is not a “bank” or other Person described in Section 881(c)(3) of the Internal Revenue Code, a U.S. Tax Compliance Certificate together with two copies of Internal Revenue Service Form W-8BEN, W-8BEN-E or W-8IMY (or, in each case, any successor form), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Company to establish that such Lender is not subject to (or is subject to a reduced rate of) deduction or withholding of U.S. federal income tax with respect to any payments to such Lender of interest payable under any of the Credit Documents. Each Lender that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for U.S. federal income tax purposes (a “U.S. Lender”) shall deliver to Administrative Agent and Company on or prior to the Closing Date (or, if later, on or prior to the date on which such Lender becomes a party to this Agreement) two copies of Internal Revenue Service Form W-9 (or any successor form), properly completed and duly executed by such Lender, certifying that such U.S. Lender is entitled to an exemption from U.S. backup withholding tax, or otherwise prove that it is entitled to such an exemption. Each Lender required to deliver any forms, certificates or other evidence with respect to U.S. federal income tax withholding matters pursuant to this Section 2.15(c) hereby agrees, from time to time after the initial delivery by such Lender of such forms, certificates or other evidence, whenever a lapse in time or change in circumstances renders such forms, certificates or other evidence obsolete or inaccurate in any material respect, that such Lender shall promptly deliver to Administrative Agent for transmission to Company two new copies of Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP, W-8IMY, and/or W-9 (or, in any case, any successor form), or a U.S. Tax Compliance Certificate and two copies of Internal Revenue Service Form W-8BEN, W-8BEN-E, or W-8IMY (or, in each case, any successor form), as the case may be, properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Company to confirm or establish that such Lender is not subject to deduction or withholding of U.S. federal income tax with respect to payments to such Lender under the Credit Documents, or notify Administrative Agent and Company of its inability to deliver any such forms, certificates or other evidence.

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(d)               FATCA. If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to Company and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Company or Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by Company or Administrative Agent as may be necessary for Company and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of the preceding sentence of this clause (d), “FATCA” shall include any amendments made to FATCA after the date hereof.

(e)               Payment of Other Taxes by Company. Without limiting the provisions of Section 2.15(b), Company shall timely pay to the relevant Governmental Authorities in accordance with applicable Requirements of Law or, at the option of the Administrative Agent timely reimburse it for the payment of, all Other Taxes.

(f)                Indemnification by Credit Parties. Without duplication of any amounts paid pursuant to the provisions of Section 2.15(b), Credit Parties shall jointly and severally indemnify Administrative Agent and any Lender for the full amount of any Indemnified Taxes (including any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15, until the Lender or Administrative Agent, as applicable, receives an amount equal to the sum it would have received had such Indemnified Taxes not been imposed) paid or payable by Administrative Agent or Lender or any of their respective Affiliates and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Credit Party shall be conclusive absent manifest error. Such payment shall be due within ten days of such Credit Party’s receipt of such certificate.

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(g)               Indemnification by the Lenders. Each Lender shall severally indemnify Administrative Agent for (i) Indemnified Taxes attributable to such Lender (but only to the extent that Company has not already indemnified Administrative Agent therefor and without limiting the obligation of Company to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(h)(i) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Credit Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Administrative Agent shall be conclusive absent manifest error. Such payment shall be due within ten days of such Lender’s receipt of such certificate. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by Administrative Agent to such Lender from any other source against any amount due to Administrative Agent under this paragraph (g).

(h)               Evidence of Payments. As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority pursuant to this Section 2.15, such Credit Party shall deliver to Administrative Agent a copy of any receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(i)                 [Reserved].

(j)                 Indirect Lenders. If, due to a change in Sections 871(h) or 881(c) of the Internal Revenue Code (or any successor provisions) after the date a Person becomes an Indirect Lender under this Agreement, any withholding is required to be made by a Lender or any Affiliate thereof to such Indirect Lender attributable to payments made by any Credit Party hereunder, such Credit Party shall pay to such Lender such additional amount or amounts as is necessary to ensure that the net amount actually received by any Indirect Lender will equal the full amount such Indirect Lender would have received had no such withholding or deduction been required; provided that in the event additional amounts are due in respect of an Indirect Lender, immediately before such Indirect Lender transfers a direct or indirect interest in a Lender to a transferee and withholding is required to be made by a Lender or any Affiliate to such transferee Indirect Lender attributable to payments made by any Credit Party hereunder, a Credit Party shall be required to pay additional amounts pursuant to this Section in an amount not exceeding the additional amounts payable prior to the transfer by the transferor Indirect Lender; provided, further that no such additional amounts shall be payable by a Credit Party to the extent such withholding could have been avoided by any Indirect Lender and each entity in the chain of ownership between such Indirect Lender and the Lender providing Internal Revenue Service Forms W-9, W-8ECI, W-8BEN, W-8BEN-E or W-8IMY (as applicable) or any successor forms thereto, to the Lender or other entity in the chain of ownership between such Indirect Lender and the Lender, as applicable.

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(k)               Evidence of Exemption. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by applicable Requirements of Law or reasonably requested by the Company or the Administrative Agent as will enable the Company or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 2.15 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Company and the Administrative Agent in writing of its legal inability to do so.

(l)                 Treatment of Certain Refunds. If any party determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.15 (including by the payment of additional amounts pursuant to this Section 2.15), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.15 with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.15(l) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (l), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(m)             Survival. Each party’s obligations under this Section 2.15 shall survive the resignation or replacement of Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.16          Obligation to Mitigate. Each Lender agrees that, if such Lender requests payment under Section 2.15, 2.16 or 2.17, then such Lender will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts to make, issue, fund or maintain its Credit Extensions through another office of such Lender if, as a result thereof, the additional amounts payable to such Lender pursuant to Section 2.15, 2.16 or 2.17, as the case may be, in the future would be eliminated or reduced and if, as determined by such Lender in its reasonable discretion, the making, issuing, funding or maintaining of such Loans through such other office or in accordance with such other measures, as the case may be, would not otherwise adversely affect such Loans or the interests of such Lender; provided, such Lender will not be obligated to utilize such other office pursuant to this Section 2.16 unless Company agrees to pay all incremental expenses incurred by such Lender as a result of utilizing such other office as described above. A certificate as to the amount of any such expenses payable by Company pursuant to this Section 2.18 (setting forth in reasonable detail the basis for requesting such amount) submitted by such Lender to Company (with a copy to Administrative Agent) shall be conclusive absent manifest error.

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2.17          Removal or Replacement of a Lender. Anything contained herein to the contrary notwithstanding, in the event that: (a) (i) any Lender (an “Increased-Cost Lender”) shall give notice to Company that such Lender is entitled to receive payments under Section  2.15, 2.16 or 2.17, (ii) the circumstances that have caused such Lender to receive such payments shall remain in effect, and (iii) such Lender shall fail to withdraw such notice within five Business Days after Company’s request for such withdrawal; or (b) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 10.5(b), the consent of Administrative Agent shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each such Increased-Cost Lender or Non-Consenting Lender (the “Terminated Lender”), Administrative Agent may (which, in the case of an Increased-Cost Lender, only after receiving written request from Company to remove such Increased-Cost Lender), by giving written notice to Company and any Terminated Lender of its election to do so, elect, at the sole cost and expense of the Credit Parties, (I) to, in the case of an Increased-Cost Lender, request such Lender use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.15, 2.16, or 2.17, as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender; provided that the Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment, or (II) to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees), in the case of an Increased-Cost Lender such request shall only be made if such Lender was unable to designed a different lending office pursuant to (I), to assign its outstanding Loans, if any, in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of Section 10.6 and the Credit Parties shall pay the fees, if any, payable in connection with any such assignment from an Increased-Cost Lender, a Non-Consenting Lender; provided, (1) on the date of such assignment, the Replacement Lender shall pay to Terminated Lender an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Terminated Lender, (B) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time and (C) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to Section 2.8; (2) on the date of such assignment, Company shall pay any amounts payable to such Terminated Lender pursuant to Section 2.15, 2.16 or 2.17 or under any other Credit Document; provided, such assignment shall not be deemed a prepayment and Company shall not be required to pay any prepayment premium or other similar amount that would be payable in connection with a voluntary prepayment or otherwise; (3) such assignment does not conflict with applicable law, and (4) in the event such Terminated Lender is a Non-Consenting Lender, each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender. Upon the prepayment of all amounts owing to any Terminated Lender, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. Each Lender agrees that if Administrative Agent exercises its option hereunder to cause an assignment by such Lender as a Non-Consenting Lender or Terminated Lender, such Lender shall, promptly after receipt of written notice of such election, execute and deliver all documentation necessary to effectuate such assignment in accordance with Section 10.6. In the event that a Lender does not comply with the requirements of the immediately preceding sentence within one Business Day after receipt of such notice, each Lender hereby authorizes and directs Administrative Agent to execute and deliver such documentation as may be required to give effect to an assignment in accordance with Section 10.6 on behalf of a Non-Consenting Lender or Terminated Lender and any such documentation so executed by Administrative Agent shall be effective for purposes of documenting an assignment pursuant to Section 10.6.

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Section 3	CONDITIONS PRECEDENT

3.1              Closing Date. The obligation of each Lender to enter into this Agreement and to make any Loan on the Closing Date is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Closing Date (in each case, except to the extent required to be satisfied as a condition subsequent in accordance with Section 5.14):

(a)               Credit Documents. Administrative Agent (or its counsel) shall have received sufficient copies of this Agreement, the promissory notes, if any are requested, the U.S. Security Agreement, the Canadian Security Documents, the Collateral Trust Agreement and each other Credit Document to be dated as of the Closing Date, in each case as Requisite Lenders shall request, in form and substance satisfactory to Requisite Lenders, and originally executed and delivered by each applicable Credit Party and each other Person party thereto.

(b)               Organizational Documents; Incumbency. Administrative Agent (or its counsel) shall have received in respect of each Credit Party (i) sufficient copies of each Organizational Document as Requisite Lenders shall request, in each case certified by an Authorized Officer of such Credit Party and, to the extent applicable, certified as of a recent date prior to the Closing Date by the appropriate Governmental Authority; (ii) signature and incumbency certificates of the officers of such Credit Party executing any Credit Documents to which it is a party; (iii) resolutions of the Board of Directors of each Credit Party approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents, in each case, to which it is a party or by which it or its assets may be bound as of the Closing Date, certified as of the Closing Date by an appropriate Authorized Officer as being in full force and effect without modification or amendment; (iv) a good standing certificate, certificate of status, certificate of good compliance or equivalent from the applicable Governmental Authority of such Credit Party’s jurisdiction of incorporation, organization or formation and in any material jurisdiction in which it is qualified as a foreign corporation or other entity to do business, each dated a recent date prior to the Closing Date; and (v) such other documents as Requisite Lenders may reasonably request prior to the Closing Date.

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(c)               Organizational and Capital Structure. The organizational structure and capital structure of Company and its Subsidiaries shall be as set forth on Schedule 4.2.

(d)               Transaction Costs. On or prior to the Closing Date, Company shall have delivered to Administrative Agent, the Company’s reasonable best estimate of the Transaction Costs (other than fees payable to any Agent).

(e)               Governmental Authorizations and Consents. Each Credit Party shall have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Credit Documents to occur on or prior to the Closing Date (including the entering into of the Credit Documents to be delivered on the Closing Date) and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to Requisite Lenders. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Credit Documents to occur on or prior to the Closing Date or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

(f)                Personal Property Collateral. Except to the extent set forth in Section 5.14, in order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority Lien in the personal property Collateral, each Credit Party shall have delivered to Collateral Agent (or its counsel):

(i)           evidence satisfactory to Requisite Lenders of the compliance by each Credit Party of their obligations under the U.S. Security Agreement, the Canadian Security Documents and the other Collateral Documents (including their obligations to authorize or execute, as the case may be, and deliver UCC financing statements, PPSA financing statements, originals of securities, instruments and chattel paper and any agreements governing deposit and/or securities accounts as provided therein) required to be provided on or prior to the Closing Date;

(ii)        [reserved];

(iii)      fully executed Intellectual Property Security Agreements, in proper form for filing or recording in all appropriate places in all applicable jurisdictions; and

(iv)       evidence that each Credit Party shall have taken or caused to be taken any other action, executed and delivered or caused to be executed and delivered any other agreement, document and instrument (including (i) using its commercially reasonable efforts to obtain a Landlord Collateral Access Agreement for each Leasehold Property, executed by the landlord of such Leasehold Property and by the applicable Credit Party, and (ii) an Intercompany Note and Subordination) and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by Requisite Lenders.

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(g)               Financial Statements. Lenders shall have received from Company the Historical Financial Statements.

(h)               Evidence of Insurance. Collateral Agent (or its counsel) shall have received a certificate from each applicable Credit Party’s insurance broker or other evidence satisfactory to Requisite Lenders that all insurance required to be maintained pursuant to Section 5.5 is in full force and effect, together with endorsements naming Collateral Agent and its successors and assigns, for the benefit of Secured Parties, as additional insured and lender loss payee thereunder to the extent required under Section 5.5.

(i)                 Opinions of Counsel to Credit Parties. Administrative Agent (or its counsel) shall have received executed copies of the favorable written opinions of (i) Cassels Brock & Blackwell LLP, as counsel to the Credit Parties in Canada, (ii) Troutman Pepper Locke LLP, as counsel to Credit Parties in the U.S. and (iii) Gilbert + Tobin, as counsel for Credit Parties in Australia as to such matters as Requisite Lenders may reasonably request, dated as of the Closing Date and in form and substance reasonably satisfactory to Requisite Lenders (and each Credit Party hereby instructs such counsel to deliver such opinions to Administrative Agent (or its counsel)).

(j)                 Fees. Company shall have paid to each Agent the fees payable on or before the Closing Date referred to in Section 2.8 and all expenses payable pursuant to Section 10.2 that have accrued as of the Closing Date.

(k)               Solvency Certificate. On the Closing Date, Administrative Agent (or its counsel) shall have received a Solvency Certificate from Company dated as of the Closing Date and addressed to Administrative Agent and Lenders, and in form, scope and substance reasonably satisfactory to Requisite Lenders, with appropriate attachments and demonstrating that after giving effect to the consummation of the transactions contemplated by this Agreement, the other Credit Documents to be consummated on the Closing Date and the Credit Extensions to be made on the Closing Date, Company and its Subsidiaries each is and will be Solvent.

(l)                 Closing Date Certificate. Company shall have delivered to Administrative Agent (or its counsel) an executed Closing Date Certificate, together with all attachments thereto.

(m)             No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding, hearing, or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of Requisite Lenders, singly or in the aggregate, materially impairs any of the transactions contemplated by the Credit Documents, or that could have a Material Adverse Effect.

(n)               Due Diligence. Administrative Agent and each Lender shall have completed, to its satisfaction, all legal, tax, environmental, business and other due diligence with respect to the business, assets, liabilities, operations and condition (financial or otherwise) of the Credit Parties in scope and determination satisfactory to Administrative Agent and Requisite Lenders in their respective discretion (including satisfactory review of (i) the lease agreements for each Leasehold Property and (ii) all Material Contracts), and, other than changes occurring in the ordinary course of business, no information or materials are or should have been available to the Credit Parties as of the Closing Date that are materially inconsistent with the material previously provided to Administrative Agent and Requisite Lenders for their respective due diligence review of the Credit Parties.

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(o)               Minimum Liquidity. Company shall demonstrate in form and substance reasonably satisfactory to Requisite Lenders that on the Closing Date and immediately after giving effect to any Credit Extensions to be made on the Closing Date, including the payment of all Transaction Costs required to be paid in Cash, Company shall have minimum Consolidated Liquidity of at least $15,000,000.

(p)               No Material Adverse Change. Since December 31, 2024, no event, circumstance or change shall have occurred that has caused or evidence, either in any case or in the aggregate, a Material Adverse Effect.

(q)               Cash Management Structure. The cash management structure of the Credit Parties and their Subsidiaries shall be reasonably satisfactory to Requisite Lenders and, to the extent requested by Requisite Lenders, acting reasonably, shall include blocked account, controlled account, lockbox and sweep arrangements satisfactory to Requisite Lenders in their reasonable discretion.

(r)                Letter of Direction. Administrative Agent (or its counsel) shall have received a duly executed letter of direction from Company addressed to Administrative Agent, on behalf of itself and Lenders, directing the disbursement on the Closing Date of the proceeds of the Loans made on such date substantially in the form of Exhibit B hereto.

(s)                KYC Documentation. (i) On or prior to the Closing Date, the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the PCMLTFA.

(ii)        On or prior to the Closing Date, any Credit Party that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation shall deliver a Beneficial Ownership Certification in relation to such Credit Party.

(t)                 Capital Stock Exchange. Substantially concurrently with the Closing Date (i) the closing of the transactions set forth in the Exchange Agreements shall have occurred and (ii) the Bridge Notes shall have been repaid in full in cash.

(u)               Settlement Statement: Substantially concurrently with the Closing Date, all payments pursuant to a settlement statement satisfactory to the Requisite Lenders shall be made pursuant to calculations thereof.

Each Lender, by delivering its signature page to this Agreement and funding a Loan on the Closing Date, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by any Agent, Requisite Lenders or Lenders, as applicable on the Closing Date.

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3.2              Conditions to Each Credit Extension.

(a)               Conditions Precedent. The obligation of each Lender to make any Loan, on any Credit Date, including the Closing Date, is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions precedent:

(i)           Administrative Agent (or its counsel) shall have received a fully executed and delivered Funding Notice;

(ii)        As of such Credit Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not apply to any representations and warranties to the extent already qualified or modified by materiality or similar concept in the text thereof; and

(iii)      As of such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable Credit Extension that would constitute an Event of Default or a Default.

(b)               Notices. Any Notice shall be executed by an Authorized Officer in a writing delivered to Administrative Agent. Neither Administrative Agent nor any Lender shall incur any liability to Company in acting upon any notice referred to above that Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized on behalf of Company or for otherwise acting in good faith.

(c)               Each request for a borrowing of a Loan for the account of Company hereunder shall constitute a representation and warranty by Company as of the applicable Credit Date that the conditions contained in Section 3.2(a) have been satisfied or will be satisfied upon the consummation of such Credit Extension, when applicable.

Section 4	REPRESENTATIONS AND WARRANTIES

In order to induce Agents and Lenders to enter into this Agreement and to make each Credit Extension to be made thereby, each Credit Party represents and warrants to each Agent and Lender, on the Closing Date and on each Credit Date in accordance with Section 3.2(a), that the following statements are true and correct:

4.1              Organization; Requisite Power and Authority; Qualification. Each of Company and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization as identified in Schedule 4.1(a), (b) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Credit Documents to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and could not be reasonably expected to have, a Material Adverse Effect.

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4.2              Capital Stock and Ownership. Except as set forth on Schedule 4.2, Capital Stock of each of Company and its Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable. Except as set forth on Schedule 4.2, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement to which Company or any of its Subsidiaries is a party requiring, and there is no membership interest or other Capital Stock of Company or any of its Subsidiaries outstanding that upon conversion or exchange would require, the issuance by Company or any of its Subsidiaries of any additional Capital Stock of Company or any of its Subsidiaries or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, additional Capital Stock of Company or any of its Subsidiaries. Schedule 4.2 correctly sets forth the ownership interest of each of the Company’s Subsidiaries and their respective Subsidiaries as of the Closing Date.

4.3              Due Authorization. The execution, delivery and performance of the Credit Documents have been duly authorized by all necessary action on the part of each Credit Party that is a party thereto.

4.4              No Conflict. The execution, delivery and performance by the Credit Parties of the Credit Documents to which they are parties and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) violate any provision of any material Requirement of Law applicable to Company or any of its Subsidiaries, any of the Organizational Documents of Company or any of its Subsidiaries, or any order, judgment or decree of any court or other agency of government binding on Company or any of its Subsidiaries; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit or the triggering of any payment under any Material Contract or any other material Contractual Obligation of Company or any of its Subsidiaries; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of Company or any of its Subsidiaries (other than any Liens created under any of the Credit Documents in favor of Collateral Agent, for the benefit of Secured Parties); or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Material Contract or any other material Contractual Obligation of Company or any of its Subsidiaries, except for such approvals or consents that have been obtained on or before the Closing Date and have been disclosed in writing to Lenders.

4.5              Governmental Consents. The execution, delivery and performance by each of the Credit Parties of the Credit Documents to which they are parties and the consummation of the transactions contemplated by the Credit Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority except such that have been obtained or made and are in full force and effect and filings and recordings with respect to the Collateral to be made, or otherwise delivered to Requisite Lenders for filing and/or recordation, as of the Closing Date.

4.6              Binding Obligation. Each Credit Document required to be delivered hereunder has been duly executed and delivered by each Credit Party that is a party thereto and is the legally valid and binding obligation of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as may be limited by Debtor Relief Laws or by equitable principles relating to enforceability regardless of whether considered in a proceeding in equity or at law.

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4.7              Historical Financial Statements.

(a)               The Historical Financial Statements were prepared in conformity with IFRS and fairly present, in all material respects, the financial position, on a consolidated basis, of the Persons described in such financial statements as at the respective dates thereof and the results of operations and cash flows, on a consolidated basis, of the entities described therein for each of the periods as of the dates and for the periods to which they relate, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. As of the Closing Date, neither Company nor any of its Subsidiaries has any contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the Historical Financial Statements or the notes thereto and that in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) or prospects of Company and any of its Subsidiaries taken as a whole.

(b)               The Company is in compliance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, to the extent applicable.

4.8              [Reserved]

4.9              No Material Adverse Change. Since December 31, 2024 no event, circumstance or change has occurred that has caused or evidence, either in any case or in the aggregate, a Material Adverse Effect.

4.10          No Restricted Junior Payments. Neither Company nor any of its Subsidiaries has directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Junior Payment or agreed to do so except as permitted pursuant to Section 6.5.

4.11          Adverse Proceedings, Etc. There are no Adverse Proceedings that could reasonably be expected to result in a Material Adverse Effect. Neither Company nor any of its Subsidiaries (a) is in violation of any applicable Requirements of Law (including Environmental Laws) that could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that could reasonably be expected to result in a Material Adverse Effect.

4.12          Payment of Taxes. All tax returns and reports of Company and its Subsidiaries required to be filed by any of them have been timely filed, and all Taxes due and payable and all assessments, fees and other governmental charges upon Company and its Subsidiaries and upon their respective properties, assets, income, businesses and franchises that are due and payable have been paid when due and payable (other than any Taxes the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided on the books of Company and/or its applicable Subsidiary, as the case may be). There is no proposed tax assessment against Company or any of its Subsidiaries that is not being actively contested by Company or such Subsidiary in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with IFRS shall have been made or provided therefor.

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4.13          Properties.

(a)               Title. Each of Company and its Subsidiaries has (i) good, sufficient and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), (iii) valid licensed rights in (in the case of licensed interests in intellectual property), and (iv) good title to (in the case of all other personal property), all of their respective Material Real Estate Assets reflected in their respective Historical Financial Statements referred to in Section 4.7 and in the most recent financial statements delivered pursuant to Section 5.1, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business or as otherwise permitted under Section 6.9. Except for Permitted Liens, all such Material Real Estate Assets are free and clear of Liens.

(b)               Real Estate. As of the Closing Date, Schedule 4.13 contains a true, accurate and complete list of (i) all Material Real Estate Assets, including, in the case of owned Material Real Estate Assets, both registered and beneficial ownership thereof, and (ii) all leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) affecting each Material Real Estate Asset of any Credit Party, regardless of whether such Credit Party is the landlord or tenant (whether directly or as an assignee or successor in interest) under such lease, sublease or assignment. Each agreement listed in clause (ii) of the immediately preceding sentence is in full force and effect and Company does not have knowledge of any default that has occurred and is continuing thereunder, and each such agreement constitutes the legally valid and binding obligation of each applicable Credit Party, enforceable against such Credit Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles whether brought in a proceeding in equity or at law.

4.14          [Reserved]. .

4.15          No Defaults. Neither Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its material Contractual Obligations, and no condition exists that, with the giving of notice or the lapse of time or both, could constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect or liability of Company, any of its Subsidiaries or any of their respective Affiliates in excess of $1,000,000, individually, or $2,500,000, in the aggregate for all such defaults.

4.16          Material Contracts. Schedule 4.16 contains a true, correct and complete list of all the Material Contracts in effect on the Closing Date, and, together with any updates provided pursuant to Section 5.1(l), (a) all such Material Contracts are in full force and effect, (b) no defaults currently exist thereunder, (c) Company has not received any notice that such Material Contracts will be terminated or not renewed, and (d) each such Material Contract has not been amended, waived, or otherwise modified except as permitted under this Agreement.

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4.17          Governmental Regulation. Neither Company nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation that may limit its ability to incur Indebtedness or that may otherwise render all or any portion of the Obligations unenforceable. Neither Company nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.18          Federal Reserve Regulations; Exchange Act.

(a)               Neither Company nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock.

(b)               No portion of the proceeds of any Credit Extension has or will be used in any manner, whether directly or indirectly, that causes or could reasonably be expected to cause, such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors or any other regulation thereof or to violate the Exchange Act.

4.19          Employee Matters. Neither Company nor any of its Subsidiaries is engaged in any unfair labor practice that could reasonably be expected to result in a Material Adverse Effect during the term of this Agreement. There is (a) no unfair labor practice complaint pending against Company or any of its Subsidiaries, or to the best knowledge of Company, threatened against any of them before the National Labor Relations Board and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is pending against Company or any of its Subsidiaries or to the best knowledge of Company, threatened against any of them, (b) no strike or work stoppage in existence or threatened involving Company or any of its Subsidiaries, and (c) to the best knowledge of Company, no union representation existing with respect to the employees of Company or any of its Subsidiaries and, to the best knowledge of Company, no union organization activity that is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as is not reasonably likely to have a Material Adverse Effect. No Credit Party has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”) or any similar federal or state law that remains unpaid or unsatisfied and could reasonably be expected to result in a Material Adverse Effect.

4.20          Employee Benefit Plans. Company, each of its Subsidiaries and each of their respective ERISA Affiliates are in all material respects in compliance with all applicable provisions and requirements of ERISA and the Internal Revenue Code and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan, and have in all material respects performed all of their obligations under each Employee Benefit Plan. Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service indicating that such Employee Benefit Plan is so qualified, and nothing has occurred subsequent to the issuance of such determination letter that would cause such Employee Benefit Plan to lose its qualified status. No ERISA Event has occurred or is reasonably expected to occur. Except to the extent required under Section 4980B of the Internal Revenue Code or similar state laws, no Employee Benefit Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of Company, any of its Subsidiaries or any of their respective ERISA Affiliates, except as could not reasonably be expected to result in a Material Adverse Effect. Company, each of its Subsidiaries and each of their respective ERISA Affiliates have complied in all material respects with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan. No Credit Party nor any Subsidiary of any Credit Party sponsors, administers, contributes to, participates in, or has (or could reasonably be expected to have) any liabilities (actual, contingent or otherwise) under or in respect of any Canadian Defined Benefit Plan.

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4.21          Certain Fees. No broker’s or finder’s fee or commission will be payable with respect to the transactions contemplated by this Agreement or any of the other Credit Documents, except as payable to Agents and Lenders.

4.22          Solvency. Upon the consummation of the transactions on the Closing Date, the Credit Parties are and, upon the incurrence of any Credit Extension on any date on which this representation and warranty is made, will be, taken as a whole, Solvent.

4.23          Compliance with Statutes, Etc. Each of Company and its Subsidiaries is in compliance in all material respects with all Requirements of Law.

4.24          Disclosure(a). (a) No representation or warranty of any Credit Party contained in any Credit Document or in any other documents, certificates or written statements furnished to any Agent or Lender by or on behalf of Company or any of its Subsidiaries for use in connection with the transactions contemplated hereby, when taken as a whole, contains any untrue statement of a material fact or omits to state a material fact (known to Company, in the case of any document not furnished by either of them), as of the date on which such information is dated or certified, necessary in order to make the statements contained herein or therein not misleading in any material respect in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by Company to be reasonable at the time made, it being recognized by Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results. There are no facts known (or that should upon the reasonable exercise of diligence be known) to Company (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents, certificates and statements furnished to Lenders for use in connection with the transactions contemplated hereby.

(b)               As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.

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4.25          Sanctions; Anti-Corruption and Anti-Bribery Laws; Anti-Terrorism and Anti-Money Laundering Laws; Etc.

(a)               None of Company, any of its Subsidiaries, any Affiliate of any such Person, or any of their respective Directors, officers or, to the knowledge of any Credit Party, employees, agents, or advisors is a Sanctioned Person. Each of Company and its Subsidiaries and to the knowledge of any Credit Party, each of their respective Directors, officers and, , employees, when acting within the scope of their employment is in compliance with applicable (i) Sanctions, (ii) Anti-Corruption and Anti-Bribery Laws, or (iii) Anti-Terrorism and Anti-Money Laundering Laws. No part of the proceeds of any Credit Extension has or will be used, directly or to the knowledge of any Credit Party, indirectly, (A) for the purpose of financing any activities or business of or with any Sanctioned Person or in any Sanctioned Country that, at the time of the funding, was or is the subject of Sanctions , (B) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value to any Person in violation of applicable Anti-Corruption and Anti-Bribery Laws, or (C) otherwise in any manner that would result in a violation of applicable Sanctions, Anti-Terrorism and Anti-Money Laundering Laws, or Anti-Corruption and Anti-Bribery Laws by any party to this Agreement.

(b)               Company has established and currently maintains policies, procedures and controls that are reasonably designed (and otherwise comply with applicable law) to ensure that each of Company, its Subsidiaries, and each of their respective Directors, officers and employees, when acting within the scope of their employment, is and will continue to be in compliance with all applicable Sanctions, Anti-Terrorism and Anti-Money Laundering Laws, and Anti-Corruption and Anti-Bribery Laws.

(c)               Any provision of this Section 4.25 shall not apply to any Person if the giving of or compliance with any such provision would result in a breach of, or require that a notification be made, by or in respect of that Person, under any applicable Blocking Law.

4.26          Senior Indebtedness. The Obligations of each Credit Party, as applicable, constitute “Senior Indebtedness” or a term of similar import under and as defined in each definitive document governing the Subordinated Indebtedness. The Obligations guaranteed by each Guarantor hereunder, as applicable, constitute “Guarantor Senior Indebtedness” or a term of similar import under and as defined in each definitive document governing the Subordinated Indebtedness.

Section 5	AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that until Payment in Full of all Obligations, each Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 5.

5.1              Financial Statements and Other Reports. Unless otherwise provided below, Company will deliver to Administrative Agent and Lenders:

(a)               [Reserved];

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(b)               Quarterly Financial Statements. As soon as available, and in any event within sixty (60) days after the end of each Fiscal Quarter of each Fiscal Year (excluding the fourth Fiscal Quarter (for which Section 5.1(c) will apply) and any Fiscal Quarter ending prior to the Closing Date for which financial statements were not previously delivered commencing with the Fiscal Quarter ending September 30, 2025), the consolidated and consolidating balance sheets of Company and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated (and with respect to statements of income, consolidating) statements of income, stockholders’ equity and cash flows of Company and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the Financial Plan for the current Fiscal Year, all in reasonable detail and in form and substance satisfactory to the Requisite Lenders, together with a Financial Officer Certification and a Narrative Report with respect thereto;

(c)               Annual Financial Statements. As soon as available, and in any event within one hundred fifty (150) days after the end of each Fiscal Year (commencing with the Fiscal Year ending 2025), (i) the consolidated and consolidating balance sheets of Company and its Subsidiaries as at the end of such Fiscal Year and the related consolidated (and with respect to statements of income, consolidating) statements of income, stockholders’ equity and cash flows of Company and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year and the corresponding figures from the Financial Plan for the Fiscal Year covered by such financial statements, in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto; and (ii) with respect to such consolidated and consolidating financial statements a report thereon of Company’s current auditor or other independent certified public accountants of recognized regional or national standing selected by Company, and reasonably satisfactory to Requisite Lenders (which report and accompanying financial statements shall be unqualified as to going concern and scope of audit and shall not contain an emphasis of matter paragraph or like statement, and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with IFRS applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards) (such report shall also include (x) a detailed summary of any audit adjustments; (y) a reconciliation of any audit adjustments or reclassifications to the previously provided quarterly financials; and (z) restated quarterly financials for any impacted periods);

(d)               Compliance Certificate. Together with each delivery of financial statements of Company pursuant to Section 5.1(b) or (c), a duly executed and completed Compliance Certificate;

(e)               Statements of Reconciliation after Change in Accounting Principles. If, as a result of any change in accounting principles and policies from those used in the preparation of the Historical Financial Statements, the consolidated financial statements of Company and its Subsidiaries delivered pursuant to Section 5.1(b) or 5.1(c) will differ in any material respect from the consolidated financial statements that would have been delivered pursuant to such subdivisions had no such change in accounting principles and policies been made, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in form and substance reasonably satisfactory to Requisite Lenders;

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(f)                Notice of Default. Promptly and in any event within one day after any officer of Company obtaining knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice has been given to Company with respect thereto; (ii) that any Person has given any notice to Company or any of its Subsidiaries or taken any other action with respect to any event or condition set forth in Section 8.1(b); or (iii) of the occurrence of any event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, a certificate of an Authorized Officer specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action Company has taken, is taking and proposes to take with respect thereto;

(g)               Notice of Adverse Proceedings. Promptly and in any event within five (5) Business Days after any officer of Company obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding not previously disclosed in writing by Company to Lenders, or (ii) any development in any Adverse Proceeding that, in the case of either clause (i) or (ii) if adversely determined, could be reasonably expected to result in a Material Adverse Effect or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby, written notice thereof together with such other information as may be reasonably available to Company to enable Lenders and their counsel to evaluate such matters;

(h)               ERISA and Employment Matters. (i) Promptly and in any event within ten Business Days after becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Company, any of its Subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the U.S. Department of Labor or the PBGC with respect thereto; (ii) promptly and in any event within ten Business Days after the same is available to any Credit Party, copies of (A) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by Company, any of its Subsidiaries or any of their respective ERISA Affiliates with the Internal Revenue Service with respect to each Pension Plan; (B) all written notices received by Company, any of its Subsidiaries or any of their respective ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event; and (C) copies of such other documents or governmental reports or filings relating to any Pension Plan as Administrative Agent shall reasonably request on the written instruction of the Requisite Lenders, and (iii) promptly and in any event within one Business Day after any Credit Party sends notice of a plant closing or mass layoff (as defined in WARN) to employees, copies of each such notice sent by such Credit Party;

(i)                 Financial Plan. As soon as practicable and in any event no later than the date required to deliver financials pursuant to Section 5.1(c) above, a consolidated plan and financial forecast and updated model for such Fiscal Year (a “Financial Plan”), including (i) a forecasted consolidated balance sheet and forecasted consolidated statements of income and cash flows of Company and its Subsidiaries for such Fiscal Year and (ii) forecasted consolidated statements of income and cash flows of Company and its Subsidiaries for each month of such Fiscal Year, together, in each case, with an explanation of the assumptions on which such forecasts are based all in form and substance reasonably satisfactory to Requisite Lenders;

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(j)                 Reserved.

(k)               Reserved.

(l)                 Notice Regarding Material Contracts or Material Indebtedness. Promptly, and in any event within five (5) Business Days after (i)(A) any Material Contract of Company or any of its Subsidiaries is terminated or amended in a manner that is materially adverse to Company or such Subsidiary, as the case may be, or (B) any new Material Contract is entered into, or (ii) any officer of any Credit Party or any of its Subsidiaries obtaining knowledge (A) of any condition or event that constitutes a default or an event of default under any Material Contract or Material Indebtedness, (B) that any event, circumstance, or condition exists or has occurred that gives any counterparty to such Material Contract a termination or assignment right thereunder, or (C) that notice has been given to any Credit Party or any of its Subsidiaries asserting that any such condition or event has occurred, a certificate of an Authorized Officer of the applicable Credit Party specifying the nature and period of existence of such condition or event and, in the case of clause (i), including copies of such material amendments or new contracts, delivered to Administrative Agent (to the extent such delivery is permitted by the terms of any such Material Contract, provided, no such prohibition on delivery shall be effective if it were bargained for by Company or its applicable Subsidiary with the intent of avoiding compliance with this Section 5.1(l)) and, in the case of clause (ii), as applicable, explaining the nature of such claimed default or event of default, and including an explanation of any actions being taken or proposed to be taken by such Credit Party with respect thereto;

(m)             Environmental Notices, Reports and Audits. As soon as practicable and in any event within ten (10) Business Days following receipt thereof, copies of all environmental audits, reports, and notices with respect to Environmental Claims at any Facility or that relate to any Environmental Claims against Company or its Subsidiaries that, in any such case, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect;

(n)               Information Regarding Collateral. (a) Company will furnish to Collateral Agent prior written notice of any change (i) in any Credit Party’s corporate name, (ii) in any Credit Party’s identity or corporate structure, (iii) in any Credit Party’s jurisdiction of organization, incorporation or formation, or (iv) in any Credit Party’s Federal Taxpayer Identification Number or state organizational identification number. Company agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC, the PPSA or otherwise that are required in order for Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral as contemplated in the Collateral Documents. Company also agrees to promptly notify Collateral Agent if any material portion of the Collateral is lost, stolen, damaged or destroyed;

(o)               Annual Collateral Verification. Each year, at the time of delivery of annual financial statements with respect to the preceding Fiscal Year pursuant to Section 5.1(c), Company shall deliver to Collateral Agent a certificate of an Authorized Officer either (A) confirming that there has been no change in such information since the Closing Date or the date of the most recent certificate delivered pursuant to this Section 5.1(o) or (B) identifying such changes;

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(p)               KYC Documentation.

(i)           As soon as practicable and in any event within ten days following the Administrative Agent’s or any Lender’s request therefor after the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the PCMLTFA.

(ii)        As soon as practicable and in any event within five days following the Administrative Agent’s or any Lender’s request therefor after the Closing Date in connection with any Permitted Acquisition or change in ownership of any Credit Party, any Credit Party that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation shall deliver a Beneficial Ownership Certification in relation to such Credit Party.

(q)               Other Information. (A) Promptly and in any event within ten days of their becoming available and not contained in any information or documents previously delivered to Administrative Agent, copies of (i) all financial statements, reports, material notices and proxy statements sent or made available generally by Company to its Security holders acting in such capacity or by any Subsidiary of Company to its Security holders acting in such capacity and (ii) all press releases and other statements made available generally by Company or any of its Subsidiaries to the public concerning material developments in the business of Company or any of its Subsidiaries, and (B) promptly after any request, such other information and data with respect to Company or any of its Subsidiaries as from time to time may be reasonably requested by Administrative Agent or any Lender.

Notwithstanding the foregoing, the obligations in clauses (b), (c), (l), (n) and (q) of this Section 5.1 may be satisfied with respect to financial information of the Company and the Subsidiaries by filing (i) the Form 20-F, Form 40-F, 10-K, 10-Q, 6-K or 8-K, as applicable, of the Company with the Securities Exchange Commission, and (ii) the annual information form, annual financial statements, annual management's discussion and analysis, interim financial statements, interim management's discussion and analysis or material change reports, as applicable, of the Company on SEDAR+ or EDGAR.

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Documents required to be delivered pursuant to clauses (b), (c), (l) and (n) of this Section 5.1 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the earliest date on which (i) any Credit Party posts such documents, or provides a link thereto on the Company’s website and (ii) such financial statements and/or other documents are posted on EDGAR and on the Company's SEDAR+ profile at www.sedarplus.ca; provided, that, (A) the Company shall, at the request of the Administrative Agent, continue to deliver copies (which delivery may be by electronic transmission) of such documents to the Administrative Agent and (B) the Company shall notify (which notification may be by facsimile or electronic transmission) the Administrative Agent of the posting of any such documents on any website described in this paragraph. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

5.2              Existence. Except as otherwise permitted under Section 6.9, each Credit Party will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its existence, good standing and all rights and franchises, licenses and permits material to its business; provided, no Credit Party (other than Company with respect to its existence) or any of its Subsidiaries shall be required to preserve any such existence, right or franchise, licenses and permits if such Person’s Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to Lenders.

5.3              Payment of Taxes and Claims. Each Credit Party will, and will cause each of its Subsidiaries to, pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with IFRS shall have been made therefor, and (b) in the case of a Tax or claim that has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim.

5.4              Maintenance of Properties. Each Credit Party will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in the business of Company and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof; provided that nothing in this Section 5.4 shall prevent sales of property, consolidations, amalgamations or mergers by or involving Company or any of its Subsidiaries in accordance with Section 6.7 or Section 6.9.

5.5              Insurance. Company will maintain or cause to be maintained, with financially sound and reputable insurers, (i) business interruption insurance and directors and officers insurance reasonably satisfactory to Requisite Lenders, and (ii) such casualty insurance, public liability insurance, third party property damage insurance with respect to liabilities, losses or damage in respect of the assets, properties and businesses of Company and its Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. Without limiting the generality of the foregoing, Company will maintain or cause to be maintained (a) flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Program, in each case in compliance with any applicable regulations of the Board of Governors, and (b) replacement value casualty insurance on the Collateral under such policies of insurance, with such insurance companies, in such amounts, with such deductibles, and covering such risks as are at all times carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses. Each such policy of insurance shall (i) in the case of each liability insurance policy, name Collateral Agent and its successors and assigns, for the benefit of Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each casualty insurance policy, contain a lender loss payable clause or endorsement, satisfactory in form and substance to Collateral Agent, that names Collateral Agent and its successors and assigns, for the benefit of Secured Parties as the lender loss payee thereunder, and (iii) in each case, provide for at least thirty days’ prior written notice to Collateral Agent of any modification or cancellation of such policy.

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5.6              Books and Records; Inspections. Each Credit Party will, and will cause each of its Subsidiaries to, keep proper books of record and accounts in which full, true, and correct entries in conformity in all material respects with IFRS shall be made of all material dealings and transactions in relation to its business and activities. The Company and its Subsidiaries shall permit representatives and independent contractors of any Agent (or its designees) to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Company or such Subsidiary and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Company; provided that only the Administrative Agent acting upon the written instructions of the Lenders may exercise rights under this Section 4.22 and the Administrative Agent shall not exercise such rights more often than one (1) time during any calendar year and such time shall be at the Company or such Subsidiary’s expense; provided, further, that upon the occurrence and during the continuation of an Event of Default, the Administrative Agent (or any of its respective representatives or independent contractors), acting upon the written instructions the Lenders, may do any of the foregoing at the expense of the Company at any time during normal business hours and upon reasonable advance notice.

5.7              Lenders Meetings. Company will, upon the request of Administrative Agent or Requisite Lenders, participate in a meeting of Administrative Agent and Lenders once per Fiscal Quarter to be held at Company’s corporate offices (or at such other location as may be agreed to by Company and Administrative Agent or via a conference call or other teleconference) at such time as may be agreed to by Company and Administrative Agent.

5.8              Compliance with Laws. Each Credit Party will comply (a) and shall cause each of its Subsidiaries to comply with all Requirements of Law (it being understood, in the case of any laws, rules, regulations, and orders specifically referred to any other provision of this Agreement, the Credit Parties shall also be required to represent and/or comply with, as applicable, the express terms of such provision) except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect, and (b) with all Sanctions, Anti-Corruption and Anti-Bribery Laws, and Anti-Terrorism and Anti-Money Laundering Laws in accordance with Section 4.25(a). The Company shall maintain the policies and procedures described in Section 4.25(b). Any provision of this Section 5.8 shall not apply to any Person if the giving of or compliance with any such provision would result in a breach of, or require that a notification be made, by or in respect of that Person, under any applicable Blocking Law.

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5.9              Environmental. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Company shall, and shall cause each of its Subsidiaries to (a) comply, and take all reasonable actions to cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits, (b) obtain and renew all Environmental Permits necessary for its operations and properties and (c) in each case to the extent the Company and its Subsidiaries are required by Environmental Laws or a Governmental Authority, conduct any assessment, investigation, remedial or other corrective action necessary to address Hazardous Materials at any property or facility in accordance with applicable Environmental Laws.

5.10          Additional Guarantors. In the event that any Person becomes a Subsidiary of any Credit Party, such Credit Party shall, promptly (but in any event within forty-five (45) days) after such Person becoming a Subsidiary, (a) cause such Subsidiary to become a Guarantor hereunder and a Grantor under the applicable Collateral Documents, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates as are reasonably requested by Collateral Agent in connection therewith, including such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(b), 3.1(g), 3.1(i), and 3.1(l). With respect to each such Subsidiary, Company shall send to Administrative Agent prior written notice setting forth with respect to such Person (i) the date on which such Person is intended to become a Subsidiary of Company, and (ii) all of the data required to be set forth in Schedules 4.1 and 4.2 with respect to all Subsidiaries of Company; provided, such written notice shall be deemed to supplement Schedule 4.1 and 4.2 for all purposes hereof automatically upon such Person becoming a Subsidiary.

5.11          Additional Locations and Material Real Estate Assets.

(a)               Fee-Owned Real Estate Assets. In the event that any Credit Party acquires a fee-owned Material Real Estate Asset or a fee-owned Real Estate Asset owned on the Closing Date becomes a fee-owned Material Real Estate Asset and such interest has not otherwise been made subject to the Lien of the Collateral Documents in favor of Collateral Agent, for the benefit of Secured Parties, then such Credit Party shall promptly notify Collateral Agent thereof, and within ninety days after acquiring or leasing such fee-owned Material Real Estate Asset, or within ninety (90) days after any Real Estate Asset owned or leased on the Closing Date becomes a fee-owned Material Real Estate Asset (or at such later time as is approved by Collateral Agent upon the written instruction of the Requisite Lenders), shall take all such actions and execute and deliver, or cause to be executed and delivered, all such Mortgaged Real Estate Documents or amendments thereto, as applicable, with respect to each such fee-owned Material Real Estate Asset that Collateral Agent, acting upon the written instruction of the Requisite Lenders, shall reasonably request to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid and, subject to any filing and/or recording referred to herein, perfected First Priority Lien in such fee-owned Material Real Estate Asset.

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(b)               Appraisals. In addition to the foregoing, Company shall, at the request of Collateral Agent, deliver, from time to time, to Collateral Agent such appraisals as are required by law or regulation of Real Estate Assets with respect to which Collateral Agent has been granted a Mortgage.

(c)               Other New Locations. In the event that any Credit Party leases a new location or enters into an arrangement with a third party for physical or electronic storage of any books and records are held at such location or such leased location is used to store Collateral with a value in excess of $500,000, such Credit Party shall promptly commence using its commercially reasonable efforts to obtain a Landlord Collateral Access Agreement or a similar instrument executed by the relevant lessor or other counterparty in favor of Collateral Agent for the benefit of the Secured Parties with respect to such location upon entering into such lease or other arrangements.

5.12          Further Assurances. At any time or from time to time upon the request of Administrative Agent, each Credit Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as Administrative Agent or Collateral Agent may reasonably request in order to effect fully the purposes of the Credit Documents or to perfect, achieve better perfection of, or renew the rights of Collateral Agent for the benefit of Secured Parties with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds thereof or with respect to any other property or assets hereafter acquired by Company or any Subsidiary that may be deemed to be part of the Collateral). In furtherance and not in limitation of the foregoing, each Credit Party shall take such actions as Administrative Agent or Collateral Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by a First Priority Lien on substantially all of the assets of Company and its Subsidiaries and all of the outstanding Capital Stock of Company and each of its Subsidiaries.

5.13          Post-Closing Matters. Each Credit Party shall, and shall cause each of its Subsidiaries to, as applicable, satisfy the requirements set forth below on or before the respective date specified for each such requirement or such later date as is agreed to by Administrative Agent acting upon the written instruction of the Requisite Lenders.

(a)               Within 60 days following the Closing Date, the Company shall have delivered to the Administrative Agent evidence that each Credit Party shall have used its commercially reasonable efforts to obtain a Landlord Collateral Access Agreement for each Leasehold Property, executed by the landlord of such Leasehold Property and by the applicable Credit Party, in each case, in form and substance satisfactory to the Requisite Lenders.

(b)               Within 60 days following the Closing Date, the Company shall have complied with the requirements set forth in the last sentence of Section 5.5.

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(c)               Within 60 days following the Closing Date, the Company shall have delivered Control Agreements in form and substance satisfactory to the Requisite Lenders for each account set forth on Schedule 6.21 other than Excluded Accounts.

Section 6	NEGATIVE COVENANTS

Each Credit Party covenants and agrees that until Payment in Full of all Obligations, such Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 6.

6.1              Indebtedness. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(a)               the Obligations;

(b)               Indebtedness of any Guarantor Subsidiary to Company or to any other Guarantor Subsidiary, or of Company to any Guarantor Subsidiary or otherwise among the Credit Parties; provided, (i) all such Indebtedness shall be evidenced by the Intercompany Note and Subordination, and shall be subject to a First Priority Lien pursuant to the U.S. Security Agreement, (ii) all such Indebtedness shall be unsecured and subordinated in right of payment to the Payment in Full of all Obligations pursuant to the terms of the Intercompany Note and Subordination, and (iii) any payment by any such Guarantor Subsidiary under any guaranty of the Obligations shall result in a pro rata reduction of the amount of any Indebtedness owed by such Guarantor Subsidiary to Company or to any of its Subsidiaries for whose benefit such payment is made;

(c)               Subordinated Indebtedness so long as (i) no Default or Event of Default has occurred and is continuing or would be caused thereby, (ii) to the extent such Subordinated Indebtedness is secured it must be secured only as permitted under Section 6.2(l), (iii) no principal or portion of any such Subordinated Indebtedness may be paid, purchased or redeemed prior to the date that is 91 days following the Maturity Date and (iv) after giving pro forma effect to the incurrence of such Subordinated Indebtedness, the Company shall be in compliance with a Fixed Charge Coverage Ratio of 2.00:1.00 as certified by an officer of the Company in writing with reasonable detail of the calculations of Fixed Charge Coverage Ratio;

(d)               Unsecured Indebtedness incurred by Company or any of its Subsidiaries in the ordinary course of business and providing indemnification, deferred purchase price, non-cash earn-outs, cash earn-outs, purchase price adjustments and other similar obligations, in each case, incurred or assumed in connection with the acquisition or Disposition of any business, assets or Capital Stock of the Company or any of its Subsidiaries, other than, in the case of any such Disposition by the Company or any of its Subsidiaries, guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock;

(e)               Indebtedness that may be deemed to exist pursuant to any performance, surety, appeal or similar bonds or statutory obligations incurred in the ordinary course of business, and guarantee obligations in respect of any such Indebtedness;

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(f)                Indebtedness in respect of netting services, overdraft protections and other services provided in connection with deposit accounts in the ordinary course of business;

(g)               Indebtedness existing as of the Closing Date and listed on Schedule 6.1 but not any extensions, renewals or replacements of such Indebtedness except (i) renewals and extensions expressly provided for in the agreements evidencing any such Indebtedness as the same are in effect on the date of this Agreement, and (ii) refinancings and extensions of any such Indebtedness (other than the Convertible Notes and Bridge Notes) if the terms and conditions thereof are not less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced or extended; provided, such Indebtedness permitted under the immediately preceding clause (i) or (ii) above shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced, (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced, or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;

(h)               guaranties by Company of Indebtedness of a Guarantor Subsidiary or guaranties by a Subsidiary of Company of Indebtedness of Company or a Guarantor Subsidiary with respect, in each case, to Indebtedness otherwise permitted to be incurred pursuant to this Section 6.1; provided, that if the Indebtedness that is being guaranteed is unsecured and/or subordinate to the Obligations (in payment or Lien priority), then such guaranties shall also be unsecured and/or subordinated to the Obligations to the same extent as such guaranteed Indebtedness;

(i)                 to the extent constituting Indebtedness, judgments that do not constitute an Event of Default hereunder;

(j)                 Indebtedness in an aggregate amount not to exceed at any time $5,000,000 consisting of (x) Capital Lease Obligations and (y) other purchase money Indebtedness; provided, in the case of clause (x), that any such Indebtedness shall be secured only by the asset subject to such Capital Lease, and, in the case of clause (y), that any such Indebtedness shall be secured only by the asset acquired in connection with the incurrence of such Indebtedness;

(k)               the incurrence by the Company and the Guarantors of obligations under the Royalty Agreements;

(l)                 hedging obligations that are incurred in the ordinary course of business and not for non-speculative purposes such as (a) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Agreement to be outstanding; (b) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (c) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(m)             the incurrence of contingent liabilities arising out of endorsements of checks, drafts and other similar instruments for deposit or collection in the ordinary course of business;

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(n)               the incurrence of Indebtedness in the ordinary course of business under any agreement between the Company or any of its Subsidiaries and any commercial bank or other financial institution relating to Treasury Management Arrangements;

(o)               Indebtedness among the Company and Guarantor Subsidiaries incurred in the ordinary course of business in connection with cash management arrangements;

(p)               unsecured Indebtedness owed to any Person providing property, casualty, liability or other insurance to the Company or any Guarantor, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, the premiums with respect to such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only for a period not exceeding twelve months;

(q)               reserved;

(r)                Indebtedness incurred by the Company or any of its Subsidiaries constituting Indebtedness incurred by the Company or any of its Subsidiaries constituting reimbursement obligations with respect to letters of credit, bankers acceptances and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit, bankers acceptances and bank guarantees relating to the purchase of inventory, and letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that any reimbursement obligations in respect thereof are reimbursed within 90 days following the due date thereof; provided, further, that this clause (r) shall not include any Indebtedness of the Company or any Guarantor in respect of such obligations of a Subsidiary that is not a Guarantor;

(s)                Indebtedness representing deferred compensation or similar obligation to employees of the Company or any Guarantor or any of their Subsidiaries or incurred in the ordinary course of business;

(t)                 Indebtedness consisting of Indebtedness issued by the Company or any Subsidiary or any direct or indirect parent company of the Company to future, current or former officers, directors, employees, consultants and independent contractors thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Capital Stock of the Company or any direct or indirect parent company of the Company to the extent described in Section 6.5(c);

(u)               customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(v)               Indebtedness in respect of an Permitted Acquisition permitted hereunder, which Indebtedness is existing at the time such Person becomes a Subsidiary of the Company or a Guarantor (other than Indebtedness incurred solely in contemplation of such Person’s becoming a Subsidiary of the Company or a Guarantor or for the purposes of circumventing the requirements of the Credit Documents); provided that any such Indebtedness shall not exceed the lesser of 25% of the cash purchase price of any such Acquisition or $10,000,000 at any time outstanding; provided further that any such Indebtedness shall not be secured by any assets other than the assets being acquired in connection with such Permitted Acquisition and may not be guaranteed by any Guarantor other than a Guarantor being acquired;

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(w)             the Permitted Working Capital Obligations pursuant to a Permitted Working Capital Intercreditor Agreement; or

(x)               Indebtedness pursuant to a Contribution Agreement and subject to a Permitted Working Capital Intercreditor Agreement, in an amount not to exceed at any time outstanding of the sum of (i) $15,000,000 less (ii) the amount of Permitted Working Capital Obligations in excess of $45,000,000.

(y)               Indebtedness in respect of reclamation or other bonding obligations required by Applicable Law or pursuant to the written directive of any relevant government authority in respect of the Refinery in an amount not to exceed $8,000,000.

For purposes of determining compliance with this Section 6.1, in the event that an item of proposed Indebtedness or Disqualified Capital Stock meets the criteria of more than one of the categories described above, the Company will be permitted to classify all or a portion of such item of Indebtedness or Disqualified Capital Stock on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness or Disqualified Capital Stock (based on circumstances existing on the date of such reclassification), in any manner that complies with this covenant. The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the amortization of debt discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the payment of interest in the form of additional shares of preferred Capital Stock or Disqualified Capital Stock, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of this covenant, provided, in each such case, that the amount of any such accrual, accretion or payment is included in fixed charges of the Company as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(i)           the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(ii)        the aggregate principal amount outstanding, in the case of Indebtedness issued with interest payable in kinds;

(iii)      the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(iv)       in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of: (x) the Fair Market Value of such assets at the date of determination; and (y) the amount of the Indebtedness of the other Person.

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For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 6.1, the maximum amount of Indebtedness that the Company may incur pursuant to this Section 6.1 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding anything to the contrary set forth herein, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur (as defined herein) any Indebtedness (including Acquired Debt), that is secured on a pari passu basis with the Obligations or higher in priority in right of payment to the Obligations, other than Indebtedness permitted pursuant to Section 6.1(j), (w) (which, for the avoidance of doubt, is only permitted to be pari passu in right of payment to the Obligations) and (x) (which, for the avoidance of doubt, is only permitted to be pari passu in right of payment to the Obligations).

6.2              Liens. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Company or any of its Subsidiaries, whether now owned or hereafter acquired, leased (as lessee), or licensed (as licensee), or any income, profits, or royalties therefrom, except:

(a)               Liens in favor of Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document;

(b)               Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto have been set aside in the applicable financial statements in accordance with IFRS;

(c)               Carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto have been set aside in the applicable financial statements in accordance with IFRS;

(d)               any ordinary course of business retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied;

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(e)               any Lien in relation to personal property (as defined in the Australian PPSA and to which the Australian PPSA applies) that is created or provided for by:

(i)           a transfer of an Account of Chattel Paper;

(ii)        a PPS Lease; or

(iii)      a Commercial Consignment,

(as each of those terms is defined in the Australian PPSA) that is not a security interest within the meaning of section 12(1) of the Australian PPSA;

(f)                any Lien in relation to the Royalty Agreements;

(g)               Pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws, other than any Lien imposed by ERISA or under the Pension Benefits Act (Ontario) or similar pension benefits standards legislation in another Canadian jurisdiction;

(h)               Deposits and liens to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds, letters of credit and other obligations of a like nature incurred in the ordinary course of business;

(i)                 Liens in respect of judgments that would not constitute an Event of Default hereunder and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in accordance with IFRS solely to the extent the holder of such Liens has not begun to utilize remedies against any of the assets of the Note Parties;

(j)                 survey exceptions, minor encumbrances, minor title deficiencies, covenants, conditions, rights of way, easements, reservations, licenses and other rights for services, utilities, sewers, electric lines, telegraph and telephone lines, oil and gas pipelines and other similar purposes, zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness, and that do not in the aggregate materially adversely affect the value of the properties encumbered or affected or materially impair their use in the operation of the business of the Company or any of a Guarantor;

(k)               reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real or immovable property, or interests therein, that do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(l)                 Liens existing as of the Issue Date listed on Schedule 6.2 and Liens to secure any Permitted Refinancing of the Indebtedness with respect thereto; provided that such new Lien shall have the same Lien priority as the original Lien and be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof);

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(m)             Liens on fixed or capital assets of the Company or any Guarantor which secure Indebtedness permitted under Section 6.1(d) so long as (i) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition, (ii) the Indebtedness secured thereby does not exceed the cost of acquisition of the applicable assets, and (iii) such Liens shall attach only to the assets acquired, improved or refinanced with such Indebtedness and shall not extend to any other property or assets of the Company, any Guarantor, and any Subsidiary;

(n)               Liens securing the Permitted Working Capital Obligations subject to a Permitted Working Capital Intercreditor Agreement;

(o)               Landlords’ and lessors’ customary Liens in respect of rent not in default that arise in the ordinary course of business;

(p)               Possessory Liens in favor of brokers and dealers arising in connection with the acquisition or Disposition of Investments owned as of the Issue Date and other permitted Investments, provided that such liens (a) attach only to such Investments and (b) secure only obligations incurred in the ordinary course and arising in connection with the acquisition or Disposition of such Investments and not any obligation in connection with margin financing;

(q)               customary Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, Liens in favor of securities intermediaries, rights of setoff or similar rights and remedies as to deposit accounts or securities accounts or other funds maintained with depository institutions or securities intermediaries in the ordinary course of business;

(r)                customary Liens arising from precautionary UCC or PPSA filings regarding “true” operating leases or, to the extent permitted under the Transaction Documents, the consignment of goods to the Company or any Guarantor;

(s)                Liens on property, assets or Capital Stock in a Person in existence at the time such property, assets or Capital Stock are acquired, or on such property, assets or Capital Stock are of a Subsidiary of the Company in existence at the time such Subsidiary is acquired; provided that (i) such Liens are not incurred in connection with or in anticipation of such acquisition and do not attach to any other property, assets or Capital Stock of the Company or a Subsidiary or any of its Subsidiaries, (ii) if any such Liens exist on assets of an entity that is or will be collateral, such Liens do not secure any Indebtedness for borrowed money and (iii) such Liens shall not be secured on the assets or property of any other Note Party or any of its Subsidiaries;

(t)                 Liens on earnest money deposits made in connection with an agreement to purchase assets or Capital Stock of a Person, or in connection with an agreement to dispose of any property in an Asset Sale not prohibited hereby;

(u)               ground leases in respect of real property on which facilities owned or leased by the Company or any of its Subsidiaries are located;

(v)               (i) leases or subleases granted by the Company or any of its Subsidiaries to other Persons not materially interfering with the conduct of the business of the Company or any Guarantor and not affecting the value of the Collateral in a manner that is material and adverse to the Holders and (ii) any customary interest or title of a lessor, sublessor or licensor under any Capital Lease Obligations;

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(w)             Liens in connection with any zoning, building, land use or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any or dimensions of real property or the structure thereon;

(x)               Liens in favor of customs and revenue authorities freight forwarder or handlers to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(y)               Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in the ordinary course of business and consistent with industry practice in respect of letters of credit or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(z)               Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(aa)            Liens on cash in respect of Reclamation Obligations required by Applicable Law or pursuant to the written directive of any relevant government authority or which secure letters of credit posted as security for such Reclamation Obligations; provided (a) cash subject to such Liens shall not exceed $1,500,000 in the aggregate, and (b) cash subject to such Liens shall not be included in determining the Book Cash Balance under Section 4.17;

(bb)           aboriginal interests and claims existing or imposed by operation of applicable law;

(cc)            Liens arising under (a) customary farm-in agreements, farm-out agreements, contracts for the sale, purchase, exchange, transportation, gathering or processing of minerals or ore, (b) declarations, orders and agreements, shareholder agreements, limited liability company agreements, partnership agreements, operating agreements, working interests, carried working interests, net profit interests, joint interest billing arrangements, participation agreements and (c) licenses, sublicenses and other agreements, in each case in the ordinary course of business;

(dd)           Liens on cash and cash equivalents in an amount not exceeding $100,000 at any particular time granted to the Company’s bankers as collateral security for Treasury Management Arrangements; and

(ee)            Liens securing Indebtedness permitted under Section 6.1(j)

(ff)              Liens securing Indebtedness permitted under Section 6.1(x) subject to a Permitted Working Capital Intercreditor Agreement.

The Company will not, and will not permit any of its Subsidiaries to, create, incur or assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their property or assets, now owned or hereafter acquired which Lien is secured on a pari passu basis with the Obligations or higher in priority to the Liens securing the Obligations other than Liens permitted pursuant to clause (k), (l), (n), (x), (z) and (ff) (which, for the avoidance of doubt, shall only be pari passu with the Liens securing the Obligations) of this Section 6.2 (and subject to the limitations set forth in such clauses.

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6.3              Equitable Lien. If any Credit Party or any of its Subsidiaries shall create or assume any Lien upon any of its properties or assets, whether now owned or hereafter acquired, other than Permitted Liens, it shall make or cause to be made effective provisions whereby the Obligations will be secured by such Lien equally and ratably with any and all other Indebtedness secured thereby as long as any such Indebtedness shall be so secured; provided, notwithstanding the foregoing, this covenant shall not be construed as a consent by Requisite Lenders to the creation or assumption of any such Lien not otherwise permitted hereby.

6.4              No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to an executed agreement with respect to a permitted Asset Sale and (b) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses or similar agreements, as the case may be) no Credit Party shall enter into or permit any of its Subsidiaries to enter into any agreement prohibiting, or triggering any requirement for equitable and ratable sharing of Liens or any similar obligations upon, the creation or assumption of any Lien upon any Credit Party’s properties or assets, whether now owned or hereafter acquired, to secure the Obligations.

6.5              Restricted Junior Payments. No Credit Party shall, nor shall it permit any of its Subsidiaries or Affiliates through any manner or means or through any other Person to, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment except that:

(a)               Any Subsidiary of Company may declare and pay dividends or make other distributions to Company, or any Credit Party that is a Wholly-Owned Guarantor Subsidiary;

(b)               the payment of any dividend or distribution or consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, if at the date of declaration or notice such payment would have complied with any provision of this Section 6.5; provided that the making of such payment will reduce capacity for Restricted Junior Payments pursuant such provisions when so made;

(c)               Any Credit Party may make payments to Company to permit Company, and the subsequent use of such payments by Company, to repurchase or redeem Capital Stock of Company held by officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of a Credit Party or any of its Subsidiaries, upon their death, disability, retirement, severance or termination of employment or service; provided that at the time of such Restricted Junior Payment and after giving effect thereto, (i) no Default or Event of Default shall exist or would result therefrom, (ii) the aggregate Restricted Junior Payments permitted under this Section 6.5(c) in any Fiscal Year shall not exceed $500,000; provided further, that such amount in any twelve-month period may be increased by an amount not to exceed:

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(i)           the cash proceeds from the Disposition of Capital Stock (other than Disqualified Stock) of the Company to officers, directors, employees or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the making of Restricted Junior Payments pursuant to this Section 6.5 plus

(ii)        the cash proceeds of key man life insurance policies received by the Company or any Subsidiary of the Company after the Closing Date; and in addition, cancellation of Indebtedness owing to the Company or any Subsidiary from any current or former officer, director or employee (or any permitted transferees thereof) of the Company or any Subsidiary of the Company in connection with a repurchase of Capital Stock of the Company or any Subsidiary of the Company from such Persons will not be deemed to constitute a Restricted Junior Payment for purposes of this Section 6.5 or any other provisions of this Agreement;

(d)               cashless repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represent a portion of the exercise, conversion or exchange price thereof;

(e)               any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of unsecured Indebtedness or Disqualified Capital Stock of the Company or any Subsidiary upon a Change of Control or Asset Sale to the extent required by this Agreement or other instrument pursuant to which such Disqualified Capital Stock was issued pursuant to a provision no more favorable, including purchase price, to the holders thereof than the provisions set forth under Section 4.10, as applicable, but in each case only if the Company or such Subsidiary has first complied with its payment and other obligation under Section 4.10 hereof, as applicable;

(f)                repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to a current or former director, officer, employee, manager or director of the Company or any of its Subsidiaries (or consultant or advisor or any spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees of any of the foregoing) solely to the extent necessary to pay for the taxes payable by such Person upon such grant or award (or upon the vesting thereof);

(g)               the making of any Restricted Junior Payment in exchange for, or out of or with the net cash proceeds from the substantially concurrent contribution to the Common Equity of the Company or from the substantially concurrent Disposition (other than to a Subsidiary of the Company) of, Capital Stock (other than Disqualified Stock) of the Company to the extent such proceeds are not otherwise applied;

(h)               to the extent constituting a Restricted Junior Payment, the making of cash payments pursuant to the terms of the Royalty Agreements;

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(i)                 to the extent constituting a Restricted Junior Payment, scheduled payments of Indebtedness under the Fed Nor Loan Agreement;

(j)                 any non-Wholly Owned Subsidiary of the Company may make Restricted Junior Payments (which may be in cash) to its shareholders, members or partners generally, so long as the Company or the Subsidiary which owns the Capital Stock in the Subsidiary making such Restricted Junior Payment receives at least its proportionate share thereof (based upon its relative holding of the Capital Stock in the Subsidiary making such Restricted Junior Payment and taking into account the relative preferences, if any, of the various classes of Capital Stock of such Subsidiary);

(k)               the payment of cash in lieu of the issuance of fractional shares of Capital Stock in connection with any dividend or split of, or upon exercise or conversion of warrants, options or other securities exercisable or convertible into, Capital Stock of the Company or in connection with the issuance of any dividend otherwise permitted to be made under this Section 6.5;

(l)                 payments on the Permitted Working Capital Obligations or payments of Indebtedness under the Contribution Agreements, in each case, in accordance with the Permitted Working Capital Intercreditor Agreement;

For purposes of determining compliance with this Section 6.5, if any Restricted Junior Payment (or portion thereof) would be permitted pursuant to one or more provisions described above, the Company may divide and classify such Restricted Junior Payment in any manner that complies with this covenant and may later divide and reclassify any such Restricted Junior Payment so long as the Restricted Junior Payment (as so divided and/or reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Notwithstanding anything in this Section 6.5 to the contrary, (A) no amount shall be permitted to be distributed by any Credit Party to pay, or otherwise in connection with, any Tax resulting from the cancellation or discharge of Indebtedness and (B) in no event shall any Restricted Junior Payment made pursuant to clauses (b) through (d) of this Section 6.5 be made in any form other than Cash.

Notwithstanding anything set forth herein (1) the Company shall not be permitted to make cash distributions to holders of its Capital Stock (including Common Stock and Preferred Stock) on account of such Capital Stock (including Common Stock and Preferred Stock), in each case, so long as the Obligations are outstanding and (2) in no event shall the distribution, as a dividend or otherwise, of (A) any Collateral (other than cash to the extent otherwise expressly permitted under Section 6.5), other than to the extent distributed to a Secured Guarantor, (B) the Capital Stock of any Guarantor be permitted under this Section 6.5, other than to the extent distributed to a Secured Guarantor, (C) dividends or distributions by the Company payable solely in Capital Stock (other than Disqualified Stock) of the Company or (D) dividends or distributions by a Subsidiary to the Company or another Subsidiary (and in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Capital Stock in such class or series of securities).

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6.6              Restrictions on Subsidiary Distributions. No Credit Party shall, nor shall it permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of Company to (a) pay dividends or make any other distributions on any of such Subsidiary’s Capital Stock owned by Company or any other Subsidiary of Company, (b) repay or prepay any Indebtedness owed by such Subsidiary to Company or any other Subsidiary of Company, (c) make loans or advances to Company or any other Subsidiary of Company, or (d) transfer any of its property or assets to Company or any other Subsidiary of Company, in each case, other than restrictions (i) in the Credit Documents, (ii) in agreements evidencing purchase money Indebtedness permitted by Section 6.1(j) that impose restrictions on the property so acquired, (iii) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business, and (iv) that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Capital Stock not otherwise prohibited under this Agreement.

6.7              Investments. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, make any Acquisition or make or own any Investment (including if made as an Acquisition) in any Person, including any Joint Venture, except:

(a)               Investments in Cash and Cash Equivalents;

(b)               equity Investments owned as of the Closing Date in any Subsidiary and Investments made after the Closing Date in any Wholly-Owned Guarantor Subsidiaries of Company;

(c)               Investments (i) in any Securities voluntarily accepted in satisfaction or partial satisfaction thereof from financially troubled account debtors, and (ii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of Company and its Subsidiaries;

(d)               intercompany loans to the extent permitted under Section 6.1(b);

(e)               Investments in Company or any of its Guarantor Subsidiaries for purposes of making Consolidated Capital Expenditures in respect of fixed assets directly owned by Company or any of its Guarantor Subsidiaries;

(f)                loans and advances to directors, officers, and employees of Company and its Subsidiaries (i) made in the ordinary course of business and described on Schedule 6.7, and (ii) any refinancings of such loans after the Closing Date, in each case, in an aggregate principal amount not to exceed $500,000 at any time outstanding;

(g)               Permitted Acquisitions;

(h)               Investments existing on the Closing Date and described in Schedule 6.7;

(i)                 Hedge Agreements permitted under Section 6.1(k) to the extent constituting Investments;

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(j)                 [Reserved];

(k)               leases of real or personal property in the ordinary course of business and in

(l)                 guarantees by any Credit Party or any Subsidiary constituting Indebtedness permitted by Section 6.1; provided, any such guarantee shall be subordinated to the Obligations to the same extent and on the same terms and conditions as the Indebtedness guaranteed has been subordinated to the Obligations;

(m)             guarantees in the ordinary course of business of obligations owed to landlords, suppliers, customers and licensees of any Credit Party;

(n)               Investments consisting of earnest money deposits required in connection with a Permitted Acquisition;

(o)               Investments received in connection with dispositions of assets to the extent permitted by Section 6.9 and Restricted Junior Payments to the extent permitted by Section 6.5;

(p)               additional Investments not otherwise permitted under this Agreement having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (p) that are at that time outstanding, not to exceed $1,000,000; and

(q)               Investments necessary to form or acquire a Non-U.S. Subsidiary to be used to purchase raw materials inventory so long as (i) no Default or Event of Default is continuing or would result therefrom, (ii) such Non-U.S. Subsidiary is joined to the Indenture as a Guarantor and if a Canadian Subsidiary or a U.S. Subsidiary, shall become a Grantor under the Canadian Security Agreement or the U.S. Security Agreement, as applicable, and (iii) such Investment, taken together with all other Investments made pursuant to this clause (q) that are at that time outstanding, shall not exceed $500,000;

Notwithstanding anything in this Section 6.7 to the contrary, (A) in no event shall any Credit Party make any Investment that results in or facilitates in any manner any Restricted Junior Payment not otherwise permitted under the terms of Section 6.5, and (B) in no event shall any Credit Party make any Investment in any Joint Venture or any Person that is not a Wholly-Owned Guarantor Subsidiary (including any such Investments consisting of intercompany loans or Permitted Acquisitions).

6.8              Financial Covenants.

(a)               Minimum Liquidity. Company shall not permit Consolidated Liquidity at any time to be less than the amounts specified below as of the correlative dates indicated.

Date	Minimum Liquidity
From the Closing Date through the Liquidity Reduction Date	$15,000,000
On and after the Liquidity Reduction Date	$2,000,000

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6.9              Fundamental Changes; Disposition of Assets. No Credit Party shall, nor shall it permit any of its Subsidiaries to, enter into any transaction of merger, amalgamation or consolidation (including through a plan of division), or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), consummate any Asset Sale, or Dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased (as lessee), or licensed (as licensee), except:

(a)               the Closing Date Transactions;

(b)               sales or other dispositions of assets that do not constitute Asset Sales;

(c)               Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets, property or Capital Stock issued or sold or otherwise disposed of; (ii) no Default or Event of Default shall have occurred and be continuing at the time of the consummation of such Asset Sale or would be caused thereby and (iii) at least 75% of the consideration received from such Asset Sale is, or will be when paid (in the case of milestones, royalties and other deferred payment obligations), in the form of cash or cash equivalents; provided that for purposes of this clause (b), any Designated Non-Cash Consideration received by the Company or such Subsidiary in respect of such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (b), not in excess of 25% of the consideration received from such Asset Sale at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash and (iv) applicable payments shall be made pursuant to Section 2.10(a) of this Agreement; and

(d)               disposals of used, surplus, obsolete or worn out property and the abandonment or other disposition of Intellectual Property that is, in the reasonable judgment of such Credit Party, no longer economically practicable to maintain or no longer useful in the conduct of the business of Company and its Subsidiaries taken as a whole.

Notwithstanding anything to the contrary contained in the Credit Documents, no Credit Party shall, nor shall it permit any of its Subsidiaries to, consummate any “Division” (as defined in Section 18-217 of the Delaware Limited Liability Company Act) or similar organizational change that may hereafter be permitted under any applicable statute.

6.10          Disposal of Subsidiary Interests. Except for any sale of all of its interests in the Capital Stock of any of its Subsidiaries in compliance with the provisions of Section 6.9, no Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, sell, assign, pledge or otherwise encumber or dispose of any Capital Stock of any of its Subsidiaries, except to another Credit Party (subject to the restrictions on such disposition otherwise imposed hereunder), or to qualify Directors if required by applicable law.

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6.11          Sales and Lease-Backs. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, that such Credit Party (a) has sold or transferred or is to sell or to transfer to any other Person (other than Company or any of its Subsidiaries), or (b) intends to use for substantially the same purpose as any other property that has been or is to be sold or transferred by such Credit Party to any Person (other than Company or any of its Subsidiaries) in connection with such lease.

6.12          Transactions with Affiliates. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Company; provided, however, that the Credit Parties and their Subsidiaries may enter into or permit to exist:

(a)               the Closing Date Transactions;

(b)               transactions involving aggregate consideration of less than or equal to $1,000,000

(c)               transactions that on terms that are not materially less favorable to the Company or the relevant Subsidiary, taken as a whole, than those that would have been obtained in a comparable arms-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company or any of its Subsidiaries;

(d)               the Company delivers to the Administrative Agent, with respect to any transaction or series of related transactions involving aggregate payments or consideration in excess of $2,500,000, a resolution of the Board of Directors accompanied by an Officers’ Certificate certifying that such transaction complies with this Section 6.12 and that such transaction has been approved by a majority of the disinterested members of the Board of Directors.

(c)               The following items will be deemed not to be a transaction with an Affiliate of the Company and, therefore, will not be subject to the provisions of Section 6.12:

(i)                 any consulting or employment agreement or compensation plan, stock option or stock ownership plan or reasonable and customary officer or director indemnification arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business for the benefit of directors, officers, employees and consultants of the Company or a Subsidiary and payments and transactions pursuant thereto;

(ii)              transactions between or among the Company and/or the Guarantors;

(iii)            transactions with a Person that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, Capital Stock in, or controls, such Person (and no other Affiliate of the Company owns any interest in such Person except through the Company);

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(iv)             payment of reasonable fees and reimbursement of expenses of directors, officer and employees of the Company or any of its Subsidiaries;

(v)               any transaction in which the only consideration paid by the Company or any Subsidiary consists of Capital Stock (other than Disqualified Stock) of the Company or any contribution of capital to the Company;

(vi)             Restricted Junior Payments that do not violate the provisions of Section 6.4 of this Agreement;

(vii)          transactions pursuant to agreements or arrangements as in effect on the Closing Date, or any amendment, modification, or supplement thereto or replacement thereof (so long as such agreement or arrangement, as so amended, modified or supplemented or replaced, is not materially more disadvantageous, taken as a whole, than such agreement or arrangement as in effect on the Closing Date, as determined in good faith by the Company);

(viii)        purchases or sales of goods and/or services with customers, suppliers, sales agents or sellers of goods and services in the ordinary course of business on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained at the time in a comparable transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company;

(ix)             if such transaction is with an Affiliate in its capacity as a holder of Indebtedness of the Company or any Subsidiary, a transaction in which such Affiliate is treated no more favorably than the other holders of Indebtedness of the Company or such Subsidiary;

(x)               transactions in the ordinary course of business between the Company or a Subsidiary with any Joint Venture; provided that all the outstanding ownership interests of such Joint Venture are owned only by the Company, its Subsidiaries and Persons that are not Affiliates of the Company (other than by virtue of such joint venture arrangement);

(xi)             any Investment of the Company or any of its Subsidiaries existing on the Closing Date listed on Schedule 6.12 hereto, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date;

(xii)          the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business or transactions undertaken in good faith for the purpose of improving the consolidated tax efficiency of the Company or any Subsidiary and not for the purpose of circumventing any provision of this Agreement;

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(xiii)        to the extent permitted under this Agreement any merger, amalgamation, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purpose of (a) forming or collapsing a holding company structure or (b) reincorporating the Company in a new jurisdiction;

(xiv)         entering into one or more agreements that provide registration rights to the security holders of the Company or any direct or indirect parent of the Company or amending such agreement with security holders of the Company or any direct or any indirect parent of the Company and the performance of such agreements on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained at the time in a comparable transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company and that have been approved by the Board of Directors of the Company;

(xv)           customary and reasonable fees, indemnities and reimbursements may be paid to non-officer directors of the Company and its Subsidiaries

6.13          Conduct of Business. From and after the Closing Date, no Credit Party shall, nor shall it permit any of its Subsidiaries to, engage in (i) any business other than (A) the businesses engaged in by such Credit Party on the Closing Date and business ancillary and substantially related thereto, and (B) such other lines of business as may be consented to by Requisite Lenders, or (ii) any business or activities that are in violation of Section 4.25(a).

6.14          Amendments or Waivers with Respect to Certain Indebtedness. Except to the extent expressly permitted under the terms of the corresponding Subordination Agreement, no Credit Party shall, nor shall it permit any of its Subsidiaries to, amend or otherwise change the terms of any Subordinated Indebtedness or make any payment consistent with an amendment thereof or change thereto, if the effect of such amendment or change is to increase the interest rate on such Indebtedness, increase the principal amount thereof, change (to earlier dates) any dates upon which payments of principal or interest are due thereon, change any event of default or condition to an event of default with respect thereto (other than to eliminate any such event of default or increase any grace period related thereto), change the redemption, prepayment or defeasance provisions thereof, change the subordination provisions thereof (or of any guaranty thereof), or if the effect of such amendment or change, together with all other amendments or changes made, is to increase materially the obligations of the obligor thereunder or to confer any additional rights on the holders thereof (or a trustee or other representative on their behalf) that would be adverse to any Credit Party or the Lenders.

6.15          Fiscal Year; Accounting Policies. No Credit Party shall, nor shall it permit any of its Subsidiaries to change its Fiscal Year-end from December 31 or make any change in its accounting policies that is not required under IFRS.

6.16          Deposit Accounts and Securities Accounts. No Credit Party will establish or maintain a Deposit Account or a Securities Account that is not a Controlled Account, deposit any funds or proceeds in a Deposit Account that is not a Controlled Account or deposit, acquire, or otherwise carry any security entitlement or commodity contract in a Securities Account that is not a Controlled Account; provided, that, the foregoing shall not apply to Excluded Accounts.

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6.17          Amendments to Certain Documents and Agreements. No Credit Party shall (a) amend or permit any amendments to any Credit Party’s or any of its Subsidiaries’ Organizational Documents; (b) amend, terminate, or waive or permit any amendment, termination, or waiver of any provision of, any Material Contract, or Material Indebtedness if such amendment, termination, or waiver would be adverse to Administrative Agent or the Lenders; in each case, other than amendments, modifications and waivers not materially adverse to the interests of Administrative Agent or any Lender.

6.18          Use of Proceeds. No Credit Party shall use the proceeds of any Term Loans except as set forth in Section 2.3.

6.19          Sweep Agreements. No Credit Party shall, nor shall it permit any other Credit Party, to maintain or establish any new bank accounts in the United States or Canada other than the bank accounts set forth on Schedule 6.21 except with respect to Excluded Accounts, unless Agent, the applicable Credit Party and the bank at which the account is to be opened enter into a tri-party account control agreement regarding such bank account pursuant to which such bank acknowledges the security interest and control of Agent in such bank account and agrees to limit its set-off rights, all on terms reasonably satisfactory to Agent (a “Control Agreement”).

6.20          Canadian Defined Benefit Plans. No Credit Party nor any Subsidiary of any Credit Party shall sponsor, administer, contribute to, participate in, or assume any liabilities (actual, contingent or otherwise) under or in respect of any Canadian Defined Benefit Plan.

Section 7	GUARANTY

7.1              Guaranty of the Obligations. Subject to the provisions of Section 7.2 and any limitations set forth in the definition of the term Guarantor, Guarantors jointly and severally hereby irrevocably and unconditionally guaranty to Administrative Agent for the ratable benefit of Beneficiaries the due and punctual Payment in Full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any other Debtor Relief Law) (collectively, the “Guaranteed Obligations”).

7.2              Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor, to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by, (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state law or Canadian law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

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7.3              Payment by Guarantors. Subject to Section 7.2, Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right that any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of Company to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any other Debtor Relief Law), Guarantors will upon demand pay, or cause to be paid, in Cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest that, but for Company’s becoming the subject of a case under the Bankruptcy Code or any other Debtor Relief Law, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Company for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to Beneficiaries as aforesaid.

7.4              Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance that constitutes a legal or equitable discharge of a guarantor or surety other than Payment in Full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

(a)               this Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

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(b)               Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Company and any Beneficiary with respect to the existence of such Event of Default;

(c)               the obligations of each Guarantor hereunder are independent of the obligations of Company and the obligations of any other guarantor (including any other Guarantor) of the obligations of Company, and a separate action or actions may be brought and prosecuted against such Guarantor whether or not any action is brought against Company or any of such other guarantors and whether or not Company is joined in any such action or actions;

(d)               payment by any Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the Guaranteed Obligations that has not been paid. Without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the Guaranteed Obligations;

(e)               any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Credit Party or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents; and

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(f)                this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than Payment in Full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to depart from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of Company or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral that secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims that Company may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, that may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.

7.5              Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against Company, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Company, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of Company or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Company or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Company or any other Guarantor from any cause other than Payment in Full of all Obligations; (c) any defense based upon any statute or rule of law that provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior that amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, that are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Company and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law that limit the liability of or exonerate guarantors or sureties (other than the defense of Payment in Full of all Obligations), or that may conflict with the terms hereof.

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7.6              Guarantors’ Rights of Subrogation, Contribution, Etc. Until the Guaranteed Obligations shall have been Paid in Full, each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against Company or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against any other Credit Party with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against any other Credit Party, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations shall have been Paid in Full, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against Company or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against any Credit Party, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations shall not have been Paid in Full, such amount shall be held in trust for Administrative Agent for the benefit of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

7.7              Subordination of Other Obligations. Any Indebtedness of Company or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the Guaranteed Obligations, and any Distribution collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Administrative Agent for the benefit of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof. For purposes of this Section 7.7, “Distribution” means, with respect to any Indebtedness subordinated pursuant to this Section 7.7, (a) any payment or distribution by any Person of cash, securities or other property, by set-off or otherwise, on account of such Indebtedness, (b) any redemption of or purchase or other acquisition of such Indebtedness from the Obligee Guarantor by any other Person, and (c) the granting of any lien or security interest to or for the benefit of the Obligee Guarantor or any other Person in or upon any property of any Person to secure such Indebtedness.

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7.8              Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations shall have been Paid in Full. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.

7.9              Authority of Guarantors or Company. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or Company or the officers, Directors or any agents acting or purporting to act on behalf of any of them.

7.10          Financial Condition of Company. Any Credit Extension may be made to Company or continued from time to time without notice to or authorization from any Guarantor regardless of the financial or other condition of Company at the time of any such grant or continuation. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of Company. Each Guarantor has adequate means to obtain information from Company on a continuing basis concerning the financial condition of Company and its ability to perform its obligations under the Credit Documents, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of Company and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of Company now known or hereafter known by any Beneficiary.

7.11          Bankruptcy, Etc.

(a)               So long as any Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against Company or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Company or any other Guarantor or by any defense that Company or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b)               Each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations that accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the Guaranteed Obligations that are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order that may relieve any Credit Party of any portion of such Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar Person to pay Administrative Agent, or allow the claim of Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

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(c)               In the event that all or any portion of the Guaranteed Obligations are paid by any Credit Party, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.

7.12          Discharge of Guaranty Upon Sale of Guarantor. If all of the Capital Stock of any Guarantor or any of its successors in interest hereunder shall be sold or otherwise disposed of (including by merger, amalgamation or consolidation) in accordance with the terms and conditions hereof, the Guaranty of such Guarantor or such successor in interest, as the case may be, hereunder shall automatically be discharged and released without any further action by any Beneficiary or any other Person effective as of the time of such Asset Sale (provided that Administrative Agent and Collateral Agent may, after receipt of a written certificate of a Chief Financial Officer of Company certifying that such transaction is permitted pursuant to the Credit Documents, execute and deliver any documentation reasonably requested by Company in writing to further evidence or reflect any such release, all at the expense of Company).

7.13          Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by any other Credit Party hereunder to honor all of such Credit Party’s obligations under this Guaranty in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 7.13 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.13, or otherwise under this Guaranty, as it relates to such Credit Party, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 7.13 shall remain in full force and effect until the Guaranteed Obligations shall have been Paid in Full. Each Qualified ECP Guarantor intends that this Section 7.13 constitute, and this Section 7.13 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Credit Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

Section 8	EVENTS OF DEFAULT

8.1              Events of Default. If any one or more of the following conditions or events shall occur:

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(a)               Failure to Make Payments When Due. Failure by Company to pay (i) the principal of and premium, if any, on any Loan whether at stated maturity, by acceleration or otherwise or (ii) when due any installment of principal of any Loan, by notice of voluntary prepayment, by mandatory prepayment or otherwise. Failure by Company to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in subsection (i) and (ii) of this subsection 8.1(a)) due under any Credit Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five (5) Business Days;

(b)               Default in Other Agreements. (i) Failure of any Credit Party or any of their respective Subsidiaries to pay when due any principal of or interest on or any other amount, including any payment in settlement, payable in respect of one or more items of Material Indebtedness, in each case beyond the grace period, if any, provided therefor; or (ii) breach or default by any Credit Party or any of its Subsidiaries with respect to any other term of any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Material Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Material Indebtedness (or a trustee on behalf of such holder or holders), with or without the passage of time, to cause, that Material Indebtedness to become or be declared due and payable (or subject to a compulsory repurchase or other redemption) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be;

(c)               Breach of Certain Covenants. Failure of any Credit Party to perform or comply with any term or condition contained in Section 5.1(b), (c), (d) and (f), Section 5.2, Section 5.3, Section 5.6, Section 5.8, or Article VI;

(d)               Breach of Representations, etc. Any representation, warranty, certification or other statement made or deemed made by any Credit Party in any Credit Document or in any statement or certificate at any time given by any Credit Party or any of its Subsidiaries in writing pursuant hereto or thereto or in connection herewith or therewith shall be false or misleading in any material respect as of the date made or deemed made; provided that such materiality qualifier shall not apply to any representations and warranties to the extent already qualified or modified by materiality or similar concept in the text thereof;

(e)               Other Defaults Under Credit Documents. Any Credit Party shall default in the performance of or compliance with any term contained herein or any of the other Credit Documents, other than any such term referred to in any other paragraph of this Section 8.1 or consisting of a condition or status that is expressly required to exist or be satisfied at a specific time, and such term has not been fully and permanently performed or complied with within thirty (30) days after the earlier of (i) an officer of such Credit Party becoming aware of such default, or (ii) receipt by Company of notice from Administrative Agent or any Lender of such default;

(f)                Involuntary Bankruptcy; Appointment of Receiver, etc. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of Company or any of its Subsidiaries in an involuntary case under any Debtor Relief Law, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Company or any of its Subsidiaries under any Debtor Relief Law; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Company or any of its Subsidiaries, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of Company or any of its Subsidiaries for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Company or any of its Subsidiaries, and any such event described in this clause (ii) shall continue for sixty (60) days without having been dismissed, bonded or discharged;

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(g)               Voluntary Bankruptcy; Appointment of Receiver, Etc. (i) Company or any of its Subsidiaries shall have an order for relief entered with respect to it or shall commence a voluntary case under any Debtor Relief Law, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or Company or any of its Subsidiaries shall make any assignment for the benefit of creditors; or (ii) Company or any of its Subsidiaries shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the Board of Directors of Company or any of its Subsidiaries (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 8.1(f);

(h)               Judgments and Attachments. (i) Any money judgment, writ or warrant of attachment or similar process involving in excess of $3,000,000 (to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage), which judgment is not discharged or stayed within sixty (60) days after (A) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (B) the date on which all rights to appeal have been extinguished or (ii) a non-monetary final judgment or order that, either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect shall be entered or filed against Company or any of its Subsidiaries or any of their respective assets and shall remain unpaid, undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days (or in any event later than five days prior to the date of any proposed sale thereunder);

(i)                 Dissolution. Any order, judgment or decree shall be entered against any Credit Party or any of its Subsidiaries decreeing the dissolution or split up of such Credit Party or any of its Subsidiaries and such order shall remain undischarged or unstayed for a period in excess of thirty days;

(j)                 Employee Benefit Plans. (i) The occurrence of one or more ERISA Events that, individually or in the aggregate with all other ERISA Events, has resulted, or could reasonably be expected to result, in a Material Adverse Effect, and (ii) there exists any fact or circumstance that reasonably could be expected to result in the imposition of a Lien or security interest under Section 430(k) of the Internal Revenue Code or ERISA or a material violation of Section 436 of the Internal Revenue Code;

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(k)               Canadian Pension Plans. Any Credit Party or any Subsidiary of any Credit Party fails to make any contributions when due in respect of any Canadian Pension Plan or there exists any fact or circumstance that reasonably could be expected to result in the imposition of a Lien, priority, or security interest under federal or provincial pension standards legislation in Canada or under Canadian Insolvency Laws, in each case to the extent such failure would cause a Material Adverse Effect.

(l)                 Change of Control. A Change of Control shall occur;

(m)             Guaranties, Collateral Documents and other Credit Documents. At any time after the execution and delivery thereof, (i) the Guaranty for any reason, other than the Payment in Full of all Obligations, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void or any Guarantor shall repudiate its obligations thereunder, (ii) this Agreement or any Collateral Document ceases to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the Payment in Full of the Obligations in accordance with the terms hereof) or shall be declared null and void, or Collateral Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Collateral Agent or any Secured Party to take any action within its control, or (iii) any Credit Party shall contest the validity or enforceability of any Credit Document in writing or deny in writing that it has any further liability, including with respect to future advances by Lenders, under any Credit Document to which it is a party or shall contest the validity of or perfection of any Lien in any Collateral granted or purported to be granted pursuant to the Collateral Documents; or

(n)               Subordinated Indebtedness. Any series, class or type of Subordinated Indebtedness permitted hereunder or the guarantees thereof shall cease, for any reason, to be validly subordinated to the Obligations of the Credit Parties hereunder, as provided in the corresponding Subordination Agreement or the subordination terms of such Subordinated Indebtedness, if applicable, or as a result of any structural change thereto, or any Credit Party, any Affiliate of any Credit Party, or the holders of 25% or more of such series, class or type of such Subordinated Indebtedness shall so assert.

THEN, (1) upon the occurrence of any Event of Default described in Section 8.1(f) or 8.1(g), automatically, and (2) upon the occurrence of any other Event of Default, at the written request of Requisite Lenders, upon notice to Company by Administrative Agent, (A) the Commitments, if any, of each Lender having such Commitments; and (B) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by each Credit Party: (I) the unpaid principal amount of and accrued interest and premium on the Loans, and (II) all other Obligations. In addition to the foregoing rights and remedies, Administrative Agent may, at the written request of Requisite Lenders, cause Collateral Agent to enforce any and all Liens and security interests created pursuant to Collateral Documents; and Administrative Agent and Collateral Agent, at the written request of Requisite Lenders, may enforce any other rights and remedies available to it under any Credit Document or under applicable law.

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Section 9	AGENTS

9.1              Appointment of Agents. GLAS USA LLC is hereby appointed Administrative Agent and GLAS Trust Company LLC is hereby appointed as Collateral Agent or collateral trustee (as applicable) hereunder and under the other Credit Documents and each Lender hereby authorizes GLAS USA LLC, in such capacity, to act as Administrative Agent and GLAS Trust Company LLC, in such capacity, to act as Collateral Agent or collateral trustee (as applicable), each in accordance with the terms of this Agreement and the other Credit Documents. Each Agent hereby agrees to act in its capacity as such upon the express conditions contained in this Agreement and the other Credit Documents, as applicable. The provisions of this Section 9 are solely for the benefit of Agents and Lenders and no Credit Party shall have any rights as a third party beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Company or any of its Subsidiaries. It is understood and agreed that the use of the term “agent” in this Agreement or any other Credit Documents (or any other similar term) with reference to Administrative Agent, Collateral Agent or collateral trustee is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

9.2              Powers and Duties. Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies under this Agreement and the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. In the event that any obligations are permitted to be incurred and subordinated in right of payment to the Obligations hereunder and/or are permitted to be secured by Liens on all or a portion of the Collateral, each Lender authorizes Administrative Agent and Collateral Agent, as applicable, to enter into intercreditor agreements, subordination agreements and amendments to the Collateral Documents to reflect such arrangements on terms that are acceptable to Administrative Agent and Collateral Agent, in their respective sole discretion, as applicable. Each Agent shall have only those duties and responsibilities that are expressly specified in this Agreement and the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason of this Agreement or any of the other Credit Documents, a fiduciary relationship in respect of any Lender or any other Person; and nothing in this Agreement or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect of this Agreement or any of the other Credit Documents except as expressly set forth herein or therein. Administrative Agent and Collateral Agent shall not have any duty, responsibility or obligation to take any discretionary action or exercise discretionary powers and neither the Administrative Agent nor the Collateral Agent shall be required to take or omit to take any action that (i) such Agent in good faith believes exposes it to personal liability unless such Agent receives an indemnification satisfactory to it from the Lenders with respect to such action or (ii) such Agent reasonably believes is contrary to applicable law or any provision of this Agreement or the other Credit Documents. No permissive right of the Administrative Agent or the Collateral Agent under this Agreement or in the Credit Documents shall be construed as a duty of the Administrative Agent or the Collateral Agent, and the Administrative Agent or the Collateral Agent shall not be liable for any action taken or omitted to be taken in good faith and reasonably believed by it to be within its discretion or power conferred upon it by this Agreement, the Credit Documents or the written instruction of the Lenders. Without limiting the generality of the foregoing, neither Administrative Agent nor Collateral Agent shall be responsible for, or have any duty to verify, any calculation, determination or computation made by any Credit Party, Lender or other Person, including any calculation of principal, interest, fees or other amounts payable, or any financial covenant, test or ratio, or any allocation or distribution among Lenders. Money held by any Agent in trust hereunder need not be segregated from other funds except to the extent required by law. The Agents shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing.

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9.3              General Immunity.

(a)               No Responsibility for Certain Matters. No Agent shall be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency of this Agreement or any other Credit Document or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by any Agent to Lenders or by or on behalf of any Credit Party to any Agent or any Lender in connection with the Credit Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Credit Party or any other Person liable for the payment of any Obligations, nor shall any Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Credit Documents or as to the use of the proceeds of the Loans or as to the existence or possible existence of any Event of Default or Default or as to the value or sufficiency of any Collateral or as to the satisfaction of any condition set forth in Section 3 or elsewhere herein (other than confirm receipt of items expressly required to be delivered to such Agent) or to inspect the properties, books or records of Company or any of its Subsidiaries or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, Administrative Agent shall not have any liability arising from confirmations of the amount of outstanding Loans or the component amounts thereof.

(b)               Exculpatory Provisions. No Agent nor any of its officers, partners, Directors, employees or agents shall be liable to Lenders for any action taken or omitted by any Agent (i) under or in connection with any of the Credit Documents, or (ii) with the consent or at the request of the Requisite Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement), in each case except to the extent caused by such Agent’s gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. No Agent shall, except as expressly set forth in this Agreement or the other Credit Documents, have any duty to disclose or be liable for the failure to disclose, any information relating to Company or any of its Affiliates that is communicated to or obtained by such Agent or any of its Affiliates in any capacity. Each Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection with this Agreement or any of the other Credit Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until such Agent shall have received instructions in respect thereof from Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5) and, upon receipt of such instructions from Requisite Lenders (or such other Lenders, as the case may be), such Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions, including for the avoidance of doubt refraining from any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability, may be in violation of the automatic stay under any Debtor Relief Law. Without prejudice to the generality of the foregoing, (i) each Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication (including oral or telephonic communication), instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Company and its Subsidiaries), accountants, experts and other professional advisors selected by it and shall not be responsible for any misconduct on the part of any of them selected with due care; and (ii) no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or (where so instructed) refraining from acting under this Agreement or any of the other Credit Documents in accordance with the instructions of Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5).

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(c)               Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other Credit Document by or through any one or more sub-agents appointed by such Agent. Such appointing Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory, indemnification and other provisions of this Section 9.3 and of Section 9.6 shall apply to any Affiliates of any Agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as an Agent. All of the rights, benefits, and privileges (including the exculpatory and indemnification provisions) of this Section 9.3 and of Section 9.6 shall apply to any such sub-agent and to the Affiliates of any such sub-agent, and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates were named herein. Notwithstanding anything herein to the contrary, with respect to each sub-agent appointed by an Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory rights and rights to indemnification) and shall have all of the rights and benefits of a third party beneficiary of this Section 9, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against any or all of Credit Parties and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to the applicable Agent and not to any Credit Party, Lender or any other Person and no Credit Party, Lender or any other Person shall have any rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent. No Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that such Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

(d)               Notice of Default or Event of Default. No Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice describing such Default or Event of Default is given to such Agent by a Credit Party or a Lender. In the event that Administrative Agent shall receive such a notice, Administrative Agent will endeavor to give notice thereof to the Lenders; provided, that failure to give such notice shall not result in any liability on the part of Administrative Agent.

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9.4              Agents Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Loans, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as if it were not performing the duties and functions delegated to it hereunder, and the term “Lender” shall, unless the context clearly otherwise indicates, include each Agent in its individual capacity. Any Agent and its Affiliates may accept deposits from, lend money to, own securities of, and generally engage in any kind of banking, trust, financial advisory or other business with Company or any of its Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Company for services in connection herewith and otherwise without having to account for the same to Lenders. The Lenders acknowledge that pursuant to such activities, the Agents or their Affiliates may receive information regarding any Credit Party or any Affiliate of any Credit Party (including information that may be subject to confidentiality obligations in favor of such Credit Party or such Affiliate) and acknowledge that the Agents and their Affiliates shall be under no obligation to provide such information to them.

9.5              Lenders’ Representations, Warranties and Acknowledgment.

(a)               Each Lender expressly acknowledges that none of the Agents has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the Company or its Subsidiaries, shall be deemed to constitute any representation or any warranty by any Agent as to any matter. Each Lender represents and warrants that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own investigation of the financial condition and affairs of Company and its Subsidiaries in connection with Credit Extensions hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Company and its Subsidiaries. No Agent shall have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time thereafter, and no Agent shall have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.

(b)               Each Lender, by delivering its signature page to this Agreement or an Assignment Agreement and funding its Term Loan on the Closing Date or other applicable Credit Date, as the case may be, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by any Agent, Requisite Lenders or Lenders, as applicable on the Closing Date or as of such other applicable Credit Date.

(c)               Each Lender (i) represents and warrants that as of the Closing Date neither such Lender nor its Affiliates or Related Funds owns or controls (A) any trade obligations or Indebtedness of any Credit Party or any of their respective Subsidiaries or Affiliates or (B) any Capital Stock of any Credit Party or any of their respective Subsidiaries or Affiliates and (ii) covenants and agrees that from and after the Closing Date neither such Lender nor its Affiliates and Related Funds shall purchase (A) any trade obligations or Indebtedness of any Credit Party described in clause (c)(i)(A) above or (B) Capital Stock described in clause (c)(i)(B) above, in each case without the prior written consent of Administrative Agent.

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(d)               Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, to and for the benefit of, the Agents their respective Affiliates that at least one of the following is and will be true:

(i)           such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments;

(ii)        the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable and satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, and the conditions for exemptive relief thereunder have been satisfied in connection therewith;

(iii)      (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Section VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (f) of Section I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Section I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement; or

(iv)       such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its reasonable discretion, and such Lender.

(e)               In addition, if the immediately preceding clause (d)(i) is not applicable with respect to a Lender and if such Lender has not provided another representation, warranty and covenant as provided in the immediately preceding clause (d)(iv), then such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, to and for the benefit of the Agents and their respective Affiliates that none of the Agents or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by any Agent under this Agreement, any Credit Document or any documents related hereto or thereto).

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(f)                The Administrative Agent hereby informs the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Credit Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

9.6              Right to Indemnity. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify each Agent, their Affiliates and their respective officers, partners, directors, trustees, employees and agents of each Agent (each, an “Indemnitee Agent Party”), to the extent that such Indemnitee Agent Party shall not have been reimbursed by any Credit Party, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Indemnitee Agent Party in exercising its powers, rights and remedies or performing its duties hereunder or under the other Credit Documents or otherwise in its capacity as such Indemnitee Agent Party in any way relating to or arising out of this Agreement or the other Credit Documents, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory, or sole negligence of such INDEMNITEE Agent PARTY; provided, no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Indemnitee Agent Party’s gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final, non-appealable order, provided, further, that each Lender irrevocably agrees not to assert that any action taken by an Agent (including any exercise of discretion) in reliance on a certificate of a Lender or Credit Party (to the extent that a Credit Document expressly provides that such action is permitted or required to be taken by such Agent in reliance upon such certificate) is gross negligence, bad faith or willful misconduct. If any indemnity furnished to any Indemnitee Agent Party for any purpose shall, in the opinion of such Indemnitee Agent Party, be insufficient or become impaired, such Indemnitee Agent Party may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Indemnitee Agent Party against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s Pro Rata Share thereof. Without limiting the foregoing, each Lender agrees to reimburse each Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable fees, expenses and disbursements of legal counsel) incurred by such Agent in connection with the preparation, execution, delivery, administration, modification, amendment, perfection, attachment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of, its rights or responsibilities under the Credit Documents, to the extent such Agent is not reimbursed for such expenses by any Credit Party.

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9.7              Erroneous Payments.

(a)               If Administrative Agent (x) notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender or other recipient, a “Payment Recipient”) that Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Administrative Agent) received by such Payment Recipient from Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Administrative Agent pending its return or repayment as contemplated below in this Section 9.7 and held in trust for the benefit of Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)               Without limiting immediately preceding clause (a), each Lender or any Person who has received funds on behalf of a Lender (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Administrative Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

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(i)           it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)        such Lender shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Administrative Agent pursuant to this Section 9.7(b).

For the avoidance of doubt, the failure to deliver a notice to Administrative Agent pursuant to this Section 9.7(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 9.7(a) or on whether or not an Erroneous Payment has been made.

(c)               Each Lender hereby authorizes Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Credit Document, or otherwise payable or distributable by Administrative Agent to such Lender under any Credit Document with respect to any payment of principal, interest, fees or other amounts, against any amount that Administrative Agent has demanded to be returned under immediately preceding clause (a).

(d)               (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by Administrative Agent in such instance)), and is hereby (together with the Company) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to the Platform as to which Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any promissory notes, if any are requested, evidencing such Loans to the Company or Administrative Agent (but the failure of such Person to deliver any such promissory notes shall not affect the effectiveness of the foregoing assignment), (B) Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) Administrative Agent and the Company shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

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(ii)        Subject to Section 10.6 (but excluding, in all events, any assignment consent or approval requirements (whether from the Company or otherwise)), Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by Administrative Agent) and (y) may, in the sole discretion of Administrative Agent, be reduced by any amount specified by Administrative Agent in writing to the applicable Lender from time to time.

(e)               The parties hereto agree that (x) irrespective of whether Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender) under the Credit Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Credit Parties’ Obligations under the Credit Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of the Loans that have been assigned to Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Company or any other Credit Party; provided that this Section 9.7 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Company relative to the amount (or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Administrative Agent from, or on behalf of (including through the exercise of remedies under any Credit Document), the Company for the purpose of a payment on the Obligations.

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(f)                To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)               Each party’s obligations, agreements and waivers under this Section 9.7 shall survive the resignation or replacement of Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the applicable Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

9.8              Successor Administrative Agent and Collateral Agent.

(a)               Administrative Agent may resign at any time by giving thirty days’ prior written notice thereof to Lenders and Company. Administrative Agent shall have the right to appoint a financial institution to act as successor Administrative Agent hereunder in such notice, subject to the reasonable satisfaction of Company and the Requisite Lenders, and Administrative Agent’s resignation shall become effective on the earliest of (i) thirty days after delivery of the notice of resignation (regardless of whether a successor has been appointed or not), (ii) the acceptance of such successor Administrative Agent by Company and the Requisite Lenders or (iii) such other date, if any, agreed to by the Requisite Lenders. Upon any such notice of resignation, if a successor Administrative Agent has not already been appointed by the resigning Administrative Agent, then the Requisite Lenders shall have the right, upon five Business Days’ notice to Company, to appoint a successor Administrative Agent and Collateral Agent. If neither the Requisite Lenders nor Administrative Agent have appointed a successor Administrative Agent, then the Requisite Lenders shall be deemed to have succeeded to and become vested with all the rights, powers, privileges and duties of the resigning Administrative Agent automatically upon the effectiveness of such resignation; provided that, until a successor Administrative Agent is so appointed by the Requisite Lenders or Administrative Agent, any collateral security held by Administrative Agent in its role as Collateral Agent on behalf of the Lenders under any of the Credit Documents shall continue to be held by the resigning Collateral Agent as nominee until such time as a successor Collateral Agent is appointed. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning Administrative Agent and the resigning Administrative Agent shall promptly (i) transfer to such successor Administrative Agent all sums, Securities and other items of Collateral held under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Administrative Agent under the Credit Documents, and (ii) execute and deliver to such successor Administrative Agent such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Administrative Agent of the security interests created under the Collateral Documents, whereupon such resigning Administrative Agent shall be discharged from its duties and obligations hereunder. Except as provided above, any resignation of GLAS USA LLC or its successor as Administrative Agent pursuant to this Section 9.8 shall also constitute the resignation of GLAS Trust Company LLC or its successor as Collateral Agent. After any resigning Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder or during any transition period. Any successor Administrative Agent appointed pursuant to this Section 9.8 shall, automatically upon its acceptance of such appointment, become the successor Collateral Agent for all purposes hereunder.

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(b)               In addition to the foregoing, Collateral Agent may resign at any time by giving prior written notice thereof to Lenders and Company. Administrative Agent shall have the right to appoint a financial institution as Collateral Agent hereunder, subject to the reasonable satisfaction of Company and the Requisite Lenders, and Collateral Agent’s resignation shall become effective on the earliest of (i) thirty days after delivery of the notice of resignation, (ii) the acceptance of such successor Collateral Agent by Company and the Requisite Lenders or (iii) such other date, if any, agreed to by the Requisite Lenders. Upon any such notice of resignation or any such removal, if a successor Collateral Agent has not already been appointed by the resigning Administrative Agent, then Requisite Lenders shall have the right, upon five Business Days’ notice to Administrative Agent, to appoint a successor Collateral Agent. Until a successor Collateral Agent is so appointed by Requisite Lenders or Administrative Agent, any collateral security held by Collateral Agent for the benefit of the Lenders under any of the Credit Documents shall continue to be held by the resigning Collateral Agent as nominee until such time as a successor Collateral Agent is appointed. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, that successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning or removed Collateral Agent under this Agreement and the Collateral Documents, and the resigning or removed Collateral Agent under this Agreement shall promptly (i) transfer to such successor Collateral Agent all sums, Securities and other items of Collateral held hereunder or under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Collateral Agent under this Agreement and the Collateral Documents, and (ii) execute and deliver to such successor Collateral Agent or otherwise authorize the filing of such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Collateral Agent of the security interests created under the Collateral Documents, whereupon such resigning or removed Collateral Agent shall be discharged from its duties and obligations under this Agreement and the Collateral Documents. After any resigning or removed Collateral Agent’s resignation or removal hereunder as Collateral Agent, the provisions of this Agreement and the Collateral Documents shall inure to its benefit as to any actions taken or omitted to be taken by it under this Agreement or the Collateral Documents while it was Collateral Agent hereunder or during any transition period.

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(c)               Notwithstanding anything herein to the contrary, Administrative Agent and Collateral Agent may assign their rights and duties as Administrative Agent and Collateral Agent hereunder to an Affiliate of GLAS USA LLC or GLAS Trust Company LLC without the prior written consent of, or prior written notice to, Company or the Lenders; provided, that Company and the Lenders may deem and treat such assigning Administrative Agent and Collateral Agent as Administrative Agent and Collateral Agent for all purposes hereof, unless and until such assigning Administrative Agent or Collateral Agent, as the case may be, provides written notice to Company and the Lenders of such assignment. Upon such assignment such Affiliate shall succeed to and become vested with all rights, powers, privileges and duties as Administrative Agent and Collateral Agent hereunder and under the other Credit Documents.

9.9              Collateral Documents and Guaranty.

(a)               Agents under Collateral Documents and Guaranty. Each Lender hereby further authorizes Administrative Agent or Collateral Agent, as applicable, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of Secured Parties with respect to the Guaranty, the Collateral and the Collateral Documents. Subject to Section 10.5, without further written consent or authorization from any Secured Party, Administrative Agent or Collateral Agent, as applicable may execute any documents or instruments necessary to (i) in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented, or (ii) release any Guarantor from the Guaranty pursuant to Section 7.12 or with respect to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented. Upon request by Administrative Agent at any time, the Lenders will confirm in writing Administrative Agent’s authority to release its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.9. Upon the reasonable request of Company, Administrative Agent and/or Collateral Agent may, after receipt of a written certificate of a Chief Financial Officer of Company certifying that such transaction is permitted pursuant to the Credit Documents (and Administrative Agent and Collateral Agent may rely conclusively on any such certificate without further inquiry and shall have no liability to any Secured Party for any inaccuracy or misrepresentation contained therein), execute and deliver any such release documentation reasonably requested by Company in connection with such permitted releases as described above, all at the expense of Company.

(b)               Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Credit Documents to the contrary notwithstanding, Company, Administrative Agent, Collateral Agent and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder and under any of the other Credit Documents may be exercised solely by Administrative Agent or Collateral Agent, as applicable, for the benefit of Secured Parties in accordance with the terms hereof and thereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by Collateral Agent for the benefit of Secured Parties in accordance with the terms thereof and (ii) in the event of a foreclosure or similar enforcement action by Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition (including pursuant to Section 363(k), Section 1129(b)(2)(a)(ii), or otherwise of the Bankruptcy Code), Collateral Agent or any Lender may be the purchaser of any or all of such Collateral at any such sale or disposition and Collateral Agent, as agent for and representative of Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Requisite Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by Collateral Agent at such sale or other disposition.

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(c)               Release of Collateral and Guarantees, Termination of Credit Documents. Notwithstanding anything to the contrary contained herein or any other Credit Document, when all Obligations have been Paid in Full, upon written request of Company, Administrative Agent shall take such actions as shall be required to release its security interest in all Collateral, and to release all guarantee obligations provided for in any Credit Document. Any such release of guarantee obligations shall be deemed subject to the provision that such guarantee obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Company or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Company or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

(d)               No Duty. Collateral Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of Collateral Agent’s Lien thereon, or any certificate prepared by any Credit Party in connection therewith, nor shall Collateral Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

(e)               Agency for Perfection. Each Agent and each Lender hereby appoints each other Agent and each other Lender as agent and bailee for the purpose of perfecting the security interests in and liens upon the Collateral in assets that, in accordance with Article 9 of the UCC, or the PPSA or STA, as applicable, can be perfected only by possession or control (or where the security interest of a Secured Party with possession or control has priority over the security interest of another Secured Party) and each Agent and each Lender hereby acknowledges that it holds possession of or otherwise controls any such Collateral for the benefit of the other Secured Parties, except as otherwise expressly provided in this Agreement. Should Administrative Agent or any Lender obtain possession or control of any such Collateral, Administrative Agent or such Lender shall notify Collateral Agent thereof, and, promptly upon Collateral Agent’s request therefor shall deliver such Collateral to Collateral Agent or in accordance with Collateral Agent’s instructions. Each Credit Party by its execution and delivery of this Agreement hereby consents to the foregoing.

9.10          Withholding Taxes. To the extent required by any applicable law, Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without duplication of the provisions of Section 2.15(g), if the Internal Revenue Service, the Canada Revenue Agency or any other Governmental Authority asserts a claim that Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, or if Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding tax from such payment, such Lender shall indemnify Administrative Agent fully for all amounts paid, directly or indirectly, by Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses and out-of-pocket expenses) incurred.

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9.11          Administrative Agent May File Bankruptcy Disclosure and Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Laws relative to any Credit Party, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on Company) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)               to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its respective agents and counsel and all other amounts due the Lenders and Administrative Agent under Sections 2.8, 10.2 and 10.3) allowed in such judicial proceeding; and

(b)               to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, in the event that Administrative Agent shall consent to the making of such payments directly to the Lenders to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent under Sections 2.8, 10.2 and 10.3. To the extent that the payment of any such compensation, expenses, disbursements and advances of Administrative Agent, its agents and counsel, and any other amounts due Administrative Agent under Sections 2.8, 10.2 and 10.3 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Lenders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing contained in this Section 9.11 shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

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Section 10	MISCELLANEOUS

10.1          Notices.

(a)               Notices Generally. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given to a Credit Party, Collateral Agent or Administrative Agent shall be sent to such Person’s mailing address as set forth on Appendix B or in the other relevant Credit Document, and in the case of any Lender, the mailing address as indicated on Appendix B or otherwise indicated to Administrative Agent and Company in writing. Each notice hereunder shall be in writing and may be personally served or sent by facsimile (excluding any notices to any Agent in its capacity as such) or U.S. mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of facsimile, or three Business Days after depositing it in the U.S. mail with postage prepaid and properly addressed; provided, no notice to any Agent in its capacity as such shall be effective until received by Agent; provided, further, any such notice or other communication shall, at the request of an Agent, be provided to any sub-agent appointed pursuant to Section 9.3(c) as designated by such Agent from time to time.

(b)               Electronic Communications.

(i)           Notices and other communications to any Agent, Lenders and any Credit Party hereunder may be delivered or furnished by other electronic communication (including e-mail and Internet or intranet websites, including Debt Domain, Intralinks, SyndTrak or another relevant website or other information platform (the “Platform”)) pursuant to procedures approved by Administrative Agent in its sole discretion, provided that, notwithstanding the foregoing, in no event will notices by electronic communication be effective to any Agent, any Lender, if any such Person has notified Administrative Agent that it is incapable of receiving notices by electronic communication. Any Agent may, in its sole discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. In the case of any notices by electronic communication permitted in accordance with this Agreement, unless Administrative Agent otherwise prescribes, (A) any notices and other communications permitted to be sent to an e-mail address shall be delivered during normal business hours and deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment, but excluding any automatic reply to such e-mail), except that, if such notice or other communication is not sent prior to noon, local time at the location of the recipient, then such notice or communication shall be deemed not to have been received until the opening of business on the next Business Day for the recipient, at the earliest, and (B) notices or communications permitted to be posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (A) of notification that such notice or communication is available and clearly identifying an accessible website address therefor.

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(ii)        Each Credit Party understands that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution and agrees and assumes the risks associated with such electronic distribution, except to the extent caused by the willful misconduct or gross negligence of Administrative Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

(iii)      The Platform and any Approved Electronic Communications are provided “as is” and “as available”. None of the Agents or any of their respective officers, Directors, employees, agents, advisors or representatives (the “Agent Affiliates”) warrant the accuracy, adequacy, or completeness of the Approved Electronic Communications or the Platform and each expressly disclaims liability for errors or omissions in the Platform and the Approved Electronic Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects is made by the Agent Affiliates in connection with the Platform or the Approved Electronic Communications. In no event shall the Agent Affiliates have any liability to any of the Credit Parties, any Lender or any other Person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Credit Party’s or Administrative Agent’s transmission of communications through the Platform except to the extent caused by the breach hereof, willful misconduct or gross negligence of Administrative Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Each party hereto agrees that no Agent has any responsibility for maintaining or providing any equipment, software, services or any testing required in connection with any Approved Electronic Communication or otherwise required for the Platform.

(iv)       Each Credit Party, each Lender and each Agent agrees that Administrative Agent may, but shall not be obligated to, store any Approved Electronic Communications on the Platform in accordance with Administrative Agent’s customary document retention procedures and policies.

(v)         All uses of the Platform shall be governed by and subject to, in addition to this Section 10.1, separate terms and conditions posted or referenced in such Platform and related agreements executed by the Lenders and their Affiliates in connection with the use of such Platform.

(vi)       Any notice of Default or Event of Default may be provided by telephone if confirmed promptly thereafter by delivery of written notice thereof.

(c)               Change of Address, Etc. Any party hereto may change its mailing or e-mail address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

10.2          Expenses. Whether or not the transactions contemplated hereby shall be consummated, the Credit Parties agree to pay promptly (a) all Administrative Agent’s and Lender’s actual and reasonable and documented out of pocket costs and expenses incurred in connection with the negotiation, preparation and execution of the Credit Documents and any consents, amendments, waivers or other modifications thereto; (b) all the Lenders’ costs of furnishing all opinions by outside counsel for Company and the other Credit Parties; (c) all the reasonable and documented out of pocket fees, expenses and disbursements of counsel to Agents or Lenders in connection with the negotiation, preparation, execution and administration of the Credit Documents and any consents, amendments, waivers or other modifications thereto and any other documents or matters requested by Company; (d) all the actual costs and reasonable and documented out of pocket expenses of creating, perfecting, recording, maintaining, and preserving Liens in favor of Collateral Agent, for the benefit of Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of outside counsel to each Agent; (e) any Agent’s or Lender’s actual costs and reasonable and documented out of pocket fees, expenses, and disbursements of any auditors, accountants, consultants or appraisers; (f) all the actual costs and reasonable and documented out of pocket expenses (including the reasonable fees, expenses and disbursements of any third party appraisers, consultants, advisors and agents employed or retained by Collateral Agent and its outside counsel) in connection with the custody or preservation of any of the Collateral; (g) [reserved]; and (h) after the occurrence of a Default or an Event of Default, all costs and expenses, including reasonable attorneys’ fees and costs of settlement, incurred by any Agent and Lenders in enforcing or preparing for enforcement of any Obligations of or in collecting or preparing to collect any payments due from any Credit Party hereunder or under the other Credit Documents by reason of such Default or Event of Default (including in connection with any actual or prospective sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty) or in connection with any actual or prospective refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work out” or pursuant to or in contemplation of any insolvency or bankruptcy cases or proceedings, including the engagement of a restructuring advisor or consultant satisfactory to Administrative Agent in its sole discretion.

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10.3          Indemnity and Related Reimbursement.

(a)               In the event that an Indemnitee becomes involved in any capacity in any action, proceeding or investigation brought by or against any Person (including whether brought by a third party or any Credit Party or any of its affiliates) relating to or arising out of any Indemnified Liabilities and whether or not the transactions contemplated hereby shall be consummated, each Credit Party agrees that on demand it will reimburse such Indemnitee for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

(b)               In addition to the payment of expenses pursuant to Section 10.2, whether or not the transactions contemplated hereby shall be consummated, each Credit Party agrees to defend (subject to Indemnitees’ selection of counsel), indemnify, pay and hold harmless, each Indemnitee, from and against any and all Indemnified Liabilities, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory, or sole negligence of such INDEMNITEE; provided, no Credit Party shall have any obligation to any Indemnitee under this Section 10.3(b) with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise directly from the gross negligence or willful misconduct of such Indemnitee, in each case as determined by a final non-appealable judgment of a court of competent jurisdiction. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 10.3 may be unenforceable in whole or in part because they are violative of any law or public policy, the applicable Credit Party shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

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(c)               To the fullest extent permitted by applicable law, no Credit Party shall assert, and each Credit Party hereby waives, any claim against any Indemnitee on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referenced to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and Company hereby waives, releases and agrees not to sue upon any such claim or such damages whether or not accrued and whether or not known or suspected to exist in its favor. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except to the extent such damages arise directly from gross negligence or willful misconduct of such Indemnitee, in each case as determined by a final non-appealable judgment of a court of competent jurisdiction.

(d)               Each Credit Party also agrees that no Indemnitee will have any liability to any Credit Party or any person asserting claims on behalf of or in right of any Credit Party or any other Person in connection with or as a result of this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof, or any act or omission or event occurring in connection therewith, in each case, except in the case of any Credit Party to the extent that any losses, claims, damages, liabilities or expenses incurred by such Credit Party or its affiliates, shareholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from the gross negligence or willful misconduct of such Lender or Agent in performing its funding obligations under this Agreement; provided, however, that in no event will any such Lender or Agent have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Lender’s or Agent’s, or their respective Affiliates’, Directors’, employees’, attorneys’, agents’ or sub-agents’ activities arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referenced to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith.

10.4          Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default each Lender and its respective Affiliates are each hereby authorized by each Credit Party at any time or from time to time subject to the consent of Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed), without notice to any Credit Party or to any other Person (other than Administrative Agent), any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) and any other obligations or Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party against and on account of the Obligations of any Credit Party to such Lender hereunder and under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto, and participations therein or with any other Credit Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder or (b) the principal of or the interest on the Loans or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured. The rights of each Lender and its respective Affiliates under this Section 10.4 are in addition to other rights and remedies (including other rights of set off) that such Lender or its respective Affiliates may otherwise have.

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10.5          Amendments and Waivers.

(a)               Requisite Lenders’ Consent. Subject to the additional requirements of Sections 10.5(b) and 10.5(c) and except as otherwise provided in clauses (i) or (ii) of Section 2.15(a), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall in any event be effective without the written concurrence of Administrative Agent and the Requisite Lenders; provided that Administrative Agent may, with the consent of Company (and without any requirement for consent from any other Person), amend, modify, or supplement this Agreement or any other Credit Document to cure any obvious typographical error, incorrect cross-reference, defect in form, inconsistency, omission or ambiguity (in each case, as concluded by Administrative Agent in its sole discretion), so long as Lenders have received at least five Business Days’ prior written notice thereof and Administrative Agent has not received, within five Business Days after delivery of such notice, a written notice from Requisite Lenders stating that the Requisite Lenders object to such amendment.

(b)               Affected Lenders’ Consent. Subject to Section 10.5(e), without the written consent of each Lender that would be directly and adversely affected thereby, no amendment, modification, termination, waiver or consent shall be effective if the effect thereof would:

(i)           extend the scheduled final maturity of any Loan or any promissory note issued pursuant to Section 2.4;

(ii)        waive, reduce or postpone any scheduled repayment (but not prepayment);

(iii)      [Reserved];

(iv)       reduce the rate of interest on any Loan (other than any waiver of any increase in the interest rate applicable to any Loan pursuant to Section 2.6) or any fee or premium payable under this Agreement; provided, that (A) only the consent of the Requisite Lenders shall be necessary to amend the Default Rate in Section 2.6, to waive any prospective obligation of Company to pay interest at the Default Rate, and (B) only the consent of Requisite Lenders shall be necessary to revoke any election by Requisite Lenders to impose interest at the Default Rate;

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(v)         waive or extend the time for payment of any such interest, fees, or premiums;

(vi)       reduce or forgive the principal amount of any Loan;

(vii)    amend, modify, terminate or waive any provision of this Section 10.5(b) or Section 10.5(c) or any other provision of this Agreement that expressly provides that the consent of all Lenders or any specific Lenders is required;

(viii)  amend the definition of “Requisite Lenders”, “Pro Rata Share” or “Voting Power Determinants”; provided, with the consent of Administrative Agent and the Requisite Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of “Requisite Lenders”, “Pro Rata Share” or “Voting Power Determinants” on substantially the same basis as the Term Loan Commitments, the Term Loans are included on the Closing Date;

(ix)       alter the required application of any repayments or prepayments as pursuant to Section 2.12 or Section 2.13 without the consent of each Lender that is being allocated a lesser repayment or prepayment as a result thereof;

(x)         release all or substantially all of the Collateral or all or substantially all of the Guarantors from the Guaranty except (A) as expressly provided in the Credit Documents on the Closing Date, (B) in connection with a “credit bid” undertaken by Collateral Agent with the consent or at the direction of Requisite Lenders pursuant to Section 363(k), Section 1129(b)(2)(a)(ii) or any other provision of the Bankruptcy Code or any other Debtor Relief Law, or (C) in connection with any other sale or disposition of assets in connection with an enforcement action with respect to the Collateral that is permitted pursuant to the Credit Documents and consented to or directed by Requisite Lenders; or

(xi)       consent to the assignment or transfer by any Credit Party of any of its rights and obligations under any Credit Document, except as expressly provided in any Credit Document.

(c)               Other Consents. Subject to Section 10.5(e), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall:

(i)           amend, modify, or waive any provision of this Agreement or the U.S. Security Agreement so as to alter the ratable treatment of Obligations arising under the Credit Documents or the definitions of “Obligations” or “Secured Obligations” (as such term or any similar term is defined in any relevant Collateral Document) in each case in a manner adverse to any Lender with Obligations then outstanding without the written consent of any such Lender; or

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(ii)        amend, modify, terminate or waive any provision of Section 9 as the same directly or indirectly applies to any Agent, or any other provision hereof as the same directly or indirectly applies to the rights or obligations of any Agent, in each case in any manner adverse to such Agent without the consent of such Agent.

(d)               [Reserved].

(e)               Execution of Amendments, Etc. Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender, each Credit Party, and each future Credit Party.

(f)                Compensation for Amendments. Notwithstanding anything to the contrary in any Credit Document, unless otherwise agreed to by Administrative Agent upon written instruction by the Requisite Lenders, no Credit Party may, nor may it permit any of its Subsidiaries to, directly or indirectly (including by being complicit in or otherwise facilitating any such action by any of their respective Affiliates or Subsidiaries or any direct or indirect holders or beneficial owners of any such Person’s Capital Stock) pay or otherwise transfer any consideration, whether by way of interest, fee, or otherwise, to or for the benefit of any current or prospective Lender or any of its Affiliates (other than any customary fees paid to Administrative Agent or any of its Affiliates as consideration for arranging, structuring, or providing other services in connection therewith and customary upfront fees to be received by any new lender providing new loans or new commitments) for or as an inducement to any action or inaction by such Lender or any of its Affiliates, including any consent, waiver, approval, disapproval, or withholding of any of the foregoing in connection with any required or requested approval, amendment, waiver, consent, or other modification of or under any Credit Document or any provision thereof unless such consideration is first offered to all then existing Lenders in accordance with their respective Pro Rata Shares and is paid to any such Lenders that act in accordance with such offer.

(g)               Cashless Settlement. Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue, or rollover all or a portion of its Loans in connection with any refinancing, extension, loan modification, or similar transaction permitted by the terms of this Agreement pursuant to a cashless settlement mechanism approved by Company, Administrative Agent and such Lender.

10.6          Successors and Assigns; Participations.

(a)               Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders. No Credit Party’s rights or obligations hereunder nor any interest therein may be assigned or delegated by any Credit Party without the prior written consent of all Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Indemnitee Agent Parties, Affiliates of each of the Agents and Lenders, and any other Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b)               Register. Company, Administrative Agent and Lenders shall deem and treat the Persons listed as Lenders in the Register as the holders and owners of the corresponding Commitments and Loans (including principal and stated interest) listed therein for all purposes hereof, and no assignment or transfer of any such Commitment or Loan shall be effective, in each case, unless and until recorded in the Register following Administrative Agent’s acceptance of a fully executed an Assignment Agreement, together with the forms and certificates regarding tax matters and any fees payable in connection with such assignment, in each case, as provided in Section 10.6(d). Each assignment shall be recorded in the Register promptly following acceptance by Administrative Agent of the fully executed Assignment Agreement and all other necessary documents and approvals, prompt notice thereof shall be provided to Company and a copy of such Assignment Agreement shall be maintained, as applicable. The date of such recordation of a transfer shall be referred to herein as the “Assignment Effective Date”. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Commitments or Loans. It is intended that the Register be maintained such that the Loans are in “registered form” for the purposes of the Internal Revenue Code.

(c)               Right to Assign. Each Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including all or a portion of its Commitment or Loans owing to it or other Obligations (provided, however, that pro rata assignment shall not be required and each assignment shall be of a uniform, and not varying, percentage of all rights and obligations under and in respect of any applicable Loan and any related Commitments):

(i)           to any Person meeting the criteria of clause (a) of the definition of the term of “Eligible Assignee” upon the giving of notice to Administrative Agent; and

(ii)        to any Person otherwise constituting an Eligible Assignee with the consent of Administrative Agent; provided, each such assignment pursuant to this Section 10.6(c)(ii) shall be in an aggregate amount of not less than $1,000,000 (or such lesser amount (x) as may be agreed to by Company and Administrative Agent, (y) as shall constitute the aggregate amount of the Term Loans or Term Loan Commitments of a particular Class of the assigning Lender or (z) as is assigned by an assigning Lender to an Affiliate or Related Fund of such Lender) with respect to the assignment of Term Loans.

(d)               Mechanics. Assignments and assumptions of Loans and Commitments by Lenders shall be effected by execution and delivery to Administrative Agent of an Assignment Agreement. Assignments made pursuant to the foregoing provision shall be effective as of the Assignment Effective Date. In connection with all assignments there shall be delivered to Administrative Agent such forms, certificates or other evidence, if any, with respect to U.S. federal income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver pursuant to Section 2.15(c), together with payment to Administrative Agent of a registration and processing fee of $3,500 (which fee may be waived or reduced in the sole discretion of Administrative Agent).

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(e)               Notice of Assignment. Upon its receipt and acceptance of a duly executed and completed Assignment Agreement, any forms, certificates or other evidence required by this Agreement in connection therewith, Administrative Agent shall record the information contained in such Assignment Agreement in the Register, shall give prompt notice thereof to Company and shall maintain a copy of such Assignment Agreement.

(f)                Representations and Warranties of Assignee. Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Commitments and/or Loans, as the case may be, represents and warrants as of the Closing Date or as of the Assignment Effective Date that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Commitments or Loans, as the case may be; (iii) it will make or invest in, as the case may be, its Commitments or Loans for its own account in the ordinary course of its business and without a view to distribution of such Commitments or Loans within the meaning of the Securities Act or the Exchange Act or other federal securities laws or Canadian Securities Laws (it being understood that, subject to the provisions of this Section 10.6, the disposition of such Commitments or Loans or any interests therein shall at all times remain within its exclusive control); (iv) it will not provide any information obtained by it in its capacity as a Lender to any Credit Party or any of its Affiliates; and (v) neither such Lender nor any of its Affiliates owns or controls any trade obligations or Indebtedness of any Credit Party (other than the Obligations) or any Capital Stock of any Credit Party.

(g)               Effect of Assignment. Subject to the terms and conditions of this Section 10.6, as of the Assignment Effective Date: (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent of its interest in the Loans and Commitments as reflected in the Register and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned to the assignee, relinquish its rights (other than any rights that survive the termination hereof under Section 10.8) and be released from its obligations hereunder (and, in the case of an assignment covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto on the Assignment Effective Date; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (iii) the Commitments shall be modified to reflect any Commitment of such assignee and any remaining Commitment of such assigning Lender, if any; and (iv) if any such assignment occurs after the issuance of any promissory note pursuant to Section 2.4, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable promissory notes to Administrative Agent for cancellation, and thereupon Company shall issue and deliver new promissory notes in accordance with Section 2.4, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new or remaining Commitments and/or outstanding Loans of the assignee and/or the assigning Lender.

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(h)               Participations.

(i)           Each Lender shall have the right at any time to sell one or more participations to any Person (other than Company, any of its Subsidiaries or any of its Affiliates or any Natural Person) in all or any part of its Commitments, Loans or in any other Obligation. Each Lender that sells a participation pursuant to this Section 10.6(h) shall, acting solely for U.S. federal income tax purposes as a non-fiduciary agent of Company, maintain a register on which it records the name and address of each participant and the principal amounts (and stated interest) of each participant’s participation interest with respect to any Loan or Commitment (each, a “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a participant’s interest in any Commitments, Loans or its other obligations under this Agreement) except to the extent that the relevant parties, acting reasonably and in good faith, determine that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations, Section 1.163-5 of the proposed United States Treasury Regulations or any applicable temporary, final or other successor relations. Unless otherwise required by the Internal Revenue Service, any disclosure required by the foregoing sentence shall be made by the relevant Lender directly and solely to the Internal Revenue Service. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of a participation with respect to any Loan or Commitment for all purposes under this Agreement, notwithstanding any notice to the contrary. For the avoidance of doubt, Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(ii)        Unless otherwise agreed to by Administrative Agent, the holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification or waiver that would (A) extend the final scheduled maturity of any Loan, any promissory note evidencing a Loan in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Commitment shall not constitute a change in the terms of such participation, and that an increase in any Commitment or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (B) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under this Agreement, or (C) release all or substantially all of the Collateral under the Collateral Documents or all or substantially all of the Guarantors from the Guaranty (in each case, except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating.

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(iii)      Company agrees that each participant shall be entitled to the benefits of Sections 2.15(f), 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (c) of this Section; provided, (x) a participant shall not be entitled to receive any greater payment under Section 2.16 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after such participant acquired the participation or unless the sale of the participation to such participant is made with Company’s prior written consent (not to be unreasonably withheld, delayed, or conditioned), and (y) a participant shall not be entitled to the benefits of Section 2.17 unless such participant agrees, for the benefit of Company, to comply with Section 2.17 as though it were a Lender; (it being understood that any documentation required under Section 2.15(c) and (d) shall be delivered to the participating Lender). To the extent permitted by law, each participant also shall be entitled to the benefits of Section 10.4 as though such participant were a Lender, provided such participant agrees to be subject to Section 2.14 as though it were a Lender.

(i)                 Certain Other Assignments and Participations. In addition to any other assignment or participation permitted pursuant to this Section 10.6, any Lender may assign, pledge and/or grant a security interest in, all or any portion of its Loans, the other Obligations owed by or to such Lender, and its promissory notes issued pursuant to Section 2.4, if any, to secure obligations of such Lender including to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; provided, that no Lender, as between Company and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, that in no event shall the applicable Federal Reserve Bank, pledgee or trustee be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

10.7          Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

10.8          Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Credit Extension. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Credit Party set forth in Sections 2.16, 2.17, 10.2, 10.3, 10.4, and 10.10 and the agreements of Lenders set forth in Sections 2.14, 9.3(b) and 9.6 shall survive the Payment in Full of the Obligations.

10.9          No Waiver; Remedies Cumulative. No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

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10.10      Marshalling; Payments Set Aside. None of any Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to Administrative Agent or Lenders (or to Administrative Agent, for the benefit of Lenders), or any Agent or Lender enforces any security interests or exercises any right of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

10.11      Severability. In the event any provision in or obligation hereunder or under any Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby (it being understood that the invalidity, illegality or unenforceability of a particular provision in a particular jurisdiction shall not in and of itself affect the validity, legality or enforceability of such provision in any other jurisdiction). The parties hereto shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions the economic effect of which comes as close as reasonably possible to that of the invalid, illegal or unenforceable provisions.

10.12      Obligations Several; Actions in Concert. The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations or Commitment of any other Lender hereunder. Nothing contained herein or in any other Credit Document, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders as a partnership, an association, a joint venture or any other kind of entity. Anything in this Agreement or any other Credit Document to the contrary notwithstanding, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement or any promissory note issued pursuant to Section 2.4 or otherwise with respect to the Obligations without first obtaining the prior written consent of Administrative Agent or Requisite Lenders (as applicable), it being the intent of Lenders that any such action to protect or enforce rights under this Agreement or any other Credit Document with respect to the Obligations shall be taken in concert and at the direction or with the consent of Administrative Agent or Requisite Lenders (as applicable).

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10.13      Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

10.14      Applicable Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

10.15      Consent to Jurisdiction. SUBJECT TO CLAUSE (V) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO OR ANY OTHER CREDIT DOCUMENT, OR ANY OF THE OBLIGATIONS, SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE U.S. SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH CREDIT PARTY, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE (SUBJECT TO CLAUSE (V) BELOW) JURISDICTION AND VENUE OF SUCH COURTS; (II) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (III) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE CREDIT PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1; (IV) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE CREDIT PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (V) AGREES THAT AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY CREDIT PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY CREDIT DOCUMENT OR AGAINST ANY COLLATERAL OR THE ENFORCEMENT OF ANY JUDGMENT, AND HEREBY SUBMITS TO THE JURISDICTION OF, AND CONSENTS TO VENUE IN, ANY SUCH COURT.

10.16      Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.16 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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10.17      Confidentiality(a).

(a)               Each Agent and each Lender shall hold all non-public information regarding Company and its Subsidiaries and their businesses identified as such by Company and obtained by such Agent or such Lender pursuant to the requirements hereof in accordance with such Agent’s or such Lender’s customary procedures for handling confidential information of such nature, it being understood and agreed by each Credit Party that, in any event, Administrative Agent may disclose any such information to the Lenders and other Agents, and any Agent or Lender may make (i) disclosures of such information to Affiliates and Related Funds of such Lender or such Agent and to their respective officers, Directors, partners, members, employees, legal counsel, independent auditors and other advisors, experts, or agents on a confidential basis (and to other Persons authorized by a Lender or Agent to organize, present or disseminate such information in connection with disclosures otherwise made in accordance with this Section 10.17 on a confidential basis), (ii) disclosures of such information reasonably required by any potential or prospective assignee, transferee or participant in connection with the contemplated assignment, transfer or participation of any Loans or any participations therein or by any direct or indirect contractual counterparties (or the professional advisors thereto) to any swap or derivative transaction relating to any Credit Party and its obligations (provided, such assignees, transferees, participants, counterparties and advisors are advised of and agree to be bound by either the provisions of this Section 10.17 or other substantially similar confidentiality restrictions), (iii) disclosure on a confidential basis to any rating agency, (iv) disclosure on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans, (v) disclosures in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (vi) disclosures made pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Person agrees to inform Company promptly thereof to the extent not prohibited by law), (vii) disclosures made upon the request or demand of any regulatory or quasi-regulatory authority (including the NAIC) purporting to have jurisdiction over such Person or any of its Affiliates, (viii) disclosures to members of the investment committee of a Lender (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (ix) disclosures to any Lenders’ financing sources; provided that prior to any disclosure such financing source is informed of the confidential nature of the information, (x) disclosures to the extent such information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Credit Parties and (xi) disclosures with the consent of the relevant Credit Party. Notwithstanding the foregoing, on or after the Closing Date, Administrative Agent may, at its own expense issue news releases and publish “tombstone” advertisements and other announcements relating to this transaction in newspapers, trade journals and other appropriate media (which may include use of logos of one or more of the Credit Parties).

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(b)               Each Lender and the Administrative Agent acknowledges that the information furnished to it pursuant to this Agreement or the other Credit Documents may include Material Non-Public Information, and confirms that it has developed compliance procedures regarding the use of Material Non-Public Information and that it will handle such Material Non-Public Information in accordance with those procedures and applicable requirements of law, including federal and state securities laws and Canadian Securities Laws; provided, notwithstanding anything to the contrary in this Agreement or any other Credit Document, the Company and its Subsidiaries may not deliver to any Lender any information that would constitute Material Non-Public Information and if delivered such Lender will not have any obligation under this Agreement or any other Credit Document to maintain the confidentiality or not to disclose such information, during any period when such Lender has notified the Company and the Administrative Agent in writing of its election (an “MNPI Opt-Out Election”) to not receive such Material Non-Public Information (any such non-delivery shall not constitute a Default or an Event of Default for any purposes under this Agreement or any other Credit Document). At any time after delivery of an MNPI Opt-Out Election, a Lender may rescind such election by delivery of written notice to the Company and the Administrative Agent and resume its receipt of Material Non-Public Information. Notwithstanding anything to the contrary herein, the Administrative Agent shall continue to receive Material Non-Public Information at all times during the term of this Agreement.

10.18      Usury Savings Clause. Notwithstanding any other provision herein, the aggregate interest rate charged paid with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest or loan charges under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest that would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Obligations hereunder are Paid in Full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest that would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, Company shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest that would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of Lenders and Company to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration that constitutes interest or loan charges in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender’s option be applied to the outstanding amount of the Loans made hereunder or be refunded to Company. In determining whether the interest contracted for, charged, or received by Administrative Agent or a Lender exceeds the Highest Lawful Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest, throughout the contemplated term of the Obligations hereunder.

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10.19      Effectiveness; Counterparts. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Company and Administrative Agent of written notification of such execution and authorization of delivery thereof. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

10.20      Entire Agreement. This Agreement, together with the other Credit Documents (including any such other Credit Document entered into prior to the date hereof), reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, made prior to the date hereof.

10.21      PATRIOT Act. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender or Administrative Agent, as applicable, to identify such Credit Party in accordance with the PATRIOT Act.

10.22      Electronic Execution of Assignments and Credit Documents. The words “execution,” “signed,” “signature,” and words of like import in any Assignment Agreement or any other Credit Document shall in each case be deemed to include electronic signatures, signatures exchanged by electronic transmission, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided, that Administrative Agent or Collateral Agent may request, and upon any such request the Credit Parties shall be obligated to provide, manually executed “wet ink” signatures to any Credit Document.

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10.23      No Fiduciary Duty. Each Agent, Lender, and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Credit Parties, their equity holders and/or their affiliates. Each Credit Party agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and such Credit Party, its equity holders or its affiliates, on the other. The Credit Parties acknowledge and agree that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Credit Parties, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender has assumed an advisory or fiduciary responsibility in favor of any Credit Party, its equity holders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Credit Party, its equity holders or its Affiliates on other matters) or any other obligation to any Credit Party except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of any Credit Party, its management, stockholders, creditors or any other Person. Each Credit Party acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Credit Party agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Credit Party, in connection with such transaction or the process leading thereto.

10.24      Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)               the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is and the applicable Affected Financial Institution; and

(b)               the effects of any Bail-In Action on any such liability, including, if applicable:

(i)           a reduction in full or in part or cancellation of any such liability;

(ii)        a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

134

(iii)      the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

10.25      Interest Act (Canada)10.26. For purposes of disclosure under the Interest Act (Canada), each interest rate which is calculated under this Agreement on any basis other than a full calendar year (the "deemed interest period") is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

10.26      Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or pursuant to any of the other Credit Documents in one currency into another currency, the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Credit Party in respect of any such sum due from it to Lenders hereunder or under any of the other Credit Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement or the other Credit Document (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or the Lenders, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or the Lenders, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Administrative or the Lenders, as the case may be, from any Credit Party in the Agreement Currency, such Loan Party agrees and shall be required, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent and the Lenders against such loss.

[Remainder of page intentionally left blank]

135

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

COMPANY:

ELECTRA Battery Materials Corporation

By:           (signed) “Trent Mell” .

Name: Trent Mell

Title: Chief Executive Officer

SUBSIDIARY GUARANTORS:

COBALT PROJECTS INTERNATIONAL CORP.

Per:	(signed) “Trent Mell”
Trent Mell, Director

COBALT CAMP REFINERY LTD.

Per:	(signed) “Trent Mell”
Trent Mell, Director

[Signature Page to Credit and Guaranty Agreement]

US COBALT INC.

Per:	(signed) “Trent Mell”
Trent Mell, Director
COBALT INDUSTRIES OF CANADA INC.

Per:	(signed) “Trent Mell”
Trent Mell, Director

COBALT CAMP ONTARIO HOLDINGS CORP.

Per:	(signed) “Trent Mell”
Trent Mell, Director

1086370 B.C. LTD.

Per:	(signed) “Trent Mell”
Trent Mell, Director

[Signature Page to Credit and Guaranty Agreement]

SCIENTIFIC METALS (DELAWARE) CORP.

By:           (signed) “Trent Mell” ;

Name: Trent Mell

Title: Authorized Signatory

IDAHO COBALT COMPANY

By:           (signed) “Trent Mell” ;

Name: Trent Mell

Title: Authorized Signatory

[Signature Page to Credit and Guaranty Agreement]

Executed by Cobalt One Pty Ltd (ACN 127 411 796) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “Marty Rendall”
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director/secretary (print)

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “Marty Rendall”
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director (print)

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “Marty Rendall”
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director/secretary (print)

[Signature Page to Credit and Guaranty Agreement]

Administrative Agent:

GLAS USA LLC

By:          (signed) “Milton Rodriguez” ;

Name: Milton Rodriguez

Title: AVP

Collateral Agent:

GLAS TRUST COMPANY LLC

By:          (signed) “Milton Rodriguez” ;

Name: Milton Rodriguez

Title: AVP

[Signature Page to Credit and Guaranty Agreement]

Lenders:

Highbridge Tactical Credit Master Fund, L.P.

By: Highbridge Capital Management, LLC,

       as Trading Manager and not in its individual capacity

By:    (signed) “Steve Ardovini” ;

          Name: Steve Ardovini

          Title: Managing Director

Highbridge Tactical Credit Institutional Fund, Ltd.

By: Highbridge Capital Management, LLC,

       as Trading Manager and not in its individual capacity

By:     (signed) “Steve Ardovini” ;

          Name: Steve Ardovini

          Title: Managing Director

[Signature Page to Credit and Guaranty Agreement]

Nineteen77 Global Multi Strategy Alpha Master Limited

By: UBS Asset Management (Americas) LLC,

        its investment manager

By:  (signed) “Doyle Horn” ;

        Name: Doyle Horn

        Title: Director

By:  (signed) “Jennifer Edelheit” ;

        Name: Jennifer Edelheit

        Title: Executive Director

[Signature Page to Credit and Guaranty Agreement]

Whitebox Relative Value Partners, LP

By: (signed) “Andrew Thau” ;

           Name: Andrew Thau

           Title: Managing Director

Whitebox GT Fund, LP

By: (signed) “Andrew Thau” ;

          Name: Andrew Thau

          Title: Managing Director

Whitebox Multi-Strategy Partners, LP

By: (signed) “Andrew Thau”

          Title: Managing Director

Pandora Select Partners, LP

By: (signed) “Andrew Thau” ;

          Name: Andrew Thau

          Title: Managing Director

[Signature Page to Credit and Guaranty Agreement]

Appendix A

TO CREDIT AND GUARANTY AGREEMENT Term Loan Commitments

[Redacted: Commercially sensitive information]

APPENDIX A-1

APPENDIX B
TO CREDIT AND GUARANTY AGREEMENT

Notice Addresses

[Redacted: Commercially sensitive information]

APPENDIX B-1

SCHEDULE 4.1
JURISDICTIONS OF ORGANIZATION AND QUALIFICATION

[Redacted: Commercially sensitive information]

SCHEDULE 4.2
CAPITAL STOCK AND OWNERSHIP

[Redacted: Commercially sensitive information]

SCHEDULE 4.13
REAL ESTATE ASSETS

[Redacted: Commercially sensitive information]

SCHEDULE 4.16
MATERIAL CONTRACTS

[Redacted: Commercially sensitive information]

SCHEDULE 6.1
CERTAIN INDEBTEDNESS

[Redacted: Commercially sensitive information]

SCHEDULE 6.2
CERTAIN LIENS

[Redacted: Commercially sensitive information]

SCHEDULE 6.7
CERTAIN INVESTMENTS

[Redacted: Commercially sensitive information]

SCHEDULE 6.12
CERTAIN AFFILIATE TRANSACTIONS

[Redacted: Commercially sensitive information]

SCHEDULE 6.21
SCHEDULE OF ACCOUNTS

[Redacted: Commercially sensitive information]

EXHIBIT A-1 TO

CREDIT AND GUARANTY AGREEMENT

[form of] FUNDING NOTICE

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION (“Company”), as borrower, certain of their Subsidiaries, as Guarantors (collectively with Company, the “Credit Parties”), the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

Pursuant to Section 2.1 of the Credit Agreement, Company desires that Lenders make the following Term Loan to Company in accordance with the applicable terms and conditions of the Credit Agreement on [mm/dd/yy] (the “Credit Date”):

Term Loan:

Aggregate principal amount: $[•]

Account Number and Location: [•]

The undersigned Authorized Officer of Company, in his or her capacity as an Authorized Officer of Company and not in any individual capacity, hereby represents, warrants and certifies on behalf of Credit Parties that:

as of the Credit Date, the representations and warranties contained in the Credit Agreement and in the other Credit Documents are true and correct in all material respects on and as of the Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties are true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not apply to any representations and warranties to the extent already qualified or modified by materiality or similar concept in the text thereof; and

as of the Credit Date, no event has occurred and is continuing or would result from the consummation of the Credit Extension that would constitute an Event of Default or a Default.

[SIGNATURE PAGE FOLLOWS]

Exhibit A-1-2

Date: [mm/dd/yy]	ELECTRA BATTERY MATERIALS CORPORATION

By: __________________________________ Name: Title:

Exhibit A-1-3

EXHIBIT A-2 TO

CREDIT AND GUARANTY AGREEMENT

[form of] pik election request

Date: [•], 20[•]

To:	GLAS USA LLC

3 Second Street, Suite 206

Jersey City, New Jersey 07311, United States of America

[Redacted: Commercially sensitive information]

Ladies and Gentlemen:

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION (the “Borrower”), as borrower, certain of their Subsidiaries, as Guarantors (collectively with Company, the “Credit Parties”), the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders. Capitalized terms used but not defined herein have the meanings given to such terms in the Credit Agreement.

Pursuant to Section 2.5(c) of the Credit Agreement, the Borrower hereby elects to pay interest in kind in an amount equal to interest that would have been payable on the Interest Payment Date occurring on [______], 20[__], and such interest shall automatically be added to the outstanding principal amount of the Term Loans at a rate equal to 11.125% per annum for each day during such Interest Period.

[Signature page follows.]

Exhibit A-2-1

IN WITNESS WHEREOF, the Borrower has caused this PIK Election Request to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

ELECTRA BATTERY MATERIALS CORPORATION

By: _________________________________
Name: ___________________________
Title: ____________________________

Exhibit A-2-2

EXHIBIT A-3 TO

CREDIT AND GUARANTY AGREEMENT

[Form of]
Term Loan Note

$[_______]	[_____ __, 20__]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to [_________________] or its registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of the Term Loan made by the Lender to the Borrower under that certain Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified in writing from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined), among the Borrower, certain of their Subsidiaries, as Guarantors, the Lenders from time to time party thereto, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

The Borrower promises to make principal payments as specified in the Credit Agreement and pay interest on the unpaid principal amount of the Term Loan made by the Lender from the date of such Term Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. Both principal and interest are payable in Dollars to GLAS USA LLC, as Administrative Agent, at the address set forth in the Credit Agreement, in immediately available funds. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This note (a “Term Loan Note”) is entitled to the benefits of the Credit Agreement and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Term Loan Note is also secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Term Loan Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement. The Term Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Term Loan Note.

Delivery of an executed signature page to this Term Loan Note by fax transmission or other electronic transmission shall be effective as delivery of a manually executed counterpart to this Term Loan Note.

This Term Loan Note shall be Governed by and Construed in Accordance with the Laws of the State of New York.

[SIGNATURE PAGE FOLLOWS]

Exhibit A-3-1

ELECTRA BATTERY MATERIALS CORPORATION

By: ________________________________
Name: __________________________
Title: ___________________________

Exhibit A-3-2

EXHIBIT B TO

CREDIT AND GUARANTY AGREEMENT

letter of direction

ELECTRA BATTERY MATERIALS CORPORATION

[____________]

[____________]

[•], 202_

GLAS USA LLC

as Administrative Agent

3 Second Street, Suite 206

Jersey City, New Jersey 07311

United States of America
[Redacted: Commercially sensitive information]

RE: Letter of Direction

Ladies and Gentlemen:

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (the “Credit Agreement”), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”), and certain of their respective Subsidiaries, as Guarantors (collectively, with Company, “Credit Parties”), the Lenders party thereto from time to time, and GLAS USA LLC, as administrative agent (in such capacity, “Administrative Agent”) for the Lenders, and GLAS TRUST COMPANY LLC as collateral agent (in such capacity, “Collateral Agent”) for the Lenders. Capitalized terms used but not otherwise defined in this letter are used in this letter as defined in the Credit Agreement.

Company hereby irrevocably instructs you and authorizes you to make the disbursements of the Term Loan on the Closing Date in the manner set forth on Exhibit A attached hereto and incorporated herein by reference, in accordance with the terms and provisions of the Credit Agreement, to the account numbers specified thereon.

Company, on behalf of the Credit Parties, hereby acknowledges that Administrative Agent may make payment strictly on the basis of the account numbers furnished herein even if such account number identifies a party other than the name of the accounts listed herein. In the event the account numbers are incorrect or if any payoff amount is incorrect, Credit Parties hereby agree to be fully liable for any and all losses, costs and expenses arising therefrom (including, without limitation, any losses, costs or expenses arising from any of the Credit Parties’ negligence or the negligence of any of the Credit Parties’ agents or employees).

This Letter of Direction may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Letter of Direction by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Letter of Direction.

Exhibit B-1

[Signature page(s) follow]

Exhibit B-2

IN WITNESS WHEREOF, Company has caused this Letter of Direction to be duly executed and delivered by its Authorized Officer as of the date and at the place first written above.

ELECTRA BATTERY MATERIALS CORPORATION

By: _______________________________
Name:
Title:

Acknowledged and Agreed as of
the date first written above:

GLAS USA LLC,
as Administrative Agent

By: __________________________
Name:
Title:

Exhibit B-3

EXHIBIT A TO EXHIBIT B TO

CREDIT AND GUARANTY AGREEMENT

Exhibit A

Disbursement of Proceeds

[SEE ATTACHED]

Exhibit B-Exhibit A-1

EXHIBIT C TO

CREDIT AND GUARANTY AGREEMENT

COMPLIANCE CERTIFICATE

[Redacted: Commercially sensitive information]

Exhibit C-1

EXHIBIT D TO

CREDIT AND GUARANTY AGREEMENT

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Assignment”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, the interest in and to all of the Assignor’s rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor’s outstanding rights and obligations under the respective facilities identified below (including, to the extent included in any such facilities, letters of credit and swingline loans) (the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and the Credit Agreement, without representation or warranty by the Assignor.

Assignor:	_________________

Assignee:	________________ and is an [Affiliate/Lender/Related Fund]*****

Borrower:	Electra Battery Materials Corporation, a Canadian corporation

Administrative Agent:	GLAS USA LLC, as the Administrative Agent under the Credit Agreement

Credit Agreement:	The Credit and Guaranty Agreement dated as of October 22, 2025 among Electra Battery Materials Corporation, certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

________________________

***** Select as applicable.

Exhibit D-1

Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans ******
Term Loan Commitment/Term Loans	$___________	$___________	___________%

Effective Date: ______________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

Notice and Wire Instructions:

[NAME OF ASSIGNOR]	[NAME OF ASSIGNEE]

Notices:	Notices:

Attention:	Attention:
Telecopier:	Telecopier:

with a copy to:	with a copy to:

Attention:	Attention:
Telecopier	Telecopier

Wire Instructions:	Wire Instructions:

_____________________________

****** Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Exhibit D-2

The terms set forth in this Assignment are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:	____________________________
Name:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:	____________________________
Name:
Title:

Consented to and Accepted:

GLAS USA LLC, as
Administrative Agent

By: ____________________________
Name:
Title:

[Consented to and]******** Accepted:

ELECTRA BATTERY MATERIALS CORPORATION

By: ____________________________
Name:
Title:

______________________________

******** To be added if consent of the Borrower is required per Section 10.6(c) of the Credit Agreement.

Exhibit D-3

ANNEX 1 TO EXHIBIT D TO

CREDIT AND GUARANTY AGREEMENT

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AGREEMENT

(iv)	Representations and Warranties.
(iv)	Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the “Credit Documents”), (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of any Credit Document, or any collateral thereunder, (iii) the financial condition of the Company, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Company, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.
(v)	Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision, and (v) if it is a Non-U.S. Lender, attached to this Assignment is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.
(v)	Payments. All payments with respect to the Assigned Interests shall be made on the Effective Date as follows:

Exhibit D-Annex 1-1

(iv)	With respect to Assigned Interests for Term Loans, unless notice to the contrary is delivered to the Lender from the Administrative Agent, payment to the Assignor by the Assignee in respect of the Assigned Interest shall include such compensation to the Assignor as may be agreed upon by the Assignor and the Assignee with respect to all unpaid interest which has accrued on the Assigned Interest to but excluding the Effective Date. On and after the applicable Effective Date, the Assignee shall be entitled to receive all interest paid or payable with respect to the Assigned Interest, whether such interest accrued before or after the Effective Date.

(vi)	General Provisions. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to conflict of laws principles thereof.

Exhibit D-Annex 1-2

EXHIBIT E-1 TO

CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE
CERTIFICATE

(For Foreign Person Recipients That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”) certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders .

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank for purposes of Section 881(c)(3)(A) of the Code, (iii) it is not a 10% shareholder of Company within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation that is related to Company within the meaning of Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and Company with a certificate of its Foreign Person status on IRS Form W-8BEN, W-8BEN-E or any successor form thereto. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform Company and the Administrative Agent, and (2) the undersigned shall have at all times furnished Company and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By: _________________________
Name:
Title:

Date: _____________, 20[ ]

Exhibit E-1-1

EXHIBIT E-2 TO

CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE
CERTIFICATE

(For Foreign Person Participant Recipients That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”) certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank for purposes of Section 881(c)(3)(A) of the Code, (iii) it is not a 10% shareholder of Company within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to Company within the meaning of Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its Foreign Person status on IRS Form W-8BEN, W-8BEN-E or any successor form thereto. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such participating Lender in writing, and (2) the undersigned shall have at all times furnished such participating Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By: ________________________________
Name:
Title:

Date: _______________, 20[ ]

Exhibit E-2-1

EXHIBIT E-3 TO

CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Person Participant Recipients That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”) certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business for purposes of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a 10% shareholder of Company within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to Company within the meaning of Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such participating Lender and (2) the undersigned shall have at all times furnished such participating Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By: __________________________
Name:
Title:

Date: ________________, 20[ ]

Exhibit E-3-1

EXHIBIT E-4 TO

CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Person Recipients That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”) certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Credit Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business for purposes of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a 10% shareholder of Company within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to Company within the meaning of Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and Company with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform Company and the Administrative Agent, and (2) the undersigned shall have at all times furnished Company and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[Signature Page Follows]

Exhibit E-4-1

[NAME OF LENDER]

By: __________________________
Name:
Title:

Date: ______________________ 20[ ]

Exhibit E-4-2

EXHIBIT F-1 TO

CREDIT AND GUARANTY AGREEMENT

CLOSING DATE CERTIFICATE

[Redacted: Commercially sensitive information]

Exhibit F-1-1

EXHIBIT F-2 TO

CREDIT AND GUARANTY AGREEMENT

SOLVENCY CERTIFICATE

[•], 2025

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:

1.	I am the [Chief Executive Officer / Chief Financial Officer] of ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”) and am delivering this Solvency Certificate solely in such capacity as an officer of Company and not in my individual capacity.

Reference is made to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among the Company, certain of their respective Subsidiaries, as Guarantors (collectively, with Company, the “Credit Parties”), the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

I have reviewed the terms of Sections 3 and 4 of the Credit Agreement and the definitions and provisions contained in the Credit Agreement relating thereto, together with each of the Credit Documents, and, in my opinion, have made, or have caused to be made under my supervision, such examination or investigation as is necessary to enable me to express an informed statement as to the matters referred to herein.

Based upon my review and examination described in paragraph 3 above, I certify that as of the date hereof, after giving effect to the consummation of the transactions contemplated by the Credit Documents each Credit Party is Solvent.

[Signature Page Follows]

Exhibit F-2-1

IN WITNESS WHEREOF, the undersigned, solely in his capacity as an Authorized Officer of Company, has caused this certificate to be delivered as of the date set forth above.

ELECTRA BATTERY MATERIALS CORPORATION

________________________________

Name:

Title: [Chief Executive Officer]

Exhibit F-2-2

EXHIBIT G TO

CREDIT AND GUARANTY AGREEMENT

COUNTERPART AGREEMENT

This COUNTERPART AGREEMENT, dated [mm/dd/yy] (this “Counterpart Agreement”) is delivered pursuant to the Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation (“Company”), certain of their respective Subsidiaries, as Guarantors, the Lenders party thereto from time to time, GLAS USA LLC, as Administrative Agent for the Lenders, and GLAS TRUST COMPANY LLC, as Collateral Agent for the Lenders.

Pursuant to Section 5.10 of the Credit Agreement, the undersigned hereby:

agrees that this Counterpart Agreement may be attached to the Credit Agreement and that by the execution and delivery hereof, the undersigned becomes a Guarantor under the Credit Agreement and agrees to be bound by all of the terms thereof;

represents and warrants that each of the representations and warranties set forth in the Credit Agreement and each other Credit Document and applicable to the undersigned is true, correct and complete in all material respects as of the date hereof both before and after giving effect to this Counterpart Agreement, except to the extent that any such representation and warranty relates solely to any earlier date, in which case such representation and warranty is true, correct and complete in all material respects as of such earlier date;

certifies that no event has occurred or is continuing as of the date hereof, or will result from the transactions contemplated hereby on the date hereof, that would constitute an Event of Default or a Default;

agrees to irrevocably and unconditionally guaranty the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)) and in accordance with Section 7 of the Credit Agreement; and

(i) agrees that this Counterpart Agreement may be attached to the [Australian Security Agreement][Canadian Security Agreement][U.S. Security Agreement]1, (ii) agrees that the undersigned will comply with all the terms and conditions of the [Australian Security Agreement][Canadian Security Agreement][U.S. Security Agreement] as if it were an original signatory thereto, (iii) grants to the Collateral Agent, for the benefit of the [Credit Agreement Secured Parties] a security interest in all of the undersigned’s right, title and interest in and to all “Collateral” (as such term is defined in the Credit Agreement) of the undersigned, in each case whether now or hereafter existing or in which the undersigned now has or hereafter acquires an interest and wherever the same may be located and (iv) delivers to Collateral Agent supplements to Schedules 4.1 and 4.2 attached to the Credit Agreement. All such Collateral shall be deemed to be part of the “Collateral” and hereafter subject to each of the terms and conditions of the applicable Collateral Documents.

___________________________

1 Applicable Security Agreement(s) TBC based on Additional Guarantor’s jurisdiction of organization/location of collateral.

Exhibit G-1

The undersigned agrees from time to time, upon request of Administrative Agent, to take such additional actions and to execute and deliver such additional documents and instruments as Administrative Agent may reasonably request to effect the transactions contemplated by, and to carry out the intent of, this Counterpart Agreement. Neither this Counterpart Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by the party (including, if applicable, any party required to evidence its consent to or acceptance of this Counterpart Agreement) against whom enforcement of such change, waiver, discharge or termination is sought. Any notice or other communication herein required or permitted to be given shall be given in pursuant to Section 10.1 of the Credit Agreement, and all for purposes thereof, the notice address of the undersigned shall be the address as set forth on the signature page hereof. In case any provision in or obligation under this Counterpart Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

This Counterpart Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Counterpart Agreement by telecopy shall be as effective as delivery of a manually executed counterpart of this Counterpart Agreement.

THIS COUNTERPART AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

Exhibit G-2

IN WITNESS WHEREOF, the undersigned has caused this Counterpart Agreement to be duly executed and delivered by its duly authorized officer as of the date first written above.

[NAME OF SUBSIDIARY]

By:	__________________________________ Name: Title:

Address for Notices:

Electra Battery Materials Corporation
[____________]

[____________]

[____________]

Attention: [____________]

Email: [____________]

with a copy to with a copy to (which shall not constitute notice):

[____________]

[____________]

[____________]

Attention: [____________]

Email: [____________]

ACKNOWLEDGED AND ACCEPTED,
as of the date first written above:

GLAS USA LLC,
as Administrative Agent

By:	___________________________ Name: Title:

GLAS TRUST COMPANY LLC,
as Collateral Agent

By:	___________________________ Name: Title:

Exhibit G-3

EXHIBIT H TO

CREDIT AND GUARANTY AGREEMENT

[FORM OF] LANDLORD COLLATERAL ACCESS AGREEMENT

[Redacted: Commercially sensitive information]

Exhibit H-1

EXHIBIT I TO

CREDIT AND GUARANTY AGREEMENT

[form of INTERCOMPANY NOTE AND SUBORDINATION]

[Redacted: Commercially sensitive information]

Exhibit I-1

EXHIBIT J TO

CREDIT AND GUARANTY AGREEMENT

FORM OF PERMITTED WORKING CAPITAL
INTERCREDITOR AGREEMENT

[Redacted: Commercially sensitive information]

Exhibit J-1